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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Mapfre

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

FILE NO. 82- 1987 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlg

DATE : 12/9/02

ANNUAL REPORT 2001



CORPORACION MAPFRE

Index

Annual Report 2001

CORPORACION MAPFRE

Governing Bodies

Board of Directors

	Executive Committee	Auditing Committee	Remuneration and Appointments Committee	Compliance Committee
CHAIRMAN				
Carlos Álvarez Jiménez	First Vice-Chairman	First Vice-Chairman	First Vice-Chairman	–
EXECUTIVE VICE-CHAIRMAN & C.E.O.				
Domingo Sugranyes Bickel	Chairman	Chairman	Chairman	–
SECOND VICE-CHAIRMAN				
Florentino Braña Valdés	Second Vice-Chairman	Second Vice-Chairman	Second Vice-Chairman	Chairman
MEMBERS				
Juan Fernández-Layos Rubio	–	–	Member	–
Rafael Galarraga Solores	Member	–	–	–
Santiago Gayarre Bermejo	Member	–	–	–
Dieter Göbel Brückner	–			–
Luis Hernando de Larramendi y Martínez	–	Member	Member	Member
Sebastián Homet Duprá	–	–	–	–
Manuel Jesús Lagares Calvo	–	–	–	Member
Alberto Manzano Martos	Member	–	–	–
Antonio Miguel-Romero de Olano	Member	Member	–	–
José Manuel Martínez Martínez	–	–	–	–
Filomeno Mira Candel	Member	–	–	–
Alfonso Rebuelta Badías	Member	Member	Member	Member
Felipe Rodrigo Zarzosa	–	–	–	–
Pedro Unzueta Uzcanga	–	–	–	Member
DIRECTOR-SECRETARY				
José Manuel González Porro	Member Secretary	Member Secretary	Member Secretary	–



Shareholders letter

Madrid, March 2002

Dear Shareholder,

In a difficult market environment for the insurance industry, marked by a slowdown in economic growth, negative Stock Market performances and the consequences of the attack of 11 September in New York - the largest loss ever for the insurance industry -, CORPORACIÓN MAPFRE has succeeded in maintaining its return on equity, having slightly improved its net result:

- Revenues grew by 37.4%, reaching EUR 6,732 million.
- Return on equity remained at 8.4%.
- Earnings per share reached EUR 0.53 (EUR 0.51 in 2000).

The large claims registered in 2001, and particularly the one in New York, had a limited impact on our reinsurance subsidiary, thanks to its prudent underwriting policy. The lower profit resulting from these events was more than offset by good performances in other operating areas of Corporación. It should be noted that the quality of results improved with respect to previous years, as in 2001 profits from realisations were much lower than in 2000, representing only 2.8% of pre-tax results, while recurring profits show an average growth close to 20% over the last four years.

These results allow the Board to propose a dividend equal to that of the preceding year, of EUR 0.19 per share, of which an interim dividend of EUR 0.09 was paid last December. This payout entails a dividend yield of 2.5% on last year's average market price.

Throughout the year, CORPORACIÓN MAPFRE shares had a more positive evolution than other insurance companies' stocks in Europe. Albeit our company is small in the European context, in terms of market capitalisation, over the last months, a growing number of leading insurance equity analysts have included it in their coverage and recommendations. We are also noticing a growing interest on the part of institutional investors, both in Spain and abroad, and of the public in general. We are convinced that, as the results of our investment in America continue to improve, while our operations in Spain maintain their excellent development trend, the performance of our stock will be superior to that of its recent past.

A group of businesses in full development

CORPORACIÓN MAPFRE represents for investors a group of fully developing businesses, which operate in markets experiencing sustained growth.

In Spain, the Life insurance and Pensions market will register remarkable growth over the coming years, as the need to supplement the public pension system with long-term savings based on capitalisation principles becomes more pressing. MAPFRE VIDA, the largest Life insurer in Spain consistently grows faster than the market, thanks to its excellent sales network and to the strength of the MAPFRE brand, repeatedly confirmed in numerous market surveys.

The Non-life insurance subsidiaries of Corporación in Spain hold a leading position in Home Insurance, a segment in which we grow faster than the market and obtain high returns, thanks to an extensive assistance services network. Likewise, our group maintains solid and fast-developing positions in other business lines, such as Health Insurance, Credit and Surety, and other insurance products for commercial risks.

The alliance between MAPFRE and CAJA MADRID, which was signed in 2000, boosted the development of our insurance operations in Spain. The creation of MAPFRE-CAJA MADRID holding under which the direct insurance activities of both groups were brought together, and in which Corporación holds a majority shareholding, has contributed bancassurance operations in full-blown growth, together with the possibility of developing the bank distribution channel as a complement to the MAPFRE insurance network. As a consequence of the agreements mentioned above, our Corporación also holds a 30% shareholding in CAJA MADRID's asset management subsidiaries, which have great future potential.

CORPORACIÓN MAPFRE's strength and potential lie also with its presence in America, where it has significant market shares in Non-life insurance in all Spanish and Portuguese speaking countries in North and South America. MAPFRE AMÉRICA's presence is still recent, but its good results for 2001 confirm the soundness and success of this long-term investment.

Through its subsidiaries MAPFRE RE and MAPFRE ASISTENCIA, Corporación participates with majority holdings in two international development areas:

- MAPFRE RE, which is the only Spanish reinsurer with an international presence, holds market shares placing it among the leading reinsurance companies in Latin America, and it also operates with great prudence in other markets in Europe, the United States and Asia. This company finds itself in an ideal position to benefit from a reinsurance market, which, after several years recording bad results, may now enter a cycle of high returns.

- MAPFRE ASISTENCIA, which has developed one of the largest international travel and home assistance networks competing worldwide, and which has begun the development of new activities, such as travel agencies, and other services.

The strength of SISTEMA MAPFRE

The majority shareholder in Corporación is MAPFRE MUTUALIDAD, the leading Motor insurance company in Spain and one of the main experts in this line worldwide. MAPFRE MUTUALIDAD and the subsidiaries it controls, mostly through CORPORACIÓN MAPFRE, form 'SISTEMA MAPFRE'. The relationship of the controlling shareholder with its subsidiary is fully transparent. Corporación benefits from SISTEMA MAPFRE's leadership which stems from its own sales network and its quality image, which reflects the service it provides to its policyholders.

The strategy of SISTEMA MAPFRE, which is adopted by CORPORACIÓN MAPFRE, can be summarised as follows:

- The overriding goal of reinforcing the group's leadership and competitiveness in Spain, and
- The effort to enhance the presence and returns of its investments in America.

SISTEMA MAPFRE also stands out for the importance it has granted to qualitative aspects, such as the strict compliance with the Code of Good Governance approved in 2000, and its substantial investment in education and training.

Our targets

The projections and targets drawn up by Corporación for the coming years are fully supported by its controlling shareholder and the whole of SISTEMA MAPFRE. Income growth is expected to exceed 10% in 2002, and will likely remain around the same level between 2002 and 2004. Net results will grow by at least 10% in 2002, and return on equity is expected to increase by one percentage point a year until 2004.

The slowdown of economic growth invites us to be cautious when issuing these income and return forecasts, but the entire group's commitment remains in place to reach, and if possible exceed, these targets.

We thank you for your interest and trust in our Corporación. We operate in a sector where many new investment opportunities arise. We will continue, as we have done so far, doing our best efforts to invest and manage increasingly better the funds you entrust to our care.

Sincerely yours,

Carlos Alvarez Jiménez
Chairman of the
Board of Directors

Domingo Sugranyes Bickel
Executive Vice-president and CEO
Chairman of the Executive Committee

Consolidated Management Report 2001

Figures in million Euros.
This information does not form part of the Consolidated Management Report.

Main Consolidated Data

	1997	1998	1999	2000	2001
Income					
Insurance and Reinsurance Premiums	2,551.3	2,623.7	2,723.3	4,202.4	**5,789.2**
Financial Income and Other Income	562.0	630.8	619.1	755.6	**943.4**
Investments and Cash & Banks					
Real Estates	587.5	524.4	530.5	534.8	**566.7**
Securities	2,403.9	2,786.4	3,256.5	6,004.1	**8,050.9**
Cash and Banks	239.0	387.9	463.7	333.1	**456.4**
Others	1,322.3	1,070.4	1,099.8	1,446.6	**1,642.7**
Total	4,552.7	4,769.0	5,350.4	8,318.6	**10,716.7**
Return on equity (%)	7.8	7.7	7.9	9.1	**8.4**

Funds under Management

	1997	1998	1999	2000	2001
MAPFRE INVERSION					
Investment funds	1,511.3	1,871.8	2,093.9	2,178.4	**2,202.3**
MAPFRE VIDA PENSIONES					
Pension funds	247.1	322.3	367.7	457.9	**581.7**
CORPORACION MAPFRE (Consolidated)					
Shareholders' Equity	831.2	861.7	906.4	1,120.8	**1,161.9**
Mathematical Reserves Life	2,501.3	2,736.1	2,996.4	5,672.5	**7,163.0**
Other technical reserves	1,621.9	1,787.6	2,112.6	2,869.5	**3,519.5**
Other funds	95.8	122.5	136.0	189.4	**228.6**
Total	**6,808.5**	**7,702.0**	**8,612.9**	**12,488.5**	**14,857.0**


7000
6000
5000
4000
3000
2000
1000
0
2,551.3
2,623.7
2,723.3
4,202.4
5,789.2
1997
1998
1999
2000
2001

Insurance and Reinsurance Premiums


18000
15000
12000
9000
6000
300
0
6,808.5
7,702.0
8,612.9
12,488.5
14,857.0
1997
1998
1999
2000
2001

Funds under Management

SISTEMA MAPFRE International Presence

Direct Insurance   Reinsurance   Assistance


MOSCOW
GALWAY
LONDON
BRUSSELS
FRANKFURT
LUXEMBOURG
PARIS
BUDAPEST
MILAN
OPORTO
LISBON
CANARY ISLAND
ATHENS
ISTAMBUL
TUNIS


TORONTO
NEW JERSEY
FLORIDA
MEXICO
DOMINICAN REPUBLIC
GUATEMALA
HONDURAS
PUERTO RICO
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
VENEZUELA
COLOMBIA
ECUADOR
PERU
BOLIVIA
BRAZIL
PARAGUAY
CHILE
URUGUAY
ARGENTINA


PHILIPPINES
BAHRAIN

This publication contains the Consolidated Directors' Report and Consolidated Annual Accounts and Audit Report of CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S. A., as well as other additional information. The Unconsolidated Directors' Report and Annual Accounts and their corresponding Audit Reports area available to the shareholders and other interested parties.

Sistema MAPFRE
Presence

SISTEMA MAPFRE Spanish Presence

Insurance Network: 2,422


58
37
125
176
46
18
182
72
381
158
35
92
197
263
49
430
1
1
81

Situation at 31-XII-2001

Un-Consolidated Balance Sheet and Profit and Loss Account

Balance Sheet

Assets

Assets	2001	2000
Fixed Assets	0.4	0.6
Investments	969.8	729.5
Participation by reinsurance in technical reserves	–	11.3
Other assets	17.7	12.4
Cash, banks and liquid assets	5.2	20.7
Total Assets	**993.1**	**774.4**

Liabilities

Liabilities	2001	2000
Suscribed capital	90.8	90.9
Reserves	535.4	496.6
Result after taxes	44.6	73.6
Technical provisions	–	16.8
Deposits received from reinsurance	–	1.0
Other liabilities	322.3	95.3
Total Liabilities	**993.1**	**774.4**

Profit and Loss Account

	2001	2000
Result of the technical account of Non-Life insurance	0.1	(5.2)
Result of the technical account of Life insurance	–	–
Income from investments	58.5	100.3
Expenses from investments	(14.5)	(15.50)
Other income	1.5	1.5
Other expenses	(6.8)	(6.3)
Extraordinary income	0.9	0.1
Extraordinay expenses	(4.6)	(0.1)
Result before taxes	35.1	74.9
Tax	9.5	(1.2)
Result after Taxes	**44.6**	**73.6**

Million euros

ERNST & YOUNG

In our opinion, the accompanying 2001 consolidated annual accounts give a true and fair view, in all material respects, of the net equity and financial position of CORPORACION MAPFRE, S.A. and its subsidiaries (Note 2) at December 31, 2001, and the results of their operations for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension in conformity with accounting principles and criteria generally accepted in Spain, applied on a basis consistent with those of the preceding year.

The accompanying consolidated management report for the year ended December 31, 2001 contains such explanations as the Directors consider appropriate concerning the situation of CORPORACION MAPFRE, S.A. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2001. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Corporation and its subsidiaries.

ERNST & YOUNG

Fernando Pindado Cardona

Madrid, March 22, 2002

The geographical breakdown of the results of Corporación Mapfre in 2001 was as follows:

Geographical Breakdown of Results

	Result before tax, minority interests, amortisation of goodwill and portfolio acquisition costs	Result after tax, minority interests, amortisation of goodwill and portfolio acquisition costs
Spain	79.2%	67.5%
North America	10.3%	20.4%
South America	10.1%	11.8%
Other	0.4%	0.3%

Unlike in previous years, CORPORACIÓN MAPFRE recorded no significant gains from asset disposals in 2001. Total proceeds from disposals in 2001 amounted to 2.8% of gross profits, compared with 13% in 2000.

The following table gives the performance of book and recurring results in the last four years:

Recurring Results

	1998	1999	2000	2001
Net book results	64.8	69.9	91.9	96.2
Net recurring results	45.9	55.6	68.4	81.9
% increase		21	23	20

€ million.

Meanwhile, results were also significantly impacted by several major claims, among which it is worth highlighting the 11 September attacks on New York – whose impact on the results of MAPFRE RE was € 16.1 million- and the January 2001 earthquake in El Salvador (with a net impact of € 7.2 million).

The effect of the acquisition of FINISTERRE by MAPFRE SEGUROS GENERALES in March 2001 on the Company's profit and loss was as follows: a profit of € 19.5 million; a financing cost for payment by instalments of € 3.3 million; a goodwill charge of € 4.4 million. FINISTERRE has fully provided for the adjustment to the new mortality tables of its life portfolio, which it intends to transfer to MAPFRE VIDA in 2002.

In line with international practice, the quality of operating profits from the non-life business is measured by a combined ratio, which reflects the level of claims and expenses on premiums net of reinsurance. The consolidated combined ratio for CORPORACIÓN MAPFRE in 2001 was 101.0%, versus 103.3% in 2000. Combined ratios for all subsidiaries are given in a later section in this report.

Among the companies consolidated by the equity method, we would point out the strong performance by MAPFRE INMUEBLES. This company, in addition to managing the buildings owned by SISTEMA MAPFRE, also develops residential property in different areas in Spain, achieving consistent sales success. In 2001 MAPFRE INMUEBLES reported a particularly large profit, generated by the sale of part of its rights to a plot of land available for development. The three companies belonging to the CAJA MADRID group, in which CORPORACIÓN MAPFRE has a 30% stake, are also consolidated by the equity method. Results from CAJA MADRID BOLSA (stock broker) and GESMADRID (collective investment institution manager) were negatively affected by the poor performance of the equity markets; CAJA MADRID PENSIONES (pension fund manager) developed further its business that, as noted earlier, is poised for significant growth in the coming years thanks to a favourable tax treatment.

Pursuant to the Law on Tax, Administrative and Social Order Measures of 27 December 2001, CORPORACIÓN MAPFRE has decided to opt for the early payment of the deferred tax relating to the proceeds obtained from asset sales carried out in previous years; the choice of this option reduces the tax rate on the transactions referred to above from 35% to 18%. In 2001, this equated to a reduction in deferred taxes at the consolidated level of € 8.0 million.

Shareholders' Equity

Shareholders' equity as at 31 December 2001 stood at € 1,811.1 million, 4.8% higher than in 2000. Of this amount, € 649.2 million corresponded to equity owned by minority shareholders in Group subsidiaries and € 1,161.9 million to CORPORACIÓN MAPFRE shareholders. Consolidated shareholders' equity per share was € 6.4 at year-end, compared with € 6.2 at the end of 2000.

Relevant Events

Investments in Group companies

In 2001 CORPORACIÓN MAPFRE invested a total of € 119.6 million in group and associated companies, of which the most significant operations were:

- A capital increase of € 74.9 million at MAPFRE AMÉRICA, which enabled the Company to underwrite the rights issues of and acquire additional stakes in its subsidiaries in Puerto Rico, Venezuela, Peru and El Salvador

- The acquisition of shares in MAPFRE AMÉRICA, for € 30.3 million; through these transactions, the stake of CORPORACIÓN MAPFRE in MAPFRE AMÉRICA increased from 81.06% to 84.87%

- A capital increase of € 8.4 million at MAPFRE ASISTENCIA to fund the company's continued international expansion

- A capital increase of € 3.6 million at CAJA MADRID BOLSA to finance the development of its business.

In addition to the aforementioned payments, in 2002 MAPFRE AMÉRICA intends to buy out the minority interests in SEGUROS TEPEYAC (Mexico). To do so and amortise the temporary debt arising from the purchase of shares of LA SEGURIDAD (Venezuela), MAPFRE AMÉRICA will require a capital injection from CORPORACIÓN MAPFRE of € 76.4 million over the coming months.

In addition to the investments referred to above in subsidiaries of CORPORACIÓN MAPFRE, the following acquisitions were made in 2001:

- In March 2001, all of the outstanding shares of the FINISTERRE group, which specialises in burial insurance, were purchased for a consideration of € 146.6 million. The acquisition was carried out by MAPFRE SEGUROS GENERALES and partly financed with the company's own shareholders' equity and part via the deferred payment of € 83.5 million. The funds required to meet these obligations will be provided in 2002 by MAPFRE CAJA MADRID Holding de Entidades Aseguradoras, in which CORPORACIÓN MAPFRE has a 51% stake

- In December 2001, PRAICO announced the acquisition of CONSOLIDATED PROPERTY & CASUALTY, which operates in Florida (USA), for USD 6.3 million (€ 7.1 million). This minor acquisition forms part of the restructuring of the insurance operations of MAPFRE AMÉRICA in Florida, which are now integrated under the PRAICO Group (Puerto Rico).

The necessary steps have been taken to delist MAPFRE VIDA from the stock market, through a public offer aimed at the 0.74% of its shares outstanding in the market after the 2000 public offer and the acquisitions made by MAPFRE CAJA

MADRID Holding de Entidades Aseguradoras during the course of 2001.

Finally, CORPORACIÓN MAPFRE has contributed to the MAPFRE CAJA MADRID holding company 8.63 % of the shares of MAPFRE SEGUROS GENERALES; the € 40.8 million rights issue was subscribed in cash by CORPORACIÓN CAJA MADRID in accordance with its 49% stake.

Funding

The aforementioned investments were financed with proceeds from a € 275 million bond issue, comprising 2,750 securities worth € 100,000 each maturing in 10 years, placed among institutional investors from Spain and other countries in the EU in July 2001. The Standard & Poor's credit rating agency assigned the issue an A+ rating, just one notch below the financial strength rating of parent company MAPFRE MUTUALIDAD. The funds obtained from such issuance will also be used to finance investments already committed for 2002.

Change in corporate purpose

Pursuant to the agreements reached at the General Shareholders' Meeting of April 2001, CORPORACIÓN MAPFRE has obtained the obligatory authorisations to change its corporate purpose, excluding the direct reinsurance activity, which is added to that of the MAPFRE RE subsidiary. Its corporate purpose now corresponds to that of a holding company, as a result of which its corporate name has also changed. These agreements were authorised by Ministerial Order of 19 November 2001 and formalised via public deed granted on 26 December 2001.

Adoption of the euro and re-denomination of the share capital

The adaptation of the computer systems to the European currency was completed without any problem. Accordingly, by the end of the year the Company and all its subsidiaries were fully prepared to continue operating normally in euros as from January 2002.

In accordance with the agreements made at the prior-year's General Shareholders' Meeting, on 17 July 2001, the Company's share capital was re-denominated in euros. At the same time, the nominal value of the shares was reduced to € 0.50 per share, causing the number of outstanding shares to increase threefold from 60,521,512 to 181,564,536 with effect from 15 September 2001.

Stock market performance

Shares of CORPORACION MAPFRE traded for 250 days on the Spanish electronic market in 2001, implying a trading frequency of 100%. A total of 149,575,750 shares changed hands, compared with 167,189,352 in 2000 (figures adjusted for the September 2001 stock split), a decline of 10.5% in trading volume. The effective value of these transactions was € 1,119.3 million, against € 921.5 million in 2000, an increase of 21.5%.

CORPORACIÓN MAPFRE's shares outperformed the European insurance sector in 2001. The stock fell sharply in July and August of 2001, amid fears regarding the impact of potential capital losses on insurance companies' equity market investments, which were unjustified in the case of CORPORACIÓN MAPFRE as capital losses from equity investments by its subsidiaries were negligible. Affected like the whole insurance sector after September 11 by the concerns regarding the aftermath of the New York attacks, CORPORACIÓN MAPFRE's shares recovered better than its peers' when it became known that the impact of this event on its accounts was comparatively smaller.

Following the release of nine-month 2001 results, in October 2001 CORPORACIÓN MAPFRE announced a set of revised estimates for the full year: due to the overall situation of the markets and the events that had affected the entire insurance industry, the Company's new revised forecasts pointed to a result in 2001 similar to that of the previous year. Following the announcement, the stock price began gaining ground, ending 2001 at € 6.51 per share, in line with levels seen at the beginning of the year.

The yield on dividends paid throughout the year was 2.5% over the average share price. At the end of the year, 10 Spanish and international brokers rated the stock a 'Buy', compared with six 'Hold' and two 'Underweight' recommendations.

Investor relations

CORPORACIÓN MAPFRE's Finance and Investor Relations Department went to great lengths during the year to expand communication with analysts and investors. Quarterly results were presented at meetings with analysts in Madrid and London, along with comprehensive complementary information, which was communicated simultaneously to the public through the Spanish Securities Exchange Commission (the *Comisión Nacional del Mercado de Valores*).

During the year, direct contact was held with 25 Spanish institutional investors and fund managers and 124 institutional investors and fund managers in Germany, Belgium, Canada, Denmark, the United States, France, Ireland, Italy, the Netherlands, Portugal, the United Kingdom, Singapore, Sweden and Switzerland, while CORPORACIÓN MAPFRE received at its headquarters numerous visits from analysts and institutional investors from a number of countries.

Subsidiary and Affiliate Activities

The following pages summarise the key highlights of subsidiary activities and results. Greater detail is provided later on in this report under the chapter entitled 'Information on Operating Units'.

Companies operating primarily in Spain

Premiums written in 2001 by Group companies operating primarily in Spain, currently part of in MAPFRE CAJA MADRID Holding de Entidades Aseguradoras S.A., evolved as follows:

Consolidated Premiums

	2001	2000	% Chg 2001/2000
MAPFRE VIDA	2,647.0	2,394.5	10.5
Agency Network			
Regular premiums	423.4	427.[illegible]	-0.8
Single premiums	226.8	141.7	60.0
Unit-Linked	26.7	63.6	-58.0
Externalisations	860.8	884.1	-2.7
Non-life	76.1	64.3	18.5
Bank Network			
Regular premiums	35.6	37.3	-4.5
Single premiums	695.5	352.1	97.5
Unit-Linked	302.1	424.3	-28.8
MAPFRE SEGUROS GENERALES	905.5	770.0	17.6
MAPFRE Seguros Generales	382.5	346.2	10.5
MAPFRE Industrial	203.4	148.5	36.9
MAPFRE Guanarteme	131.7	107.3	22.8
MAPFRE Finisterre	187.9	168.0	11.8
MAPFRE CAJA SALUD	145.7	109.4	33.3
MAPFRE CAUCION Y CREDITO	70.7	60.9	16.1
Total	3,768.9	3,334.8	13.0

€ million.

The premiums figures shown in the preceding table include the entire issuance of both years. However, in 2000 the companies coming from CAJA MADRID were only consolidated as from 1 July 2000, in line with prevailing accounting regulations. The table also gives total premiums in both years for MAPFRE FINISTERRE, which for accounting purposes was consolidated as from 1 April 2001.

The amount of premiums includes figures from the branch offices in Portugal of MAPFRE VIDA (€ 31.6

million) and MAPFRE CAUCIÓN Y CRÉDITO (€ 4.7 million).

Technical reserves from the life unit amounted to € 7,822.4 million, an increase of 27.5% from 2000. The volume of pension funds managed by MAPFRE VIDA PENSIONES reached € 581.7 million, 27.2% higher than the previous year.

The volume of mutual funds managed by MAPFRE INVERSION, a subsidiary of MAPFRE VIDA, increased by 1.1% to € 2,202.3 million, with 114,476 unit holders at year-end.

The MAPFRE INMUEBLES real estate subsidiary reported a 93% increase in consolidated revenues, to € 60.2 million.

Companies operating primarily abroad

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote total premiums worth € 1,516.5 million, signalling a 14.2% increase from the previous year (17.4% in local currency terms), and of MAPFRE ASIAN (the Philippines) worth € 9.8 million, a decline of 16.8%. Except for Mexico, Venezuela and El Salvador, the companies' life portfolios were transferred at the beginning of 2000 to MAPFRE AMÉRICA VIDA's subsidiaries. The detail and movement of consolidated premiums in 2001 is as follows:

Consolidated Premiums

	2001	2000
MAPFRE AMERICA		
North America		
LA CENTRO AMERICANA (El Salvador)	29.3	24.7
SEGUROS TEPEYAC (Mexico)	311.4	273.7
GRUPO PRAICO (Puerto Rico) and AMSTAR	222.7	202.6
South America		
MAPFRE ARGENTINA	220.6	197.5
VERA CRUZ SEGURADORA (Brazil)	284.5	280.2
MAPFRE S.G. DE COLOMBIA	42.4	38.1
MAPFRE CHILE	58.9	50.6
MAPFRE PARAGUAY	7.7	10.0
MAPFRE PERÚ	27.9	21.6
MAPFRE URUGUAY	11.3	12.6
LA SEGURIDAD (Venezuela)	299.8	216.7
Subtotal	1,516.5	1,328.3
OTHER		
MAPFRE ASIAN (the Philippines)	9.8	11.8
Total	**1,526.3**	**1,340.1**

€ million.

MAPFRE RE and its subsidiaries booked premiums of € 687.9 million, an increase of 13.5% from the previous year. Net written premiums amounted to € 450.8 million, equivalent to 65.5% of booked premiums. Of the total, 33% corresponded to Spain, 33% to Latin America, 21% to Europe and 8% to the United States, with the remaining 5% coming from other geographical areas.

MAPFRE ASISTENCIA and its subsidiaries posted consolidated income in 2001 of € 222.4 million. This figure, which includes revenues from equity-accounted companies, was 13% higher than in 2000. The geographical breakdown was as follows: 32% came from Spain, 56% from Latin America, 8% from other countries in Europe and 4% from other countries. MAPFRE ASISTENCIA operates through subsidiaries and branch offices in 34 countries.

The following table provides the main management ratios of the non-life subsidiaries of CORPORACION MAPFRE, showing before reinsurance the percentages of total expenses over gross premiums written, as well as claims incurred, over gross premiums earned. The right-hand columns show the combined ratio commonly used by analysts, which measures activity (net expenses as a percentage of net premiums written and net claims incurred as a percentage of net premiums earned). Figures for MAPFRE CAUCIÓN Y CRÉDITO include net income from the sale of credit opinions that, while classified as non-technical, are included in the operating result.

	GROSS EXPENSE RATIO (%) (1)		GROSS CLAIMS RATIO (%) (2)		COMBINED RATIO (%) (3)	
	31.12.01	31.12.00	31.12.01	31.12.00	31.12.01	31.12.00
MAPFRE SEGUROS GENERALES	25.8	23.7	65.0	70.9	91.4	93.4
MAPFRE CAUCIÓN Y CRÉDITO (4)	26.0	30.3	70.3	53.4	91.8	102.1
MAPFRE CAJA SALUD	15.7	[illegible]	80.6	86.2	96.4	97.7
MAPFRE RE	28.8	29.7	81.0	75.4	112.6	106.8
MAPFRE ASISTENCIA	11.7	12.3	83.1	85.2	95.5	98.1
MAPFRE AMÉRICA	30.3	30.4	71.8	70.7	103.7	106.1
MAPFRE ARGENTINA	28.4	28.8	71.7	73.7	104.0	104.7
VERA CRUZ (Brazil)	36.9	34.6	65.7	[illegible]	104.3	107.2
MAPFRE SEGUROS GENERALES DE COLOMBIA	[illegible]	43.5	68.6	79.2	[illegible]	130.3
MAPFRE CHILE SEGUROS	28.7	32.3	60.2	69.3	101.0	108.5
SEGUROS TEPEYAC	31.0	26.5	65.1	70.7	101.8	100.5
MAPFRE PARAGUAY	23.8	33.9	66.8	86.0	103.9	122.3
MAPFRE PERÚ	[illegible]	40.6	59.4	60.9	119.7	142.9
MAPFRE USA	26.2		66.9		108.4	
PRAICO (5)		22.7		66.0		106.9
PACO (5)		22.8		68.3		107.2
CORMAP FLORIDA (5)		38.8		103.7		151.4
MAPFRE URUGUAY	38.4	34.1	76.0	60.4	122.0	108.8
LA SEGURIDAD	24.0	27.6	[illegible]	69.2	101.2	101.3
LA CENTRO AMERICANA	31.2	21.6	45.9	58.3	106.7	92.2
MAPFRE ASIAN	31.4	26.4	45.9	44.8	99.7	94.3

Consolidated figures

(1) Total expenses/premiums written and accepted
(2) Claims on direct insurance and accepted reinsurance/premiums written before reinsurance
(3) Net expenses/net premiums written + net claims/net premiums earned
(4) The 'combined ratio' of Mapfre Caución y Crédito is adjusted for net income from the sale of credit reports.
(5) As from January 2001, the three companies were included in the Mapfre USA Group.

Corporate Issues

Corporate Governance

CORPORACIÓN MAPFRE and all its units and subsidiaries are governed – in addition to the individual corporate by-laws of each company- by the Code of Good Governance of SISTEMA MAPFRE, approved by the Board of Directors of MAPFRE MUTUALIDAD –the parent company of SISTEMA MAPFRE - at its meeting of 20 March 2000 and accepted by the Boards of Directors and senior executives of all companies within SISTEMA MAPFRE.

This Code brings together and updates the internal rules regulating the co-ordinated operation of the entire System, adapting them – in accordance with its distinctive characteristics - to the recommendations contained in the Special Task Force Report for the study of an Ethic Code for Boards of Directors – known as the 'Olivencia Report' - published in 1998, bearing in mind in its development also the reference Advisory Regulations drawn up by the Spanish Securities and Exchange Commission, the *Comisión Nacional del Mercado de Valores*. Specifically:

- The Boards of Directors of the different companies undertake as their main mission the general function of supervision, with a number of subjects reserved for their knowledge, whereas the day-to-day management is carried out by the Executive Committees of each company.

The supervision and general co-ordination at the highest level for SISTEMA MAPFRE as a whole is the responsibility of the Board of Directors of MAPFRE MUTUALIDAD and two delegate committees: the Institutional Control Committee and the Executive Committee of SISTEMA MAPFRE.

The highest supervisory and decision-making body of CORPORACIÓN MAPFRE and the supervisory body for all its subsidiaries is the Board of Directors of CORPORACIÓN MAPFRE, whereas management of the Group is the responsibility of the management and executive bodies of CORPORACIÓN MAPFRE and the relevant corporate bodies of the subsidiaries mentioned above.

- The board of directors of CORPORACIÓN MAPFRE has 19 members, of which 15 are external (12 core shareholder representatives and three independent). Of the four remaining board members, one is the chief executive of the Company, two are top managers of the main subsidiaries and the fourth is the Secretary and legal counsel to the board of CORPORACIÓN MAPFRE.

In general, external board members (core shareholder members and independent members) represent the majority of the members of the boards of directors of the main subsidiaries.

- The Chairman of CORPORACIÓN MAPFRE is a core shareholder board member and does not carry out executive functions; the chief executive is the first vice-chairman, who presides over the Executive Committee.The chairmen of the main subsidiaries are for the most part their chief executives, however this is not viewed as an excessive concentration of power, since decision power lies with the board and its committees.

At CORPORACIÓN MAPFRE, as well as on the Boards of the main companies in SISTEMA MAPFRE, the position of second vice-chairman is held as a rule by an external board member, who takes on the responsibility of co-ordinating the external board members and the presidency of the Compliance Committee.

The Secretary to the Board of Directors of CORPORACIÓN MAPFRE is also a board member, and has the appropriate position and means to adequately carry out its role of overseeing the formal and material legality of the Board's proceedings.

- Both the parent company, MAPFRE MUTUALIDAD, and CORPORACIÓN MAPFRE have Remuneration and Appointments, Audit and Compliance Committees.

The only executive board members active on CORPORACIÓN MAPFRE's Remuneration and Appointments and Audit Committees are the executive vice-chairman and the Secretary to the Board, who are the chairman and secretary, respectively, of these Committees. The Compliance Committee is exclusively composed of external board members.

The main subsidiaries of CORPORACIÓN MAPFRE have a Compliance Committee in charge of ensuring the correct application of the rules established in the Code of Good Governance.

• The Board of Directors operates in accordance with the recommendations of the Olivencia Report. Board Members receive documentation specifically prepared regarding the main issues included in the agenda ahead of board meetings, and are authorised to gather as much information as they consider necessary to adequately perform their duties.

There are five regular Board Meetings each year, while the Executive Committees generally hold an ordinary meeting each month. There is no limit to the number of extraordinary meetings. The schedule for meetings of the Delegate Committees is adapted to the needs derived from the subjects for which they are responsible.

• Election and re-election of the members of the Board of Directors is carried out through a formal and open process, which includes the appropriate proposal by the Remuneration and Appointments Committee of SISTEMA MAPFRE or of CORPORACIÓN MAFRE, in accordance with the scope their respective authorities.

• The rights and duties of board members are regulated in detail by the Code of Good Governance, and are almost completely in accordance with the reference regulations drawn up by the Spanish Securities Exchange Commission, the *Comisión Nacional del Mercado de Valores*.

The remuneration of board members is based on the principle of moderation and entails a per diem for attendance to board meetings. The members of the Commissions and the Delegate Committees also receive a fixed annual allowance. The annual report contains sufficiently detailed information regarding the criteria for remuneration, both of external board and executive board members, as well as overall information on remuneration received by each group of directors.

The age limits are set at 65 years old for executive board members and 70 years old for external board members.

• Interim information and the Annual Reports are prepared in accordance with the same criteria and are verified by the corresponding Audit Committees.

These Committees also receive regularly information regarding relations with External Auditors and are made aware of all the reports and recommendations made by these. They are also informed of reports issued by the Internal Audit Services and the degree of compliance with their recommendations.

The consolidated annual accounts for 2001 were audited by Ernst & Young. The estimated cost of the external audit for CORPORACION MAPFRE and its subsidiaries, both in Spain and abroad, is € 2.0 million. There are no payments for services other than auditing whose amount could compromise the independence of the auditors.

The External Auditors made no reservation or qualification on the annual accounts of CORPORACIÓN MAPFRE or of any of its subsidiaries for 2001.

• CORPORACIÓN MAPFRE provides shareholders and institutional investors with extensive information regarding its operations and results, as well as those of its subsidiaries. In 2001, CORPORACIÓN MAPFRE was committed to maintaining extensive communication with its shareholders, institutional investors and market participants, as explained in greater detail in another section of this management report.

In compliance with the rules established in the Code of Good Governance, the Compliance Committees of CORPORACIÓN MAPFRE and its subsidiaries have assessed the degree of compliance with the Code by their respective companies and issued the corresponding reports to their respective Boards of Directors and the Institutional Control Committee of SISTEMA MAPFRE. In turn, the latter submitted a report on the degree of compliance with the Code of the entire System to the Board of Directors of MAPFRE MUTUALIDAD.

All aforementioned reports gave positive assessments of the degree of compliance, highlighting the strongly ethical behaviour of the companies in all aspects considered, as well as indicating areas for improvement, making recommendations that are currently being put into practice.

Moreover, the Board of Directors of CORPORACIÓN MAPFRE as well as the Boards of its main subsidiaries are making an evaluation of the quality and efficiency of their own activity in 2001.

Service to policyholders and customers

The focus on providing top quality service and ensuring maximum fairness in the relations between the companies of SISTEMA MAPFRE and its policyholders and customers is one of the overriding institutional principles of SISTEMA MAPFRE. All its companies including CORPORACIÓN MAPFRE and its subsidiaries, take maximum care to make sure this principle is complied with.

A fundamental contribution to the compliance with this principle comes from the activity of the Policyholder Defence Committee created by MAPFRE in 1984. In 2001, this Committee took care of a total of 1,935 complaints free of charge, with complete independence from the governing bodies of MAPFRE. In addition, in its annual report of activities for such fiscal year, the Committee has issued various recommendations, which have been adopted by the highest governing bodies of the System and pertain to the following matters:

- Strict compliance with the procedure established in the policies for setting renewal premiums, with particular attention to the established notice period to communicate the annual premium for the following year

- Unification of criteria with respect to the medical discharge in the cases of temporary total disability in the health and personal accident insurance policies

- Maximum dissemination of the established procedures for handling complaints, especially with regard to the preliminary complaint sent to the Manager of the Subcentral for matters pertinent to the Policyholder Defender.

Human Resources

- The average age of the 11,284 employees on staff at CORPORACIÓN MAPFRE and its subsidiaries is 33.7 years, with average seniority of 6.5 years. These figures underline the youth and experience of the company's personnel and indicate the stability and quality of employment at CORPORACION MAPFRE

- We would also highlight that, once again in 2001, SISTEMA MAPFRE devoted significant efforts to training its managers and employees. During the course of the year a total of 98,000 hours of training were given, equivalent to 23 hours of training per employee. Spending on training amounted to 1.3% of total wages.

The International Management Training Centre, created in June 1999, held 55 in-house seminars (53 in Spain attended by 417 managers and one in Mexico attended by 20 managers), for a total of 1,500 hours. It also organised various brief biennial seminars or meetings for upper management of the Units and Companies of SISTEMA MAPFRE, both in Spain and abroad, in which approximately 60 managers participated.

In March 2001, a new gradual training program was initiated for young employees with potential for development. This entails learning units spread out over the period of one-and-a-half years for groups of 20 employees in the next three years. A specific in-house training program for executive secretaries was also carried out.

Also during 2001, training programs began for children of employees, with 16 scholarships being awarded.

- On a separate note, in 2001 the design of the Integrated Management by Competence Plan was completed, providing 350 job descriptions and a total of 61 job categories divided into 12 professional groups. The competence profiles for these positions were defined and lists of responsibilities and skills drawn up, with the participation of more than one thousand people from within the organisation. Pilot testing of the plan has begun, with its final implementation scheduled for 2002 and 2003.

- In 2001, elections were held in various companies of SISTEMA MAPFRE, leading to the creation of a negotiating group between the Company's management and the Trade Unions with representation in the same. This resulted in the signing last February of the Collective Bargaining Agreement for the insurance and reinsurance companies of SISTEMA MAPFRE, which will remain in force until 31 December 2004.

- The Department for the Prevention of Occupational Hazards continued to develop its activities last year, of which the following are worth highlighting:

a) In the area of risk prevention at the workplace, the department made evaluations and reviews of offices and premises, emergency simulation and hygiene studies; documentation regarding occupational hazards was given to new workplaces, with the content being updated and revised in seven subcentrals

b) In the area of employee health, in 2001 more than 10,844 medical visits were made (20% more than in 2000), as were the regular medical check-ups

c) The accident frequency index declined by 4.08% from 2000, the severity index by 0.12% and the incidence index by 6.78%. The average duration of disability declined by 3.79 days

The sharp decline in the number of days per process, coupled with the downward trend of the other claims indices, is the result of a series of preventive measures implemented for this purpose, undertaken after individual studies were made on each of the occupational accidents, as well as the proposed measures included in the plan to reduce employee absenteeism.

Internal audit

At the end of 2001, CORPORACIÓN MAPFRE had six Internal Audit Services at the Operating Units of: General Insurance, Life Insurance, America, Reinsurance, Assistance and Health, and 10 Internal Audit Units in the main countries in Latin America: Mexico, Venezuela, Brazil, Colombia, Chile, Argentina, Peru, El Salvador and Puerto Rico.

In 2001, a total of 476 audits were performed, of which 36% corresponded to the audit of the Territorial Network, 49% to audits of Central Services and 15% to audits of subsidiaries, the reports of which were sent to the Audit Committee of CORPORACIÓN MAPFRE, along with reports on the degree of implementation of the recommendations proposed by the internal audit, which has reached a satisfactory 71%.

Also worth noting was the time allocated to training internal auditors, which averaged 110 hours per auditor, guaranteeing the quality of internal audit reports.

Within the process of on going improvement of the Internal Audit Unit, a web-based computer application was developed to simplify the work of the internal auditors and is currently working in all the countries where CORPORACIÓN MAPFRE is present. It provides, among others, the following advantages:

- the possibility for any auditor to work online from anywhere in the world and at any time through an internet or intranet connection

- improvement in the efficiency and quality of audits, thanks to automation of working papers and a significant reduction in the delivery time of audit reports

- the possibility of leveraging the experiences of all the auditors

- a significant reduction in the volume of documentation through its automation,

which has enabled the beginning of a systematic study, measurement and analysis of business risks.

Information Technology

In the area of Information Systems, in 2001 MAPFRE companies focused on the installation and start-up of business projects initiated the year before and on adapting the applications affected by the euro, which was carried out without any major issues in the different business operations of CORPORACIÓN MAPFRE and its subsidiaries.

At the same time, new initiatives were encouraged aimed at simplifying the integration of the different technological platforms of MAPFRE companies to optimise their maintenance management and allow the implementation of standarised processes in the operations of the customer service network. Also worth pointing out was the introduction of a new methodology for the development of the applications made by the different companies according to homogeneous standards, making it possible to use them in different operational areas, thus reducing maintenance costs.

The agreements signed with CAJA MADRID for the distribution of financial and insurance products through the commercial networks of both groups, as well as the integration of MAPFRE CAJA SALUD and the acquisition of MAPFRE FINISTERRE, required specific actions by the Information Technologies Department to satisfy the operational needs of these subsidiaries and configure the appropriate technology to allow the interconnection between the distribution networks, such as specific tools for achieving the goals set by both groups.

In 2001, special attention was paid to the installation of a new technology platform for business through the internet, which in the future will become a particularly important tool to manage sales and customer relations. The use of the new technology will also require organisational changes in the Operating Units and a gradual discovery of the possibilities of the internet in the insurance industry.

The 'm@pfre.com Project' initiated in the latter part of 2000 led to the creation at the beginning of 2002 of the 'INTERNAL PORTAL' and the 'MAPFRE PORTAL.' These portals mark the beginning of an ambitious strategy by SISTEMA MAPFRE, whose management is highly complex, but which clearly looks set to become a major tool in customer relations.

Within the framework of the Restructuring Plan of the Information Technologies Department approved in December 2000, during this year a Systems Plan for 2002-2004 was drawn up, which sets the organisation and monitoring guidelines for the plans of the different units and companies, so that the solutions adopted by these will be adapted to the products and services they offer, within a common technological framework, which allows the integration of the necessary information to obtain a global view of MAPFRE and to meet the growing demand of customers in their dealings with MAPFRE companies.

Territorial network

At the end of 2001, SISTEMA MAPFRE's branch network in Spain, used by the subsidiaries of CORPORACIÓN MAPFRE, comprised 345 direct branches and 2,068 delegate branches. Throughout the year, the structure has been adapted to the regional presence needs of SISTEMA MAPFRE, with virtually the same number of offices in operation as at the beginning of the year. A total of 21,448 associated agents and 2,382 insurance brokers collaborated with this network, also in line with the figures for previous years. Among the activities carried out in 2001, the following are worth highlighting:

- The 'Support Program for the Agents Network,' which includes a series of measures aimed at extending, consolidating and improving the efficiency of the agency infrastructure. Of those carried out in 2001, the following are worth mentioning:

  – The 'New Delegates' program, in which 243 agents participated

  – The 'Sistema Mapfre Integrated Agent' program, in which 153 new agents were included

  – Training programs for the agency network, through which some 9,047 agents participated in different initiatives, entailing more than 42,000 training hours. Of particular note, given its importance for the organisation's future, was the training of 1,882 new agents, who attended more than 15,000 teaching hours.

- Further to the opinion survey conducted in the Agents Network in 2000, during the present fiscal year the necessary plans of action were put into effect in order to maintain the areas that merited a positive assessment by the brokers and correct the areas where improvements were needed.

- The 'Best Direct Branch Manager of 2001' award contest was held and given, generating great expectations and providing an element of motivation for office managers.

- The company participated in the First Agent Training contest held by ICEA-UNESPA, whose result was very positive for MAPFRE, as it helped to increase sales efforts and provided a strong endorsement for the work carried out by SISTEMA MAPFRE's agency network, which garnered six of the nine awards handed out: the first three were given for agent knowledge, one of the four prizes for partial insurance blocks and two additional awards for commercial activity.

Governing Bodies

In Madrid on 7 September 2001, Mr Ignacio Hernando de Larramendi y Montiano passed away. He was the chief executive of SISTEMA MAPFRE from 1955, when he was appointed as General Manager of MAPFRE MUTUALIDAD, until he resigned from all his duties in 1989.

He led to the creation in 1981 of CORPORACIÓN MAPFRE as a holding company listed on the stock market for the main joint-stock companies belonging to SISTEMA MAPFRE and the main vehicle for raising funds in the capital markets to funds its expansion, as well as the president of the Company until 1989. His prominent personality and professional successes gained him the recognition and respect of the insurance industry worldwide.

We would like to dedicate to him our deepest affection and gratitude for his distinguished contribution to the creation and development of CORPORACIÓN MAPFRE and its subsidiaries.

Board members Carlos Álvarez Jiménez, Juan Fernández-Layos Rubio and Filomeno Mira Candel are excluded from the board of directors following the expiration of the four-year term for which they were elected. Their re-election will be submitted for approval to the General Shareholders' Meeting.

Subsequent events

Development of the alliance with CAJA MADRID

The success of the alliance between MAPFRE and CAJA MADRID has led both groups to agree in 2002 on several initiatives to deepen the cooperation between their respective networks, and promote even further the sale of insurance products through the CAJA MADRID network, and the sale of banking products through the MAPFRE network.

In this respect, both companies have made it a key goal in their respective business plans for the coming years to promote strongly the distribution of insurance products through the CAJA MADRID network. With this goal in mind, CAJA MADRID will allocate the necessary technical and human resources to this activity, while the insurance companies of SISTEMA MAPFRE plan to increase their support to the CAJA MADRID network through specific units within their respective central services, and through a greater involvement of the MAPFRE regional support centres, in direct contact with those of CAJA MADRID.

Impact of the Argentine crisis

The economic and financial crisis in Argentina, which heightened towards the end of 2001, will unquestionably have an impact on the subsidiaries operating in that country, as these will have to develop their business in an extremely complex environment. The devaluation of the Argentine peso, coupled with other major events there, will in themselves have a limited impact on CORPORACIÓN MAPFRE's balance sheet and P&L. The subsidiaries, as investors, have approximately 18% of their assets in Argentine government debt, and estimate a decline in interest income in the coming years. In order to prevent uncertainty surrounding public debt securities, as well as any other unforeseen event, MAPFRE AMÉRICA has allocated € 11.3 million to special provisions.

The new *mapfre.com* internet portal

Since January 2002, the new portal *mapfre.com* can be accessed, providing information and services for policyholders and investors. In the section for Investors, a new presentation has been included, which provides all the public information available on CORPORACIÓN MAPFRE, as well as a permanent, direct access to the share price of CORPORACIÓN MAPFRE on the Spanish electronic market.

Future Prospects and Objectives

In line with the information made public along with the release of CORPORACIÓN MAPFRE's results for the second half of 2001, the company's new targets for the coming years are as follows:

- To increase the net return on shareholders' equity from 8% in 2001 to 11% in 2004, with a long-term target of 14%
- To achive growth in revenues of over 10% in 2002
- To achieve annual growth in premiums of 10% and in profit of 15% from 2002 to 2004.

As SISTEMA MAPFRE's main holding company, CORPORACIÓN MAPFRE participates in designing the overall strategy for SISTEMA MAPFRE, which is aimed at attaining the following goals:

- To consolidate the position of SISTEMA MAPFRE as an independent insurance group and the leader in insurance in Spain, extending this position to Portugal, aiming at achieve growing shares in these markets
- To strengthen MAPFRE's presence in Latin America and consolidate its position as the leading international insurance group there
- To boost the development of CORPORACIÓN MAPFRE - as MAPFRE's most prominent company in

the stock markets and economic media, as well as the primary financing vehicle for the companies comprising the group - and the value of its shares

• To optimise the results of the alliance with CAJA MADRID

• To maintain SISTEMA MAPFRE's multinational commitment and promote its development through the Reinsurance and Assistance units as international projects of SISTEMA MAPFRE

• To further refine the structure and operation of the Territorial Organisation in Spain, in accordance with MAPFRE's current size and new status as a group with multi-channel distribution

• To increase the growth of insurance for corporates and raise service levels to the companies insured via the creation of units – operating or functional - which allow better co-ordination in this business segment

• To permanently promote the use of cutting-edge technologies in order to enhance business effectiveness, efficiency and competitiveness and provide the best possible service to customers

To continuously improve the quality and training of SISTEMA MAPFRE's human resources, in order to achieve higher levels of effectiveness and efficiency, satisfaction and professional development of its managers, employees and collaborators.

Information on Subsidiaries

Companies Operating Primarily in Spain

* This Operating Unit comprises MAPFRE VIDA and its subsidiaries MAPFRE INVERSIÓN S.A., MAPFRE INVERSIÓN DOS SGIIC, MAPFRE VIDA PENSIONES and CAJA MADRID VIDA. This latter was consolidated in MAPFRE VIDA as at 31 December.

LIFE INSURANCE UNIT *

2001 saw mixed performances by MAPFRE VIDA and its main subsidiaries in the different sectors in which they operate:

• The life insurance industry contracted slightly, after growing in previous years. According to initial estimates by ICEA (the Spanish Insurance Company Association), total premiums written in 2001 amounted to € 22,800 million, a decrease of 3% from 2000. The decline was largely due to the sharp drop (around 67%) in insurance linked to equity assets, such as the unit-linked products, which in previous years had achieved high business volumes and remarkable growth rates. By contrast, both retirement insurance with guaranteed interest rates, especially related to the externalisation of pension fund commitments, and term life insurance clearly continued to expand.

Nevertheless, total mathematical reserves for the life business reached € 90,600 million, 15% higher than the previous year, underscoring once more the significant and increasing relative weight of life insurance in Spanish household savings.

• 2001 was also a difficult year for the mutual funds industry, as the adverse economic environment and the negative evolution of the financial markets made it difficult to achieve satisfactory returns. The total volume of funds managed decreased by 3% to € 177,871 million, while the total number of unit holders at year-end 2001 was 7.4 million, 2.6% fewer than in 2000, implying the loss of some 200,000 investors.

Financially, 2001 saw widespread declines by equity markets, affected by strong volatility owing to a large extent to the continuous change in expectations regarding the scale and duration of US economic slowdown and its impact on growth in other countries. Market instability became even more apparent in the wake of the 11 September terrorist attacks, which added further uncertainty and unrest to an already complicated backdrop. At the same time, central banks, changed radically their monetary policies, through rapid and sharp cuts in short-term interest rates, which in the US fell to 40-year lows.

Such factors led to very significant differences among the returns achieved by the different types of funds. The returns obtained by money market and short-term fixed-income funds increased from the previous year, while long-term fixed-income funds produced similar returns. Conversely, mixed and equity funds - both Spanish and international- posted negative returns, of as much as -9.2% on domestic equity and –22% on international equity funds. The average weighted return of all mutual funds in Spain was slightly negative, at –2.34%.

Composition of the Portfolio at 31.12.01


Health and Accident 2.9%
Regular Premiums 17.3%
Externalisation 32.5%
Single Premiums 34.8%
Unit-Linked 12.4%

• Meanwhile, despite the difficult financial environment, 2001 was an extremely positive year for pension plans and funds. The total volume of Spanish pension fund assets reached € 43,874 million, an increase of nearly € 6,000 million or 15.8% over 2000. The number of unit holders rose by 18% to 5.8 million.

Against this market backdrop, last year was a particularly good one for MAPFRE VIDA and its

MAPFRE INVERSIÓN and MAPFRE VIDA PENSIONES subsidiaries, with their insurance businesses faring exceptionally well.

Key Financial Data

- **Consolidated revenues** for the life unit in 2001 amounted to € 3,086.71 million, doubling from the previous year. Of the total, € 2,605.4 million correspond to premiums written. It must be noted that the consolidated profit and loss account for 2000 did not include the income and expenses of CAJA MADRID VIDA, which was added to the group's consolidation perimeter on 1 January 2001. In like-for-like terms, growth was 12%.

- **Internal and external** management costs amounted to 3.8% of written premiums, equivalent to a like-for-like decline of four tenths from the previous year.

- **Consolidated profit** before tax and minority interests was € 95.9 million, 12% higher than in 2000. Profit after tax reached € 69.9 million, an increase of 9% from 2000.

- The **consolidated investment portfolio** ended the year at € 8,145.3 million, 31% higher than the figure for the previous year.

- **Total consolidated assets** as at 31 December 2001 stood at € 8,433.1 million, an increase of 26.4% from 2000.


10000000
8000000
6000000
4000000
2000000
0
2,953,085
6,135,156
7,822,437
1999
2000
2001

Technical Reserves (Thousand euros)

- The total volume of **funds managed** (technical reserves, pension funds, mutual funds and shareholders' equity) advanced 21% to € 10,956.3 million.

- **Technical reserves coverage** showed a surplus of € 823.9 million, while the **solvency margin** was equal to 251.7% the minimum legal requirement.

Main Activities

A) Insurance

As mentioned previously, 2001 was an exceptionally good year for MAPFRE VIDA. The absorption of the assets and liabilities of CAJA MADRID VIDA, which was completed on 31 December 2001, enabled the company to end the first year of the 21st century as the leader of the Spanish insurance industry by premium volume, with direct insurance premiums written of € 2,605.4 million, a 9% increase over the combined issuance of MAPFRE VIDA and CAJA MADRID VIDA the year before.

By contrast, the transfer of the Health insurance business to MAPFRE CAJA SALUD was completed, effective 31 May 2001. Nonetheless MAPFRE VIDA continued selling health insurance and co-operating in the management of this business through to the end of the year.

Technical reserves rose 28% to € 7,822.4 million, a figure that more than any other best reflects the new size of the company within the insurance industry.

- ***Agency Channel***

In 2001, the company extended the success of the commercial strategy initiated the year before, based on the integrated distribution of insurance and financial products. MAPFRE VIDA managed to improve the quality of sales, meet its annual production targets and collect a large volume of household savings. Individual life premiums written amounted to € 549.5 million, an aggregate increase of 2.4%.

Once more, sales of guaranteed-interest single-premium life insurance policies grew strongly, especially the "Millón Vida" product, which nearly doubled the already large level of new production in 2000, consolidating its wide acceptance as an alternative to medium- and long-term savings products thanks to its maximum level of security and attractive tax-adjusted financial profitability.

The issuance and sale of savings and mixed regular-premium insurance policies declined slightly against 2000, as prevailing market conditions undermined the attractiveness of these types of policies; however, the drop of 4% by MAPFRE VIDA was much lower than the contraction of nearly 25% for the industry as a whole, according to preliminary quarterly figures released by ICEA.

It is also worth highlighting the growth of new production in term life insurance, with sales boosted by the launch of the new "Suma Pensión" and "Seguro de Accidentes Respaldo" products, which have helped to strengthen the customer portfolio and increase its loyalty.

Technical reserves for the agency channel surged 23% from the previous year to € 4,742.8 million.

- ***Caja Madrid Channel***

The sale of individual life policies through this channel in 2001 can be considered very satisfactory, with a 29% increase in issue volume to € 969.5 million. This increase is even more noteworthy if we compare it to the marked decline registered last year by the entire bancassurance industry, owing to the unfavourable performance of the equity markets, with which production showed a strong correlation the year before through the unit-linked products.

This underscores the excellent performance by the CAJA MADRID branch network, which more than made up for lower sales of this product with other products, such as annuities, which achieved a production of € 568 million and an increase of 124%. These efforts should, in light of the favourable business relations established with CAJA MADRID, pave the way for the bancassurance channel to continue to significantly grow and gain market share in the coming years.

Technical reserves at the year-end amounted to € 3,079.7 million, a noteworthy 35% increase from the previous year.

- ***Group Insurance***

In 2001, the Company took another step forward in the area of group insurance. A total of € 1,061.5 million worth of such premiums were written, in line with the high level achieved in 2000. Of this amount, € 97.5 million corresponds to regular-premium life and non-life insurance policies and the remaining € 964 million to single-premium policies, of which € 860.8 million corresponds to special operations involving the externalisation of corporate pension commitments.

Mathematical reserves for group insurance amounted to € 2,506.5 million, an increase of 59% over the volume recorded in 2000. These figures underscore the company's leading position in the group insurance market, particularly in the niche business of corporate long-term savings plans complementary to government benefits.

B) Mutual Funds

Despite the adverse market backdrop, MAPFRE INVERSION fared very well in 2001, with total funds under management of € 2,202 million, an increase of 1% from the previous year. The number of unit holders advanced by 6% to 114,476. These increases, both of which outstripped the sector average, have enabled the company to remain among the leader among insurance groups that manage mutual funds.

During the course of the year, the company achieved success in the sale of two new guaranteed funds, FONDMAPFRE BOLSA GVII and GVIII. The first is indexed to the Eurostoxx 50 and the second to the Eurostoxx, Nikkei and S&P500 indexes. Meanwhile, the guarantee of FONDMAPFRE BOLSA GARANTIZADO FIM, the first fund of this type to be sold by the company, was renewed. Towards the end of the year the final administrative steps were taken to begin selling two new funds at the beginning of 2002: FONDMAPFRE MULTISELECCIÓN FIMF and FONDMAPFRE BOLSA FIMF.

C) Pension fund Management

MAPFRE VIDA PENSIONES posted a sharp increase in the volume of pension funds managed, outperforming by far the rest of the Spanish market.

Pension fund assets managed belonging to the defined contribution system increased by 27% to € 581.7 million. Of this amount, € 518.8 million correspond to individual pensions and € 62.9 million to employee pensions, with increases of 28% and 22%, respectively. The total number of unit holders rose 46% to 89,752, of which 75,540 were in the individual system and 14,212 in the employment system.

In 2001 a new defined benefit pension fund for employees of Endesa was started, reaching an asset volume of € 635 million and 6,844 unit holders.

In all, with € 1,216.8 million of pension fund assets under management, MAPFRE VIDA PENSIONES ranks ninth among financial institutions that manage pension funds.

Future Prospects

A) Insurance

- For life insurance, 2002 could be another year of growth for the business, to which the sale of solutions for the externalisation of pension fund commitments by small- and medium-sized enterprises (SMEs) should undoubtedly contribute. Most likely the trend will continue to be towards an increase in single-premium, guaranteed-interest individual annuity and saving insurance for individuals, while the potential recovery in the sales of unit-linked products will logically depend on whether the equity markets rebound.

Once again last year, MAPFRE VIDA adapted its range of insurance products to market trends, updating the most popular types and launching others, which should boost sales of risk products and round off the company's basic savings product range. Among these we would highlight the new *Millón Vida*, with maturities ranging from one to eight years; *Renta Más*, a life-time annuity insurance whose features make it particularly appropriate for older policyholders; the new *Seguro de Pensiones;* and the *Seguro Dotal Junior,* a typical regular-premium insurance product to meet the expenses derived from the university studies of children, home purchases, etc.

- In the bancassurance channel, forecasts point to substantially lower issue volume in 2002 than 2001, since the bulk of the SEPI's pension fund commitments have already been externalised and as the volume of single-premium policies maturing will be much lower (€ 102.2 million versus € 324.6 million).

Annuity issuance, particularly refund annuities, is expected to remain sustained, to the extend that spreads in the term structure of interest rates continue to favour long-term investments. There should also be an increase in regular-premium insurance policies, as special efforts will be made to consolidate sales through the CAJA MADRID network, as well as growth in sales of term life insurance products, both through their linkage with financial transactions and the launch of insurance products not linked to these transactions. By contrast, we foresee a certain stagnation in sales of multi-fund insurance unless the much-awaited rebound by the financial markets materialises.

2002 looks set to be another year of intense activity for group insurance, as 16 November is the deadline for compliance with the legal obligation for companies to externalise their employee pension fund commitments. MAPFRE VIDA will devote considerable technical and commercial resources to offering quality professional advice and providing appropriate solutions for the needs of its business customers.

B) Mutual fund Management

In the mutual fund industry, after two years of declines by the stock markets, forecasts for 2002 indicate a reversal in trend. A gradual rebound and a better overall performance by the financial markets are expected, which would clearly bode well for collective investment.

The measures taken by the economic authorities to resolve the crisis are expected to begin bearing fruit and pave the way for a new stage of sustainable business growth, a change in the direction of corporate earnings and a decline in risk aversion on the part of investors. Nonetheless, it must be borne in mind that there is still a great deal of uncertainty yet to be dispelled, in the light of the latest available indicators, which could generate significant volatility in the early part of the year as economic data are likely to remain somewhat weak.

Confirmation of economic stability, probably in the second half of 2002, should lead to a gradual change in the bias of monetary policy, which is likely to turn more restrictive, with no major swings envisaged in either long-term interest rates or the euro/dollar exchange rate.

Against this backdrop, as the return on risk-free investment products become less attractive, savings flows are likely to shift towards mutual funds and, perhaps in the second part of the year, mixed equity and pure equity funds may capture the bulk of investment.

C) Pension fund Management

The trend for the pension fund industry is also likely to be positive, with strong growth rates in line with those observed in 2001. The new tax incentives for pension plans, increased household savings and the growing need for a supplementary pension will all contribute positively to the development of these saving instruments.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	7,222.3	5,455.2
Investments on account of life insurance policyholders assuming investment risk	739.4	509.6
Share of reinsurance in technical reserves	17.7	20.0
Credits	225.6	234.4
Other assets	106.7	158.4
Accruals	121.4	293.2
TOTAL ASSETS	**8,433.1**	**6,670.8**
LIABILITIES		
Capital and reserves	349.9	312.3
Minority interests	–	–
Technical reserves	7,083.1	5,625.5
Technical reserves for life insurance when investment risk is assumed by policyholders	739.4	509.7
Provisions for risks and expenses	16.4	26.3
Deposits received from ceded reinsurance	13.1	15.8
Debt and other liabilities	226.1	178.4
Accruals	5.1	2.8
TOTAL LIABILITIES	**8,433.1**	**6.670.8**

Other Figures

Total premiums	2,647.0	1,270.3
Employees	1,396	1,497

€ million.

* *This operating unit comprises MAPFRE SEGUROS GENERALES, its MAPFRE INDUSTRIAL, MAPFRE GUANARTEME, MAPFRE FINISTERRE and ORIENTE insurance subsidiaries and a number of companies providing research, technical management and advisory services.*

GENERAL INSURANCE UNIT *

According to initial estimates by ICEA, the insurance industry grew 2.7% in 2001, reaching a total volume of € 41,900 million. Growth in the non-life insurance businesses was 11.6%, with premiums of € 19,000 million, while multi-risk insurance advanced 14.6%, with € 2,850 million worth of premiums written.

Against this backdrop, SISTEMA MAPFRE's General Insurance Unit posted excellent results in 2001, a year when the acquisition of FINISTERRE and the full absorption of CAJA MADRID SEGUROS GENERALES' portfolio posed complex challenges to management.

Premium growth for the Unit for all non-life branches was 48%, far outstripping the figures published by ICEA for the market as a whole, primarily owing to the inclusion of MAPFRE FINISTERRE in the consolidation perimeter, which underpinned a 575% increase in burial insurance premiums. In other main branches, within the specialities of the companies comprising the General Insurance Unit, combined home insurance advanced 37.6%, condominium insurance 24.6%, business insurance 20% and industrial risk 28.3%. Accident insurance grew 37.7%, third-party liability 34.1% and motor 25.1%.

Technical results by sector can be considered positive, with € 9.4 million for third-party liability, € 7 million for home insurance, € 11 million for motor and € 7.6 million for accident. Business insurance, which was revised and reinforced, was the only area among the main general insurance businesses that did not fare well, posting a loss of € 2.9 million.

Aggregate results for the Unit were also very positive, with consolidated profit before tax and goodwill amortisation of € 79.1 million, equivalent to 9.2% of premiums, with an increase of nearly 35% from 2000.

Key Financial Data

- **Consolidated revenues** from the general insurance unit in 2000 amounted to € 930.2 million, of which € 858 million correspond to direct insurance premiums written, an increase of 49.6% from the previous year.

- The **claims on earned premiums ratio** was 62.1%, four percentage points below the prior-year figure, including as claims profit sharing, as well as the variations in other technical reserves, the stabilisation reserve and the payments on claims settlement agreements. In the general insurance segment this ratio was 60%, in the motor branch it was 71.2% and in the life branch it was 145.1%. All areas enjoyed a favourable claims experience, which led to satisfactory technical results, with the exception of business, other damage to property, marine and life insurance.

Composition of the Portfolio by Company


Mapfre Finisterre 16.4%
Mapfre Seguros Generales 39.6%
Caja Madrid Seguros Generales 4.9%
Mapfre Guanarteme 15.4%
Mapfre Industrial 23.7%

- **Management expenses** including the variation in the provision for bad debts amounted to 29.8% of premiums written, more than one percentage point higher than in 2000, broken down as follows: 3.9% for claims handling expenses; 20.6% for acquisition costs of direct insurance; 3.3% for administrative costs, 0.3% for investment expenses and 1.7% for other technical expenses.

- **Ordinary financial income** amounted to € 34.5 million, representing 4% of premiums written in

2000, compared with 5.6% the previous year. The company also recorded a loss of € 0.7 million on investments for the constitution of provisions for depreciation of the company's investments in mutual funds, consolidated goodwill amortisation for € 3.9 million and extraordinary income of € 4.2 million, primarily from the disposal of assets.

• **Consolidated profit** before tax and minority interests amounted to € 74 million, compared with € 57.9 million the year earlier. Net attributable profit was € 46.4 million.

• **Consolidated shareholders' equity** at the year-end was € 250.4 million, 92.3% higher than the year-earlier figure of € 130.2 million.

• **Net investments** made in 2001 amounted to € 360.6 million. With the transactions carried out in 2001, the company ended the year with € 113.5 million worth of **real estate assets**, € 538.8 million of **financial assets**, € 206.6 million in **cash** and **other investments** (fixed assets) amounting to € 146.4 million. The resulting net cumulative investment was € 1,005.3 million, compared with € 644.7 million in 2000.

• **Technical reserves** amounted to € 970.7 million, an increase of 69.3% over the 2000 figure of € 573.3 million.

• **Aggregate coverage of technical reserves** showed a surplus of € 141.1 million, and the consolidated **solvency margin** was 2 times the non-life minimum legal requirement and 2.9 times the life minimum legal requirement.

Main Activities

A) Simple Risks

• The number of Spanish homes insured reached 1.6 million, while the number of families with burial insurance surpassed the one million mark.

• More than one million claims were handled, while the Integrated Service Centre (CIS) attended to more than 4.5 million telephone calls, underscoring the customer service effort.

• The importance of the CAJA MADRID channel significantly increased as a source of production for individual risks.

• The policy cancellation index stabilised at a level that was four points below the 1997 level.

• Commercial efforts were intense, supported by the widespread use of the GESCOM System and the pro-active sales and post-sales use of the new or improved customer databases.

B) Industrial Risk

• In the damage branch, the company is proceeding with the revision of its portfolio in order to better adapt coverage and premiums to its technical levels; greater emphasis has been placed on such revision since the terrorist attacks of 11 September in New York.

• In third party liability, the Management Plan implemented three years ago, coupled with the spectacular growth of premiums, has translated into an extremely positive contribution to results, thanks to the updating of conditions and the revision of loss-making policies.

• In the area of engineering insurance, compulsory construction damage insurance is growing in line with expectations, enabling the company to become a leading player in the market, with a share of nearly 20%.

• In the area of transport insurance, the company began offering aviation insurance, achieving € 6.3 million in premiums in its first year.

• MAPFRE INDUSTRIAL consolidated its leadership position in pleasure boat insurance, with a market share exceeding 25%.

• In 2001, the company continued the development of:

– A set of service programs, both by the company itself and by ITSEMAP STM, aimed at maintaining and increasing customer loyalty.

– Programs of complementary activities in relation with the areas of security and the prevention of claims and losses, as a major added value to management.

– Training courses and seminars for employees, brokers and agents, as well as meetings and sectoral seminars with construction and real estate development associations, fishing and boating trade fairs, etc.

Composition of the Portfolio by Sector


Fire and Industrial Risks 5.5%
Home Combined 22.6%
Burial 13.0%
Personal Accidents 8.0%
Condominiums Combined 7.1%
Commercial 4.8%
Small Business 5.2%
Life 1.3%
Civil Liability 11.1%
Engineering 3.5%
Marine 5.6%
Motor and others 12.3%

C) The Canary Islands

• MAPFRE reinforced its position as the unrivalled leader in insurance in the Canary Islands.

• The necessary IT infrastructure was developed to create the Customer Department, with the aim of enhancing the knowledge of the business and its customer portfolio, and more effectively monitoring its performance.

• The comprehensive sales management system, which rewards efforts to sell the entire MAPFRE product portfolio, was consolidated with positive results, as reflected by the significant growth recorded across all business lines

C) MAPFRE FINISTERRE

• Significant progress was made in integrating FINISTERRE - which was acquired in 2001 - within SISTEMA MAPFRE's General Insurance Unit.

• In order to meet its business needs, the company rapidly implemented management tools used by the General Insurance Unit and by SISTEMA MAPFRE.

• A general review of the funeral industry was initiated, in which the company, given the nature of its business, should play a leading role.

Future Prospects

For 2002, the Unit's main financial targets are to surpass the € 1,000 million sales milestone, which it is expected to do during the course of the year, and to achieve a pre-tax profit above € 75 million.

Forecasts for the Unit point to business growth of 12.2% in business from the agency network (13.9% in motor insurance, 12.7% in general insurance and 7.7% in business from technical service subsidiaries) and 29.7% from the CAJA MADRID channel.

Broadly speaking, the aim in this area is to continue the work done in 2001. However, the following objectives are worth highlighting:

• To complete the integration of MAPFRE FINISTERRE and adapt its management procedures to those of the rest of the Unit, bearing in mind the distinctive features of its business

• To take maximum advantage of the multi-channel organisation: the privileged and traditional agents network, into which MAPFRE FINISTERRE's unique organisation will gradually be incorporated; the banking channel, with the valuable co-operation of CAJA

MADRID and its extraordinary potential; and the beginning of distribution through the internet, now in a more realistic and practical stage

- To systematically manage the customer portfolio, in order to improve the quality of service demanded by customers, expand the range of services, and develop business opportunities

- To pay permanent attention and apply ingenuity to the use of the facilities provided by new technologies

- To develop new business activities tied to traditional ones, in benefit of the customer base and in order to expand it.

With respect to these objectives, it is worth noting the following management issues described in the Unit's Strategic Plan:

- The important contribution that, without diminishing the daily activity in any way and without the help of external advisors, is being made to the complex process of integrating MAPFRE FINISTERRE.

- On the commercial front, this activity focuses on the integration of FINISTERRE's agent network and its sales organisations, in which MAPFRE SEGUROS GENERALES is already co-operating, by significantly enhancing its commercial potential. It also entails the contribution of the proven commercial capacity of MAPFRE's agency network to the future growth of the burial insurance business of MAPFRE FINISTERRE.

- The creation of the positions of Assistant General Manager in Administration, Financial Management and Corporate Development, who will focus on modifying procedures and enhancing the overall efficiency of the unit, with the overriding goal of reducing management expenses.

- The creation of the Internet Division, integrated in both the Unit and in the developments of SISTEMA MAPFRE, in line with the conviction that new technology is a crucial tool in improving profitability.

- The continuation of actions aimed at: optimising the knowledge and treatment of the portfolio; continuing the reduction of the cancellation index and improving risk coverage increasing contracted protections or updating capital; and permanently improving the treatment of required services, to which the recent creation of a specialised claims area staffed by the Unit's leading professionals will contribute. This will be done within a new framework of focussed actions, which the Company is undertaking with enthusiasm and is confident will be successful.

- The growing importance of the Integrated Service Centre, which is becoming increasingly diversified, with the best resources and the strictest quality requirements. This will continue to be a distinguishing factor and the main tool for providing service to customers, the agency network and specialist areas within the company.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	652.3	530.6
Share of reinsurance in technical reserves	187.8	148.1
Credits	209.9	140.9
Other assets	414.5	115.1
Accruals	86.6	68.2
TOTAL ASSETS	**1,551.1**	**1,002.9**
LIABILITIES		
Capital and reserves	233.7	118.1
Minority interests	16.7	12.2
Technical reserves	970.7	714.6
Provisions for risks and expenses	23.9	16.7
Deposits received from ceded reinsurance	45.7	34.1
Debt and other liabilities	231.6	88.1
Accruals	28.8	19.2
TOTAL LIABILITIES	**1,551.1**	**1,002.9**

Other Figures

Total premiums	858.5	573.8
Employees	2,319	1,675

€ million.

MAPFRE CAJA SALUD

Traditionally, health insurance has obtained large premium volumes within the Spanish insurance industry, ranking third after life and motor insurance. According to initial estimates for the industry, total health insurance premiums written in 2001 amounted to € 2,940 million, an increase of 8.2% over 2000. There are three types of these insurance policies:

- Health Assistance Insurance, which is the most developed by MAPFRE CAJA SALUD and consists of the provision of direct assistance to policyholders, who are provided with a directory of doctors and medical centres where they can receive the necessary care.

- Hospital medical expenses reimbursement insurance, also sold by MAPFRE CAJA SALUD. Holders of this policy receive, within certain limits, economic payments as reimbursement for payments made to professionals and medical centres.

- Subsidy insurance, which the company began selling in 2001, whereby the policyholder receives an agreed daily amount for surgery or during convalescence.

Among the health assistance insurance products, the sector has taken into account when setting policy prices, whether policyholders belong to certain groups or if they take out individual policies. Based on this, several types of differentiated portfolios have been conformed depending on the nature of the policyholder: individuals, groups and civil servants.

2001 saw a greater concentration of insurance policies among the market's five leading companies, which had a combined market share of 62.4% (€1,833 million) versus 59.9% the year before. Such increased concentration mostly reflected the growth of MAPFRE CAJA SALUD, which in 2001 posted a 53.5% increase in earned premiums, far outstripping that of the rest of the market.

Key Financial Data

- **Earned premiums** in 2001 advanced by 53.5% from 2000 to € 167.9 million.

- **Claims,** including claims handling expenses, declined to 80.7% of total premiums, a 5.5% decrease from 2000.

- General administration, acquisition and other technical **expenses** rose to 16.7% of written premiums, compared with 11.6% in 2000.

The decrease in the claims ratio and increase in the percentage of management expenses was due to the incorporation of MAPFRE VIDA's health insurance branch, which had higher portfolio acquisition expenses and a lower level of claims than the products traditionally sold by MAPFRE CAJA SALUD.

- The **combined ratio** for claims and expenses on premiums improved from 97.8% in 2000 to 97.3% in 2001, a decline of one-half of one percent.

- **Financial income** from the technical account surged 707% from the previous year, owing to the restatement of income from payments by instalments, which in 2000 were recorded as an increase in premiums.

- **Technical profits** advanced 171.5%, underpinned primarily by the growth of premiums and greater control over claims and expenses.

- **Pre-tax profit** in 2001 amounted to € 5.5 million.

- **Shareholders' equity** rose 40.7% due to the contribution by MAPFRE VIDA with the health insurance portfolio and income for the year.

- Total **financial investments** increased by 78%.

- **Technical reserves** rose by 55%.

• **Technical reserves coverage** showed a surplus of € 25 million and the **solvency margin** was equal to approximately 228% the minimum legal requirement.

Main Activities

During 2001, the project to organise MAPFRE CAJA SALUD as the SISTEMA MAPFRE company specialising in Health Insurance was completed with the integration of MAPFRE VIDA's health insurance portfolio, while the following objectives established for the year were met successfully:

• **To improve the management of the business**, with the incorporation of MAPFRE VIDA's health insurance operations, which extended the Company's product catalogue, providing it with a more competitive offer to gain customer loyalty

• **To unify the management systems** of the Company's products with those transferred by MAPFRE VIDA, as well as those taken over from IGUALATORIO MÉDICO QUIRÚRGICO DE HUESCA

• **To reorganise functions** with the incorporation of the personnel who managed MAPFRE VIDA's health insurance branch, in order to leverage synergies between the groups and improve the quality of its management

• **To move to the new headquarters** located at Paseo de Recoletos 29, in Madrid, providing the Company with its own identity and image

• **To be integrated in the Territorial Organisation** of SISTEMA MAPFRE which, coupled with full the co-operation of MAPFRE and CAJA MADRID's networks in the distribution of the company's insurance products, boosts significantly the potential for significant future business growth.

Subsidiaries

• 2001 was the first year for ASEGURADORA DE LAS ISLAS CANARIAS S.A. (ASEICA) as a subsidiary of MAPFRE CAJA SALUD. The company's key figures for the year were as follows:

– The volume of earned premiums in 2001 advanced by 11.4% from 2000, reaching € 19.5 million.

– Management expenses rose during the year, from 5.5% of premiums written to 7.5%, owing to the necessary adaptation of the company's systems.

– Financial guarantees for the company showed a surplus of € 5.1 million in technical reserves coverage and a solvency margin equal to approximately 135% the minimum legal requirement.

• The property of CENTRO MÉDICO DE CHEQUEOS MAPFRE VIDA S.A. was transferred to the Company pursuant to the transfer of MAPFRE VIDA's health insurance portfolio. The company's business is centred on the provision of health care services, the main highlights of which in 2001 were as follows:

– Revenues from the provision of health care services advanced 11.7% to approximately € 1.3 million.

– Shareholders' equity declined by 4% owing to a loss for the year of € 0.02 million.

• IGUALSERVICIOS S.L.'s core activity is the provision of medical services. The main events of 2001 for the company were:

– The opening of a new medical centre in Barbastro (Huesca), which is scheduled to be fully operational in 2002.

– Revenues from the provision of health care services last year amounted to approximately € 1.1 million.

– Shareholders' equity declined by 12.7% owing to a loss for the year of € 0.1 million.

Future Prospects

The company has set out the following general targets for 2002:

- To increase profit before tax and goodwill by 40%
- To write € 246.9 million worth of premiums
- To increase its market share
- To keep management expenses at 19.8% of premiums.

To attain these goals, the company intends to carry out the following:

- To improve the management of its business, completing the integration of MAPFRE VIDA's health insurance operations and the portfolio, assets and personnel of ASEGURADORA DE LAS ISLAS CANARIAS, S.A.
- To transfer the Call Centre to MAPFRE ASISTENCIA's facilities
- To develop new products to enhance the quality of service for policyholders
- To extend its own health services, encouraging the development of the IGUALSERVICIOS S.L. subsidiary
- To distribute the *Te cuidamos* magazine, aimed at policyholders and the sales network, and to continue with the implementation of the Quality Project
- To increase the profitability and loyalty of the policyholders portfolio, via the implementation of commercial initiatives for each province with respect to the profitability, composition and needs of each segment.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	76.5	43.0
Share of reinsurance in technical reserves	0.0	0.0
Credits	6.5	3.4
Other assets	23.6	26.0
Accruals	–	–
TOTAL ASSETS	**106.9**	**72.6**
LIABILITIES		
Capital and reserves	76.2	54.2
Technical reserves	24.2	15.6
Provisions for risk and expenses	0.5	0.1
Deposits received from ceded reinsurance	–	–
Debt and other liabilities	6.0	2.7
Accruals	–	–
TOTAL LIABILITIES	**106.9**	**72.6**

Other Figures

	2001	2000
Total premiums	126.6	109.4
Employees	311	131

€ million.

MAPFRE CAUCIÓN Y CRÉDITO

2001 featured a slowdown in the world economy, which began during the first half of 2000 and has continued to the present. Global commerce grew by 1%, 11.4 points less than in 2000, with forecasts for 2001 pointing to 2.4% growth, half that of 2000 and the lowest since the beginning of the 1990s. Moreover, economic growth has tapered off at the same time in the world's three main economies (the USA, Europe and Japan) for the first time in 20 years. This scenario has an impact on non-performing loan (NPL) levels, whose evolution is decisively affected by the economic cycle. Indeed, 2001 saw a slight increase in NPL rates in the world's leading economies, a trend which started in the second half of 2000. Against this backdrop, Spanish GDP grew 2.8%, 1.3 percentage points lower than in 2000.

In Spain, the number of Credit and Surety insurers continued to rise during the course of 2001, so that most of the large European and American groups are now present in this country. The credit insurance market fared well in 2001, registering premium growth of around 12%; however, the claims experience was significantly worse than the year before, with a claims ratio for the entire market of 89%.

Within this environment, MAPFRE CAUCION Y CREDITO ended the year with extremely positive results in Spain: 15% growth in premiums and a pre-tax profit of € 3.6 million (6.3% of premiums written).

The international credit and surety insurance business is carried out by MAPFRE AMERICA CAUCION Y CREDITO through subsidiaries in Chile, Brazil and Colombia, with steps being taken to set up another subsidiary in Mexico.

Key Financial Data

• **Consolidated premiums** in 2001 amounted to € 70.6 million, an increase of 16.1% from the € 60.8 million of 2000. MAPFRE CAUCION Y CREDITO contributed 91.6% of this amount (€ 64.6 million).

• **Total technical expenses**, excluding financial costs, amounted to € 23.3 million (33% of premiums), versus € 21.1 million a year earlier (34.7% of premiums), equivalent to a significant 1.7 points reduction.

• The **claims ratio** on earned premiums, excluding claims handling expenses, was 60.8%, compared with 46.9% in 2000.

• **Financial income** amounted to € 5.7 million, representing 8.2% of recorded premiums. This marked a 9.1% decline from the previous year, due to the drop in realised gains.

• **Consolidated result** before tax and minority interests amounted to € 5.7 million, compared with 5.1 million the year earlier, a 12.5% increase. MAPFRE CAUCION Y CREDITO, the parent company of the unit, contributed 73% of this amount (€ 4.2 million).

• **Consolidated shareholders' equity** excluding minority interests ended the year at € 17.5 million, versus € 15.7 million at year-end 2000, an increase of 11.6%.

• **Technical reserves** reached € 89.4 million, marking an increase of 16.5% from the previous year.

• **Total assets** reached € 161.6 million, 12.5% higher than the year earlier; particularly noteworthy was the item of investments, which showed a balance of € 57.5 million.

Main Activities

• Among the activities carried out by the parent company in 2001, the following are worth highlighting:

– With respect to new products, the company focused on combined credit insurance, which covers the internal and export market, and on developing simplified policies

– Customers were offered an Internet application, through which they can apply and be granted automatically risk classifications in credit insurance

– Customers were also offered the possibility of prefinancing compensation for credit insurance claims through FINANMADRID, a subsidiary of BANCO MAPFRE.

- As regards business in Latin America from MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO's subsidiaries, the following aspects are worth noting:

– MAPFRE SEGURADORA DE GARANTIAS E CREDITO, in Brazil, began operating in surety insurance, submitting for authorisation the policies and technical notes of internal credit insurance, having rolled out the entire required technical and administrative infrastructure for its development.

– MAPFRE GARANTIAS Y CREDITO, in Chile, continued to expand in the branches of surety and credit insurance, registering strong growth in sales.

– In 2001, growth of the CREDISEGURO subsidiary in Colombia was consolidated, thanks to the inauguration of two new commercial offices in Cali and Bogotá and to training courses for the networks of MAPFRE, Suramericana and several insurance brokers.

– In Mexico, steps were taken to set up a credit insurance company, applying for the relevant approvals from the Mexican authorities. The company hopes to start its activity during the course of 2002.

Future Prospects

Consolidated premiums in 2002 have been budgeted at € 82.4 million, an increase of 16.6% over 2001, in line with the growth registered last year. The parent company, MAPFRE CAUCION Y CREDITO, is expected to contribute 81% (€ 66.8 million) of the total, a slightly lower percentage than in 2001.

Total management expenses budgeted for next year amount to 32.8% of written premiums, compared with 33.3% in 2001.

Consolidated profit before tax and minority interests is forecast to reach € 5.1 million (6.2% of premiums), which would mean a decrease of approximately 10% from 2001, as claims levels in Spain are expected to rise slightly.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	57.4	63.4
Share of reinsurance in technical reserves	57.2	47.9
Credits	23.0	19.6
Other assets	16.8	7.0
Accruals	7.2	5.8
TOTAL ASSETS	**161.6**	**143.7**
LIABILITIES		
Capital and reserves	17.5	15.7
Minority interests	12.6	12.2
Technical reserves	89.4	76.8
Provisions for risks and expenses	1.5	1.7
Deposits received from ceded reinsurance	18.1	16.5
Debt and other liabilities	17.3	16.6
Accruals	5.2	4.2
TOTAL LIABILITIES	**161.6**	**143.7**

Other Figures

	2001	2000
Total premiums	70.6	60.9
Employees	318	312

€ million.

* This is the holding company for the MAPFRE VIDA, MAPFRE SEGUROS GENERALES, MAPFRE CAUCIÓN Y CRÉDITO and MAPFRE CAJA SALUD insurance companies. It is 51%-owned by CORPORACIÓN MAPFRE and 49% by CORPORACIÓN FINANCIERA CAJA MADRID.

MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS *

MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS S.A. is the result of the strategic alliance between SISTEMA MAPFRE and Grupo CAJA MADRID in the life, general and health insurance businesses.

Key Financial Data

- **Consolidated revenues** for the company and its subsidiaries from their insurance and reinsurance operations amounted to € 4,291.8 million in 2001, of which € 3,721.9 million corresponded to premiums written, a 126% increase over 2000, although the company only operated in the last six months of that year.

- **Claims** from the non-life business, net of reinsurance and including claims handling expenses, amounted to 66.5% of net premiums earned.

- **General** administration, acquisition and other technical **expenses** amounted to 9.1% of net earned premiums.

- **Net attributable result** was € 110.6 million. Its detail and breakdown is given in the following table:

Results from Subsidiaries (1)

MAPFRE VIDA	96.3
MAPFRE SEGUROS GENERALES	79.1
MAPFRE CAUCIÓN Y CRÉDITO	5.8
MAPFRE CAJA SALUD	8.9
TOTAL	190.1
HOLDING COMPANY RESULT	52.7
Consolidation adjustments	-55.0
Amortisation of goodwill and portfolio acquisition costs	-15.9
RESULT BEFORE TAX AND MINORITY INTERESTS	171.9
Tax	-51.4
RESULT AFTER TAX	120.5
Minority interests	-9.9
NET ATTRIBUTABLE RESULT	110.6

(1) Profit before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs

€ million

- **Consolidated shareholders' equity** at year-end was € 865.8 million, 17% higher than in 2000 due to the rights issue held in October 2001 and to income for the year.

- **Funds managed** by subsidiaries (technical reserves from the insurance activity, pension funds, mutual funds and shareholders' equity) reached € 11,821.5 million.

Main Activities

- In March 2001, MAPFRE SEGUROS GENERALES acquired FINISTERRE for € 83,5 million, financed in part with the company's own shareholders' equity and the remainder via the deferred payment of part of the agreed price. The funds required to meet these payments will be provided in 2002 by MAPFRE CAJA MADRID Holding de Entidades Aseguradoras. The impact of this acquisition on the consolidated profit and loss account was as follows: a profit of € 3.2 million; a financing cost for payment by instalments of € 3.3 million; a goodwill amortisation charge of € 3.8 million. FINISTERRE, which has since changed its name to MAPFRE FINISTERRE, fully provided for the adjustment of its life insurance portfolio to the new mortality tables in 2001.

Funding for the investment was obtained via a € 83.3 million rights issue, on which CORPORACIÓN MAPFRE paid € 42.5 million through the contribution of shares equivalent to 8.62% of MAPFRE SEGUROS GENERALES's share capital, with the remaining € 40.8 million being paid in cash by CORPORACIÓN FINANCIERA CAJA MADRID.

- The necessary steps have been taken to delist MAPFRE VIDA from the stock market, through a public offer aimed at the 0.74% of its shares still outstanding in the market after the year 2000 public offer and the share purchases made by MAPFRE CAJA MADRID Holding de Entidades Aseguradoras during the course of 2001.

Targets

The company has set out the following general objectives for the 2002-2004 period:

- To achieve consolidated premium volume in 2004 of € 3,511 million, excluding the externalisation of its pension fund commitments, compared with € 2,861 million in 2001

- To achieve a profit before tax and goodwill in 2004 of € 259 million, versus € 187.8 million in 2001

- To post a net attributable profit in 2004 equivalent to 4.6% of consolidated revenues, up from 3% in 2001

- To continue acquiring insurance companies in order to strengthen its leadership position in the insurance industry of the Iberian Peninsula

- To consolidate the results of the alliance between MAPFRE and CAJA MADRID.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	7,982.4	6,091.3
Investment on account of life insurance policyholders assuming investment risk	739.4	509.6
Share of reinsurance in technical reserves	262.8	216.0
Credits	469.4	402.2
Other assets	782.4	574.7
Accruals	215.5	367.5
TOTAL ASSETS	**10,451.9**	**8,161.3**
LIABILITIES		
Capital and reserves	865.9	739.9
Minority interests	31.9	38.1
Technical reserves	8,171.1	6,432.5
Technical reserves for life insurance when investment risk is assumed by policyholders	739.4	509.6
Provisions for risks and expenses	37.1	31.4
Deposits received from ceded reinsurance	76.9	66.4
Debt and other liabilities	490.6	317.2
Accruals	39.0	26.2
TOTAL LIABILITIES	**10,451.9**	**8,161.3**

€ million

MAPFRE INMUEBLES

In 2001, MAPFRE INMUEBLES and its subsidiaries registered **consolidated revenues** of € 57 million and a **pre-tax result** of € 17.9 million.

New investments were made in land for development in Vera (Almería) for a total of 182 residential units and in the "Sitio de Calahonda" development in Mijas Costa (Málaga) for an estimated total of 183 residential units. MAPFRE INMUEBLES also acquired a building for renovation in Jerez de Frontera (Cádiz) and sold a 37.93% share of the building rights on a plot located on the boardwalk in the Paseo Marítimo de Palma de Mallorca.

Deliveries to buyers include two residential developments, one in "Costa Ballena" (Rota), with 89 residential units and 94 parking spaces, and the other in Gavá (Barcelona), with 22 residential units and 31 parking spaces.

In 2001, construction continued on other developments in "Costa Ballena" (Rota), with 108 residential units and 130 parking spaces, Gavá (Barcelona), with 12 single-family dwellings and 17 parking spaces and Mataró (Barcelona), with 29 residential units, 1 commercial premise and 42 parking spaces. In addition, work commenced on another two new developments in Mataró (Barcelona), for 37 residential units and 38 parking spaces, and "Costa Ballena" (Rota), for 170 residential units and 138 parking spaces.

In the area 30-C industrial park located in Alcalá de Henares (Madrid), in which MAPFRE INMUEBLES owns a stake of 75%, work concluded on five industrial warehouses for logistics, while the company proceeded with the sale of plots, ending the year with only 12 plots available for sale.

As regards rental property, as at 31 December 2001 the building in Oporto (Portugal), of which MAPFRE INMUEBLES owns 22.66%, had let out 78 offices, all of its commercial premises and 169 parking spaces.

In 2001, the acquisition of 50% of INMOBILIARIA BRAVO UREÑA S.L. was completed, with the aim of developing a residential real estate complex in Las Rozas (Madrid).

The Coto Chico rural estate in Marbella (Málaga) is still pending approval of the revised text of the PGOU (Marbella Urban Organisation Plan) by the Andalusia Regional Government.

In addition to the aforementioned property development projects, MAPFRE INMUEBLES continued to provide real estate services (rental property management, architectural and engineering project management, real estate management, and the construction, administration and maintenance of real estate properties) to other companies in SISTEMA MAPFRE, for which it received total revenues of € 3.3 million.

Future Prospects

The Company's budget for 2002 envisages total revenues of € 51.8 million and a pre-tax profit of € 6.1 million.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Start-up costs	–	–
Intangible, tangible and financial assets	10.5	8.1
Long-term trade debtors	0.1	–
Inventory	40.7	45.9
Debts	15.9	6.3
Short-term investments	11.6	9.2
Cash	4.6	1.8
Accruals	–	–
TOTAL ASSETS	**83.4**	**71.3**
LIABILITIES		
Capital and reserves	44.0	34.5
Provisions for risks and expenses	–	–
Long-term debts	0.1	0.1
Short-term debts	39.3	36.7
Accruals	–	–
TOTAL LIABILITIES	**83.4**	**71.3**

Other Figures

	2001	2000
Consolidated revenues	60.1	31.1
Employees	47	44

€ million.

Companies Operating Primarily Abroad

* MAPFRE AMÉRICA is the holding company for the direct non-life insurance subsidiaries in twelve American countries.

MAPFRE AMERICA *

2001 was a very positive year for MAPFRE AMERICA and its subsidiaries, which achieved a 14.2% increase in premiums written and a more than sevenfold increase in net attributable result, driven by the continuous improvement in the management of the subsidiaries and the measures adopted during 2001, among which it is worth mentioning the analysis and clean-up of loss-making customer portfolios, initiatives to reduce management expenses and the implementation of improvements in technical claims management.

Key Financial Data

• **Consolidated premiums** written in 2001 by MAPFRE AMERICA and its subsidiaries amounted to € 1,516.5 million, an increase of 14.2% from the previous year despite the adverse economic backdrop in Latin America, which led to a sharp depreciation of several currencies, such as the Brazilian real and the Chilean and Colombian pesos.

• **Management expenses** amounted to 34.5% of written premiums, showing an improvement relative to 2000, in which they amounted to 35%.

• The **claims** on earned premiums ratio was 69.2%, 1.4 percentage points above the prior-year figure, owing to the earthquakes in El Salvador, which had a severe impact on gross claims at La Centro Americana, but a limited impact on net claims given the catastrophe protections contracted with reinsurers. Stripping out the impact of the earthquakes mentioned above, claims amounted to 64.6% of premiums.

• **Consolidated profit** before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests amounted to € 36.2 million. The corporate tax charge was € 3.1 million, while minority interests amounted to € 7.4 million. Consequently, the net attributable result for MAPFRE AMÉRICA was € 18 million, an increase of more than 600% from the previous year.

• **Consolidated shareholders' equity** was € 625 million, 12.8% higher than in 2000, with € 65 million corresponding to minority interests.

• **Investments** rose 27.9% to € 1,295 million.

• **Technical reserves** reached € 1,094 million, marking an increase of 15.7% from the previous year.

Premiums by country


El Salvador 1.9%
Argentina 14.5%
Venezuela 19.8%
Uruguay 0.7%
Brazil 18.8%
Puerto Rico 14.7%
Colombia 2.8%
Paraguay 0.5%
Chile 3.9%
Peru 1.8%
Mexico 20.5%

Main Activities

Non-life direct insurance remains the core business of the subsidiaries of MAPFRE AMERICA, with a larger relative weight of motor insurance, which contributed 60% of consolidated premiums written. However, in 2001, as a result of the measures adopted by the subsidiaries to extend and diversify their business lines, significant growth was achieved in general insurance, which accounted for 26% of consolidated premium volume.

Future Prospects

The budget for 2002 points to a 3% increase in consolidated premiums to € 1,562.9 million; this target takes into consideration the probable effect of the devaluation of Argentine peso, which took place at the end of 2001, and is expected to have a material impact on total consolidated premiums as the Argentine operations contribute 14.5% of premiums written.

By contrast, a considerable improvement in earnings is envisaged, with a forecast net attributable result for MAPFRE AMERICA in 2002 of € 26.7 million, 47.7% higher than in 2001, with positive contributions from all subsidiaries to consolidated results.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	1,295.2	1,012.5
Share of reinsurance in technical reserves	160.1	145.3
Credits	499.4	466.1
Other assets	142.7	117.8
Accruals	75.1	102.6
TOTAL ASSETS	**2,172.5**	**1,844.3**
LIABILITIES		
Capital and reserves	559.8	469.3
Minority interests	65.2	84.9
Technical reserves	1,094.1	945.6
Provisions for risks and expenses	62.4	37.3
Deposits received from ceded reinsurance	4.3	10.7
Debt and other liabilities	379.0	278.8
Accruals	7.7	17.7
TOTAL LIABILITIES	**2,172.5**	**1,844.3**

Other Figures

	2001	2000
Total premiums	1,516.5	1,328.3
Employees	4,531	4,440

€ million.

* Comprising this operating unit are MAPFRE RE, as its parent company, and its MAPFRE REINSURANCE CORPORATION (USA), CAJA REASEGURADORA DE CHILE, CIAR (Belgium) and MAPLUX RE (Luxembourg) subsidiaries.

REINSURANCE UNIT *

2001 was the worst year ever for the reinsurance business. The gradual deterioration of results from the non-catastrophe business reached its peak last year, while the occurrence of some major claims limited the scale of the recovery from the losses of 1998 and 1999.

2001 will be remembered for the 11 September events at the World Trade Center in New York, which produced the largest claim for the reinsurance industry to date. Additionally there where other major disasters last year, such as the earthquake in El Salvador, the sinking of the P 36 platform, the explosion at a factory in Toulouse and several catastrophes in the aviation industry. The impact of September 11 came on top of an already wobbly stock market in the world's main economies, leading to a decline in returns and cuts to earnings expectations for numerous companies, including reinsurers.

Some companies suffered a significant reduction in their shareholders' equity, others saw the ratings agencies downgrade their ratings, while still others suspended their underwriting activities as a first step towards withdrawing from the market.

Against this extremely negative backdrop, the result obtained by MAPFRE RE and its subsidiaries in 2001 can be considered fairly satisfactory, despite its small amount, since their presence in an increasing number of markets raises their chances of becoming involved in major claims, as was the case in 2001.

The renewal of contracts in force in 2002 was characterised by a thorough revision of their terms: some coverages have been redefined, other eliminated or limited, especially with regards to the risk of terrorism; non-proportional reinsurance and direct insurance rates have risen, particularly for catastrophe protection. A case in point has been aviation risk, whose coverage has required government intervention.

All business lines registered improvement in policy conditions and rates, particularly those most affected by the latest claims. The facultative business also recorded improved conditions and higher rates since mid 2001. Retrocession capacity has also become more expensive, exerting a strong influence on the redefinition of reinsurers' strategies.

In the last quarter of the year, new reinsurers were set up, primarily in Bermuda, while others held rights issues to replenish capital. In all, it is estimated that the inflow of new capital will not change the underlying trend of the reinsurance market towards the recovery of technical break-even.

Key Financial Data

- **Consolidated premium income** in 2001 was € 687.9 million, an increase of 13.5% from the previous year. **Retained premiums** amounted to € 450.8 million, an increase of 8% from 2000.

- **Management expenses** reached € 29.3 million, equivalent to approximately 4.3% of total premiums, a 0.4 percentage point decrease from the previous year.

- The **combined ratio** was 111.7%, versus 110% in 2000.

- The **claims/net premiums earned ratio** was 78.4%, versus 76.9% in 2000. Claims from the World Trade Center events represented approximately € 16.1 million, from which the expenses must be subtracted and income added from reinstallments.

- **Commissions and other acquisition expenses** amounted to 26.8% of net premiums.

- The **net operating result** showed a deficit of € 50.6 million, compared with € 43.1 million the year before.

- **Net financial income** in 2000 totalled € 46.9 million.

• The **Profit and Loss Statement** recorded a € 2.3 million loss before taxes and minority interests, and a net result of € 0.8 million after taxes and minority interests.

• **Consolidated shareholders' equity** stood at € 269.9 million, a decline of € 13.9 million from the year earlier due to the reduction in reserves of consolidated companies owing to the depreciation of the Chilean peso.

• **Net technical reserves** amounted to € 562.9 million, an increase of 1.9% over the € 552.4 million recorded in 2000, and equivalent to 124.9% of retained premiums, versus 132.2% the year before. This decrease was mostly due to the cancellation of a large part of the life annuities portfolio managed by the Chilean subsidiary. Technical reserves for the life business amounted to € 389.2 million and for the non-life business to € 14.6 million.

• **Total investments by Mapfre Re** in 2001 amounted to € 767.9 million, broken down as follows: € 65.8 million in fixed assets, € 687.8 million in financial investments and € 14.3 million in subsidiaries.

• **Cash and other liquid assets** as at 31 December 2000 stood at € 73.6 million.

• **Total assets** at the year-end were € 1,278 million.

Composition of the Portfolio by Geographical Area


Other 3%
United States 8%
Other Europe 27%
Spain 31%
Latin America 31%

Composition of the Portfolio by Sector


Other 11%
Life and Accidents 9%
Motor 11%
Property and Casualty 61%
Marine 8%

Composition of the Portfolio by Type of Business


Facultative 8%
Non Proportional 15%
Proportional 77%

Main Activities

Approval was given at the General Shareholders' Meeting held 22 May 2001 to re-denominate the Company's equity capital in the new European currency, putting it at 113,253,615.09 euros.

All the companies of the Chilean unit were restructured and grouped around two companies: INVERSIONES MAPFRE CHILE REASEGUROS, to which CAJA REASEGURADORA DE CHILE reports, and INVERSIONES IBÉRICAS LDA., which grouped together the real estate companies and businesses in that country.

In its annual review, Standard & Poor's has confirmed its AA- rating for MAPFRE RE. Meanwhile, A M Best has assigned the company a rating of A+ (superior).

Throughout the year, and especially during the campaign for 2002 contracts, the company followed an underwriting strategy based on break-even criteria and expectations of a positive and sufficient technical result, placing a strong emphasis on managing catastrophe capacity.

Future Prospects

In its quest to return to break-even, the market has defined a series of more favourable conditions for reinsurers, which will help to correct the situation that has dragged on since 1998. Therefore, 2002 is likely to be the beginning of a cycle of medium-term recovery of the needed technical profit margins. All of this heralds a more stringent market in the coming years, with prudence in underwriting, which will generate the required margins for companies to strengthen reserves and improve earnings, so that they can meet shareholders' expectations.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	767.9	806.4
Share of reinsurance in technical reserves	259.7	217.9
Credits	123.6	100.2
Other assets	81.8	34.9
Accruals	45.0	38.7
TOTAL ASSETS	**1,278.0**	**1,198.1**
LIABILITIES		
Capital and reserves	269.9	283.8
Minority interests	0.3	0.3
Technical reserves	822.5	770.3
Provisions for risks and expenses	0.8	1.5
Deposits received from ceded reinsurance	59.9	51.9
Debt and other liabilities	110.4	78.6
Accruals	14.2	11.7
TOTAL LIABILITIES	**1,278.0**	**1,198.1**

Other Figures

	2001	2000
Total premiums	687.9	606.3
Employees	311	335

€ million.

* This operating unit comprises MAPFRE ASISTENCIA and its 30 subsidiaries specialised in insurance, assistance and other services.

ASSISTANCE UNIT *

As at 31 December 2001, SISTEMA INTERNACIONAL DE ASISTENCIA MAPFRE (SIAM), which comprises MAPFRE ASISTENCIA and its subsidiaries, had a direct presence in 35 countries through 29 subsidiaries, 4 general branches, 4 representative offices, 5 branch offices and 1 commercial office. This structure is rounded out with the Spanish travel agencies VIAJES MAPFRE and minority shareholdings in QUAVITAE and CLUB MAPFRE.

With a portfolio of 715 corporate clients in 47 countries, including insurers, automobile manufacturers, financial institutions, tour operators, airlines and large corporations, this Unit reached a total of 32 million insured clients, both under insurance and reinsurance policies, with approximately 85 million beneficiaries, for which the company handled more than 1,600,000 assistance calls during the year.

MAPFRE ASISTENCIA and its subsidiaries, offices and general agencies closed the year with 1,749 employees, of which 417 worked in Spain.

Key Financial Data

- **Consolidated revenues** reached € 222.4 million in 2001. This figure, which includes revenues from companies consolidated by the equity method, marks an increase of 13% from 2000.

- **Claims** amounted to 58% of revenues in 2001, a half point below the level of 2000.

- **Expenses** rose 11% in the year, from € 75.6 million to € 83.9 million.

- **Financial results** (including exchange differences and the cost of debt) amounted to € -0.7 million, owing to the impact of the depreciation of some currencies, particularly the Turkish lira.

- **Consolidated profit** before tax and minority interests rose 14% to € 4.3 million, a 14% increase over the previous year.

- **Consolidated shareholders' equity** as at 31 December 2001 stood at € 50.3 million, after the € 8.4 million rights issue, an 18% increase over 2000.

- **Technical reserves** amounted to € 36.9 million, compared with € 29.1 million in 2000. Of these, € 12 million were in cash and investments, while € 32 million were in insurance and reinsurance operations, up from € 28.4 million in 2000.

Main Activities

In 2001, MAPFRE ASISTENCIA remained among the top assistance companies in the world. The company continued diversifying its business mix, by launching new products and services, whilst it consolidated the insurance lines in which it is a pioneer in the world: home assistance, motor, household and health claims management, credit card protection, teleassistance, assessment of bodily damages, cost containment advisory, telephone information services, contact centres, telemarketing, etc.

A landmark event was the implementation of a division of the global business into regions, with the creation of four regional divisions: Europe, with headquarters in Madrid; Central America, with headquarters in Mexico; Andean Countries, with headquarters in Colombia; and the Southern Cone of Latin America, with headquarters in Brazil. This process has yet to be concluded, as some subsidiaries have not been integrated in a regional division, but is expected to be completed over the next few years.

Other relevant events shaping the development of the Company and its subsidiaries in 2001 include:

• The upgrade of the rating assigned by AM BEST, the specialised rating agency, to "A+" (superior) from A (excellent), which was assigned in 1999.

• The strong growth of international sales, with the start-up of reinsurance operations in Bulgaria which, coupled with the business from the offices in Russia and Hungary, bode well for the Company to grow strongly in Eastern Europe.

• The opening of new markets through international reinsurance in Africa, with operations in Cameroon and Mauritania, which round off those developed in Cabo Verde and in North Africa, where it runs a subsidiary in Tunisia.

• The change in the legal status of the office in Canada, which became a limited liability company, in order to facilitate penetration of the local market. This is further evidence of the Company's commitment to North and South America, where it now has a direct presence in 20 countries.

• Underwriting of the first assistance insurance and reinsurance operations in the UK through the London office, with operational support from the assistance centre in Galway (Ireland).

• The positive performance of VIAJES MAPFRE, with a 15% increase in sales in 2001 to € 36.1 million despite having faced one of the worst years in the world tourism industry, especially in the wake of the 11 September events in the US.

• The completion of the technological renovation undertaken by the Company three years ago, culminating in the assistance management software AMA and its implementation in Spain and Portugal. The start-up of this advanced management tool completes the circle begun with the installation of SAP R/3 (in operation in 85% of the Company's businesses worldwide) and the dedicated systems for contact centres and telemarketing.

• The adaptation of all systems to the new European currency was confirmed without any operational problems.

• The devaluation of the Argentine peso in January and February 2002, which had a negative impact on the value in pesetas of the investment of MAPFRE ASISTENCIA in the Argentine company IBERO ASISTENCIA S.A., in addition to the impact on the 2001 financial statements. Applying the peso's exchange rate on the date the financial statements were prepared, this impact amounts to € 0.4 million, taking a theoretical value for the investment of € 1.7 million, compared with € 2.1 million as at 31 December 2001.

Future Prospects

The Company and its subsidiaries look set to continue expanding in 2002, with a budgeted 11% growth, despite the slowdown in sales in various markets in the wake of the crisis at the end of last year.

In Spain, the focus will be primarily on growing the direct insurance business, with a particular emphasis on products for senior citizens, leveraging the potential synergies with companies of SISTEMA MAPFRE and those derived from the alliance with CAJA MADRID.

Abroad, the Company will proceed with its expansion strategy, in accordance with ongoing projects in the different countries, especially in Europe. At the same time, MAPFRE ASISTENCIA will maintain its diversification policy, whilst focusing on gaining the loyalty of its corporate clients.

The gradual installation in all countries of new management tools, most notably the AMA application, will particularly benefit customer service a key goal for the Company.

Key Balance Sheet Figures

	2001	2000
ASSETS		
Investments	26.3	23.4
Credits	53.4	46.4
Other assets	44.2	25.8
Accruals	3.2	2.7
TOTAL ASSETS	**127.1**	**98.3**
LIABILITIES		
Capital and reserves	50.9	42.7
Minority interests	1.0	0.5
Technical reserves	36.9	29.1
Provisions for risks and expenses	1.0	0.5
Debt and other liabilities	36.7	25.2
Accruals	0.6	0.3
TOTAL LIABILITIES	**127.1**	**98.3**

Other Figures

Total premiums	146.9	123.3
Employees	1,749	1,482

€ million.

Proposals of Resolutions

Social Management

- Approval of the non-consolidated and consolidated Annual Accounts for fiscal year 2001.

- Approval of the activities of the Board of Directors during fiscal year 2001

Results

- The proposed distribution of net disposable profits is as follows:

Basis for distribution	Euros
Profits of the year	44,592,300.04
Retained earnings	125,299,316.95
Total	**169,891,616.99**

Distribution	Euros
Dividends	34,497,261.84
Donation to FUNDACION MAPFRE ESTUDIOS	500,000.00
Retained earnings	134,894,355.15
Total	**169,891,616.99**

- The above proposal implies the payment of a gross € 0.19 per share dividend for shares numbered 1 through 181,564,536, inclusive. Part of this dividend (gross € 0.09) was already paid out on 4 December 2001, as per agreed by the company's Board of Directors. The remainder will be paid as from 1st June 2002.

- Donation of € 500,000 to FUNDACION MAPFRE ESTUDIOS, according to the above proposal of distribution.

Governing Bodies

- Reelection of the member of the Board of Directors, Mr. Carlos Alvarez Jiménez, Mr. Juan Fernández-Layos Rubio and Mr. Filomeno Mira Candel, for a period of four years.

Other Proposals

- To renew the appointment of Ernst and Young as the company's auditors, for a period of one year.

- To delegate authorities so that the agreements reached at the Annual General Meeting can be executed and raised to the status of a public deed.

- To thank those participating in the management of the company for their loyal co-operation throughout the year.

Consolidated Annual Accounts 2001

Consolidated Balance Sheet

Assets

	2001	2001	2000	2000
A. SHAREHOLDERS, UNCALLED CAPITAL		0		853
B. INTANGIBLE ASSETS AND START-UP EXPENSES		506,052		367,002
I. Start-up expenses		**8,775**		**13,481**
1. Incorporation expenses	24		511	
2. Start-up expenses	2.206		6.341	
3. Capital increase expenses	6,545		6,629	
II. Intangible fixed assets		**494,909**		**352,830**
1. Portfolio acquisition expenses	26.487		9.370	
2. Other intangible fixed assets	110.520		93.223	
3. Accumulated depreciation (to be deducted)	(57.313)		(40,497)	
5. Goodwill				
Of companies consolidated by full or proportional integration	404,703		281.298	
Of companies consolidated by the equity method	10.512		9.436	
III. Deferred expenses		**2,368**		**691**
3. Other expenses	2.368		691	
C. INVESTMENTS		10,260,311		7,985,510
I. Real Estate		**566,677**		**534,793**
1. Land and buildings	614.373		575.866	
2. Other tangible investments	32,052		29.131	
3. Advances and Real Estate in progress	4,496		2.392	
4. Accumulated depreciation (to be deducted)	(80.512)		(70.156)	
5. Reserves (to be deducted)	(3.732)		(2.440)	
II. Financial investments in Group companies and affiliates		**10,999**		**20,548**
1. Shares in Group companies	54		22.778	
2. Shares in affiliates	511		42	
3. Pending payments (to be deducted)	(6)		(6)	
4. Other financial investments in Group companies	10.464		2.134	
5. Other financial investments in affiliates	—		216	
10. Reserves (to be deducted)	(24)		(4.616)	
II. Financial investments recorded by equity method		**244,906**		**225,158**
1. Financial investments in cos. consolidated by equity method				
2. Shares and other interest in cos. consolidated by equity method	245,092		224,995	
3. Pending payments (to be deducted)	(847)		(811)	
4. Loans to companies recorded by equity method	667		1.202	
5. Reserves (to be deducted)	(6)		(228)	
III. Other financial investments		**9,358,864**		**7,146,238**
1. Financial investments in capital	173.224		161.234	
2. Pending payments (to be deducted)	—		(24)	
3. Fixed-income securities	7,609,673		5,585,169	
4. Index-linked securities	12.170		12,032	
5. Mortgage loans	10.055		13.379	
6. Other loans and advances on policies	262.420		279.176	
7. Investment fund units	604.690		539.438	
8. Deposits held with credit institutions	393,645		403,375	
9. Other financial investments	317,070		185,382	
10. Reserves (to be deducted)	(24,083)		(32,923)	
IV. Deposits established for accepted reinsurance		**78,865**		**58,773**
D. INVESTMENTS ON ACCOUNT OF LIFE POLICY HOLDERS ASSUMING INVESTMENT RISK		739,359		509,658
D. (bis) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES		477,666		408,964
I. Unearned premium reserves		**162,826**		**119,644**
II. Provision for life insurance		**20,116**		**18,553**
III. Provision for benefits		**294,724**		**270,714**
IV. Other technical reserves		**—**		**48**
E. CREDITS		1,144,922		1,009,088
I. Credits on direct insurance operations		**759,011**		**674,889**
1. Insurance policy holders	737,711		658.463	
2. Provisions for premiums pending collection (to be deducted)	(24,762)		(15.867)	
3. Brokers	56,285		34,366	
4. Provisions (to be deducted)	(10.223)		(2,073)	
II. Credits on reinsurance operations		**153,661**		**115,803**
III. Credits on co-insurance operations		**14,160**		**8,649**
IV. Shareholders, called capital		**—**		**—**
V. Tax, corporate and other credits		**230,182**		**216,683**
VI. Provisions (to be deducted)		**(12,092)**		**(6,936)**
F. OTHER ASSETS		553,334		412,517
I. Tangible fixed assets		**75,529**		**63,407**
1. Fixed assets	189,902		160.446	
2. Accumulated depreciation (to be deducted)	(114,337)		(97.009)	
3. Provisions (to be deducted)	(36)		(30)	
II. Cash held with credit institutions, cheques and cash on hand		**456,385**		**333,111**
III. Other assets		**21,672**		**16,185**
IV. Provisions (to be deducted)		**(252)**		**(186)**
G. ACCRUALS		339,043		511,750
I. Interest accrued and not yet due		**153,174**		**195,341**
II. Premiums accrued and not issued		**349**		**145,313**
III. Other accrual accounts		**8,606**		**8,907**
IV. Commissions and other acquisition expenses		**176,914**		**162,189**
TOTAL ASSETS		**14,020,687**		**11,205,342**

Figures in EUR 000s

Liabilities

	2001	2001	2000	2000
A. CAPITAL AND RESERVES		1,161,919		1,120,804
I. Subscribed capital or mutual fund		**90,782**		**90,935**
II. Issuance premium		**18,439**		**18,439**
III. Revaluation reserves		—		—
IV. Reserves		**847,571**		**849,205**
1. Legal reserve	18,187		18,187	
4. Voluntary reserves	389,667		389,667	
5. Special reserves	153		—	
6. Other reserves	15,299		35,281	
8. Reserves in consolidated companies.				
Reserves in companies consolidated by full or proportional integration	443,744		397,870	
Reserves in companies consolidated by the equity method	811		(5,992)	
9. Translation differences				
Of companies consolidated by full or proportional integration	(20,410)		14,219	
Of companies consolidated by the equity method	120		(25)	
V. Results from previous years pending application		**125,299**		**86,691**
1. Brought forward	125,299		86,691	
VI. Profit and Loss attributable to parent company		**79,828**		**75,532**
1. Consolidated Profit and Loss	168,031		140,973	
2. Profit and Loss attributable to external shareholders	(71,862)		(49,073)	
3. Interim dividend paid during year (to be deducted)	(16,341)		(16,368)	
A. (bis) MINORITY INTERESTS		649,177		606,992
A. (ter) DEFERRED INCOME		24,077		10,980
1. Positive foreign currency differences	21,036		5,361	
2. Positive differences in derivatives	—		1,557	
3. Commissions and other management expenses on ceded reinsurance	—		60	
4. Negative consolidation difference				
Of companies consolidated by full or proportional integration	2,331		3,696	
Of companies consolidated by the equity method	710		306	
B. SUBORDINATED LIABILITIES		—		—
C. TECHNICAL RESERVES		9,943,216		8,032,335
I. Unearned premium reserves and unexpired risk reserves		**1,150,066**		**992,590**
II. Reserves for life insurance		**7,163,048**		**5,695,912**
1. Unearned premium reserves and for risks in progress	35,934		23,427	
2 Mathematical reserves	7,127,114		5,672,485	
III. Reserves for benefits		**1,482,499**		**1,256,560**
IV. Reserves for profit sharing and returns		**9,911**		**8,114**
V. Stabilisation reserves		**27,274**		**24,269**
VI. Other technical reserves		**110,418**		**54,890**
D. TECHNICAL RESERVES RELATING TO LIFE INSURANCE WHEN INVESTMENT RISK IS ASSUMED BY POLICY HOLDERS		739,359		509,658
E. PROVISIONS FOR RISKS AND EXPENSES		105,048		70,637
I. Provision for pensions and similar obligations		**2,068**		**11,479**
II. Provision for taxes		**44,168**		**38,687**
III. Provision for payments of liquidation agreements		**2,452**		**2,152**
IV. Other provisions		**56,360**		**18,319**
F. DEPOSITS RECEIVED ON CEDED REINSURANCE		79,171		69,507
G. DEBT		1,249,370		728,415
I. Due on direct insurance operations		**245,183**		**225,374**
1. Due to policy holders	104,114		92,550	
2. Due to brokers	19,791		29,360	
3. Conditioned debt	121,278		103,464	
II. Due on reinsurance operations		**156,221**		**90,723**
III. Due on co-insurance operations		**4,225**		**2,831**
IV. Debentures		**275,000**		—
V. Due to credit institutions		**75,806**		**79,207**
1. Debt on financial leases	5,488		3,119	
2. Other debt	70,318		76,088	
VI. Due on transactions in preparation of insurance contracts		**44,331**		**48,670**
VII. Due on repos of assets		—		—
VIII. Other debt		**448,604**		**281,610**
H. ACCRUALS		69,350		56,014
TOTAL LIABILITIES		**14,020,687**		**11,205,342**

Figures in EUR 000s.

Consolidated Profit and Loss Account

I. Technical Account Non Life Insurance

		2001		2000
1.1. EARNED PREMIUMS, NET OF REINSURANCE		**2,564,537**		**2,082,170**
a) Premium written		**3,123,051**		**2,494,693**
a.1.) Direct insurance	2,637,296		2,055,467	
a.2.) Accepted reinsurance	491,609		443,847	
a.3.) Variation in the provision for outstanding premiums	(5,854)		(4,621)	
b) Premiums from ceded reinsurance		**(440,986)**		**(351,129)**
c) Variation in the unearned premiums reserves and risk in progress		**(157,760)**		**(63,701)**
c.1.) Direct insurance	(157,586)		(52,582)	
c.2.) Accepted reinsurance	(174)		(11,119)	
d) Variation in the unearned premiums reserves, ceded reinsurance		**40,232**		**2,307**
1.2. INCOME FROM INVESTMENTS		**289,994**		**264,614**
a) Income from tangible investments		**9,664**		**12,195**
b) Income from financial investments		**249,312**		**222,194**
c) Adjustments to the value of investments		**2,735**		**2,404**
c.1.) Tangible investments	18		1,142	
c.2.) Financial investments	2,717		1,262	
d) Profits on realised investments		**28,283**		**27,821**
d.1.) Tangible investments	246		7,399	
d.2.) Financial investments	28,037		20,422	
1.3. OTHER TECHNICAL INCOME		**8,150**		**5,049**
1.4. CLAIMS IN THE YEAR, NET OF REINSURANCE		**1,839,509**		**1,543,087**
a) Claims paid		**1,540,382**		**1,380,874**
a.1.) Direct insurance	1,505,163		1,226,119	
a.2.) Accepted reinsurance	344,951		355,307	
a.3.) Ceded reinsurance	(309,732)		(200,552)	
b) Variation in the outstanding claims reserve		**180,081**		**64,777**
b.1.) Direct insurance	127,901		100,399	
b.2.) Accepted reinsurance	70,535		(7,134)	
b.3.) Ceded reinsurance	(18,355)		(28,488)	
c) Expenses attributable to claims		**119,046**		**97,436**
1.5. VARIATION IN OTHER TECHNICAL RESERVES, NET OF REINSURANCE		**18,163**		**9,466**
1.6. SHARING IN PROFITS AND RETURNS		**1,515**		**2,254**
a) Benefits and expenses on sharing in profits and returns		**1,112**		**1,803**
b) Variation in the provision for sharing in profits and returns		**403**		**451**
1.7. NET OPERATING EXPENSES		**726,750**		**580,169**
a) Acquisition expenses		**660,915**		**541,386**
b) Administration expenses		**153,372**		**112,467**
c) Commissions and participation in ceded and retroceded reinsurance		**(87,537)**		**(73,684)**
1.8. VARIATION IN THE STABILISATION RESERVE		**2,921**		**5,595**
1.9. OTHER TECHNICAL EXPENSES		**43,267**		**38,417**
a) Variation in reserves for insolvencies		**3,786**		**769**
b) Variation in reserves for depreciation of fixed assets		**589**		**920**
c) Variation in benefits on claim liquidation agreements		**(72)**		**(1,040)**
d) Others		**38,964**		**37,768**
1.10. EXPENSES ON INVESTMENTS		**94,229**		**72,079**
a) Investment management expenses		**76,356**		**60,883**
a.1.) Expenses on investments and financial accounts	70,789		56,471	
a.2.) Expenses on tangible investments	5,567		4,412	
b) Adjustments to the value of investments		**10,283**		**7,386**
b.1.) Depreciation tangible investments	1,707		1,358	
b.2.) Provisions for tangible investments	72		18	
b.3.) Provisions for financial investments	8,504		6,010	
c) Losses from investments		**7,590**		**3,810**
c.1.) From tangible investments	3,215		1,376	
c.2.) From financial investments	4,375		2,434	
1.11. SUB TOTAL (RESULT FROM THE TECHNICAL ACCOUNT NON LIFE INSURANCE)		**136,327**		**100,766**

Figures in EUR 000s.

II. Technical Account Life Insurance

	2001	2001	2000	2000
II.1. EARNED PREMIUMS, NET OF REINSURANCE		2,605,851		1,695,918
a) Premium written		**2,658,109**		**1,703,244**
a.1.) Direct insurance	2,632,644		1.679.757	
a.2.) Accepted reinsurance	27.635		23.355	
a.3.) Variation in the provision for outstanding premiums	(2,170)		132	
b) Premiums from ceded reinsurance		**(43,561)**		**(13,210)**
c) Variation in the unearned premiums reserves and risks in progress		**(12,399)**		**5,626**
c.1.) Direct insurance	(6,052)		5,494	
c.2.) Accepted reinsurance	(6,347)		132	
d) Variation in the unearned premiums reserves, ceded reinsurance		**3,702**		**258**
II.2. INCOME FROM INVESTMENTS		470,869		299,664
a) Income from tangible investments		**22,790**		**22,424**
b) Income from financial investments		**408,081**		**236,594**
c) Adjustments to the value of investments		**6,539**		**793**
c.1.) Tangible investments	6,539		—	
c.2.) Financial investments	—		793	
d) Profits on realised investments		**33,459**		**39,853**
d.1.) Tangible investments	1.647		20.164	
d.2.) Financial investments	31,812		19.689	
II.3. UNREALISED GAINS FROM INVESTMENTS		12		—
II.4. OTHER TECHNICAL INCOME		84		—
II.5. CLAIMS IN THE YEAR, NET OF REINSURANCE		1,133,521		686,590
a) Claims paid		**1,104,871**		**679,889**
a.1.) Direct insurance	1,078,318		666.697	
a.2.) Accepted reinsurance	57,042		24.341	
a.3.) Ceded reinsurance	(30,489)		(11,149)	
b) Variation in the outstanding claims reserve		**24,864**		**3,840**
b.1.) Direct insurance	26,517		5.565	
b.2.) Accepted reinsurance	204		1,641	
b.3.) Ceded reinsurance	(1,857)		(3,366)	
c) Expenses attributable to claims		**3,786**		**2,861**
II.6 VARIATION IN OTHER TECHNICAL RESERVES, NET OF REINSURANCE		1,639,134		1,103,939
a) Reserves for life insurance		**1,409,433**		**1,023,055**
a.1.) Direct insurance	1,455,260		1,022,334	
a.2.) Accepted reinsurance	(48,069)		(1,046)	
a.3.) Ceded reinsurance	2,242		1,767	
d) Reserves for life insurance when investment risk is assumed by policyholders		**229,701**		**80,884**
II.7. SHARING IN PROFITS AND RETURNS		17,477		4,357
a) Benefits and expenses on sharing in profits and returns		**16,918**		**4,555**
b) Variation in the reserve for sharing in profits and returns		**559**		**(198)**
II.8. NET OPERATING EXPENSES		97,142		85,530
a) Acquisition expenses		**86,787**		**71,046**
b) Change in the amount of deferred acquisition expenses		**—**		**(601)**
c) Administration expenses		**21,420**		**17,946**
d) Commissions and participation of ceded and retroceded reinsuranceo		**(11,065)**		**(2,861)**
II.9. EXPENSES ON INVESTMENTS		83,546		38,783
a) Management expenses on investments		**70,912**		**26,444**
a.1.) Expenses from investments and financial accounts	62,775		18.204	
a.3.) Expenses from tangible investments	8.137		8.240	
b) Adjustments to the value of investments		**9,755**		**9,015**
b.1.) Depreciation tangible investments	2,885		2,795	
b.2.) Provisions for tangible investments	—		—	
b.3.) Provisions for financial investments	6,870		6,220	
c) Losses from investments		**2,879**		**3,324**
c.1.) From tangible investments	18		24	
c.2.) From financial investments	2,861		3,300	
II.10. UNREALISED LOSSES ON INVESTMENTS		13,270		22,929
II.11. OTHER TECHNICAL EXPENSES		12,189		11,894
II.12. SUB TOTAL (RESULT OF THE TECHNICAL ACCOUNT OF LIFE INSURANCE)		80,537		41,560

Figures in EUR 000s

III. Non Technical Account

		2001		2000
III.1. RESULT OF THE TECHNICAL ACCOUNT OF NON LIFE INSURANCE		**136,327**		**100,766**
III.2. RESULT OF THE TECHNICAL ACCOUNT OF LIFE INSURANCE		**90,537**		**41,560**
III.3. INCOME FROM INVESTMENTS		**101,439**		**70,841**
a) Income from tangible investments		8,066		5,199
b) Income from financial investments		36,608		25,146
c) Positive translation results		1,292		2,062
d) Profit sharing of companies consolidated by the equity method		50,377		30,303
e) Adjustments to the value of investments		1,905		1,418
f) Profits from realised investments		3,191		6,713
III.3. (bis) REVERSION OF NEGATIVE CONSOLIDATION DIFFERENCES		—		—
III.3. (ter) MONETARY CORRECTION - POSITIVE RESULT		**128**		**96**
III.4. EXPENSES FROM INVESTMENTS		**74,706**		**43,712**
a) Investment management expenses		33,146		22,220
a.1.) Expenses from investments and financial accounts	32,011		20,519	
a.3.) Expenses from tangible investments	1,135		1,701	
b) Adjustments to the value of investments		3,540		8,348
b.1.) Depreciation of tangible investments	1,467		1,328	
b.2.) To provisions for tangible investments	204		—	
b.3.) To provisions for financial investments	1,869		7,020	
c) Expenses from investments in companies recorded by equity method		16,708		8,522
d) Negative translation results		—		234
e) Losses from investments		2,807		319
f) Depreciation of consolidation goodwill		18,505		4,069
III.4. (bis) MONETARY CORRECTION - NEGATIVE RESULT		**5,335**		**10,872**
III.5. OTHER INCOME		**64,897**		**92,604**
a) Profits from disposal of shares in companies consolidated by global and proportional integration		4,087		24,010
b) Profits from disposal of affiliates recorded by the equity method		5,854		19,383
c) Profits from transactions with parent company's shares and with Group financial assets		—		210
d) Other non technical income		54,956		49,001
III.6. OTHER EXPENSES		**68,966**		**66,887**
a) Losses from disposal of shares in companies consolidated by global and proportional integration		—		1,280
b) Losses from disposal of affiliates recorded by the equity method		397		—
c) Losses from transactions with parent company's shares and with Group financial liabilities		—		—
d) Other non technical expenses		68,569		65,607
III.7. EXTRAORDINARY INCOME		**7,957**		**22,784**
III.8. EXTRAORDINARY EXPENSES		**38,351**		**7,212**
III.9. TAX ON PROFITS		**45,688**		**58,995**
III.10. RESULT FOR THE YEAR		**168,031**		**140,973**
a) Result attributable to minority shareholders		71,862		49,073
b) Result of the year attributable to the parent company		96,169		91,900

Figures in EUR 000s

Consolidated Annual Report 2001

1. General Overview on the Company and its Activity

CORPORACIÓN MAPFRE, S.A. (hereinafter the parent Company) is a public limited holding company, parent of a number of controlled companies engaged in insurance, both in the Life and Non-Life lines, as well as in services, finance, securities and real estate investment, and technical management activities.

The change of name from the former CORPORACIÓN MAPFRE, Compañía Internacional de Reaseguros, S.A., became effective on 26 December 2001, as well as the modification of the corporate object, which now excludes reinsurance activities and establishes it as the fulfilment of the activities inherent in a corporate holding.

The definition of the consolidatable group has been established in accordance with Act 30/1995, of 8 November, on Disposition and Supervision of Private Insurance, and with Royal Decree 2486/1998, of 20 November.

CORPORACIÓN MAPFRE is, in turn, subsidiary of MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA.

The scope of activity of the parent Company and its subsidiaries includes Spain, European Union countries and other countries.

Its corporate domicile is located in Madrid, Paseo de Recoletos no. 25.

The parent Company forms part of SISTEMA MAPFRE, formed by MAPFRE Mutualidad de Seguros y Reaseguros a Prima Fija and several insurance, financial, securities, real estate and services companies.

SISTEMA MAPFRE is structured along the following lines:

a) Central Services

These concentrate the technical and administrative functions of insurance management, the creation of new products, the preparation and development of marketing campaigns, as well as the provision of new commercial distribution networks for territorial offices.

b) Territorial Network

SISTEMA MAPFRE's extensive and growing Territorial Network is divided into 17 geographical divisions, or Subcentrals, where marketing activities, as well as operating and administrative activities, are coordinated and promoted.

The territorial network has the following distribution:

- Direct Offices: these carry out essentially marketing tasks, issuance of policies, attention to the public, and support to the agents' network.
- Delegate Offices: their work concentrates virtually on the sale of the companies' products.
- Agents.
- Caja Madrid's banking network.

On the other hand, the subsidiaries companies not belonging to the European Economic Area have adapted their internal structure and distribution systems to the peculiarities of the markets where they operate.

2. Subsidiaries Companies and Affiliates

Subsidiaries companies and affiliates included in the consolidation are identified and their details given in the table of shareholdings forming an integral part of this Annual Report as Appendix 1. The said appendix provides a breakdown of the subsidiaries companies included in the consolidation as fully consolidated and those consolidated by the equity method, indicating also which affiliates have been consolidated by the equity method.

The equity method procedure has been chosen when subsidiaries companies have activities sufficiently different so as to consider that their inclusion would prove contrary to the information purpose of the consolidated annual accounts, as well as for those subsidiaries companies excluded from the consolidatable group pursuant to article 20 of Act 30/1995. In order to provide further information and clarify the effect that the chosen option has on the financial situation of the consolidated group, Appendix 2 is attached, which contains a summary on the networth position and results of MAPFRE Inversión.

The configuration of companies as subsidiaries or affiliates is determined, respectively, by the parent company holding a majority of voting rights, directly or through subsidiaries, and by the ownership of at least 20% in the share capital in the case of unlisted companies (10% for insurance companies), or 3% in listed companies.

The annual accounts of subsidiaries companies used for consolidation purposes correspond to the 2001 fiscal year, closed on 31 December of the said year.

3. Bases of Presentation of the Consolidated Annual Accounts

a) True and fair image

The true and fair image results from the application of the legal provisions on accounting matters, and the Directors have not considered it necessary to include any supplementary information.

b) Accounting principles

The consolidated annual accounts have been prepared in accordance with the accounting principles and policies for insurance companies, pursuant to the provisions established in the Accountancy Plan for Insurance Companies.

The following companies restated all the elements of their tangible fixed assets and tangible investments, pursuant to Royal Decree-Act 7/1996, of 7 June:

- MAPFRE SEGUROS GENERALES CÍA. DE SEGUROS Y REASEGUROS, S.A.
- MAPFRE GUANARTEME CÍA. DE SEGUROS GENERALES Y REASEGUROS DE CANARIAS, S.A.

The effect of said restatement is described in note 6.3, 6.4 and 6.9 of this Report.

c) Comparison of information

There are no reasons preventing from the comparison of the year's annual accounts with those of the preceding year.

As a consequence of Spain's adhesion to the Monetary Union and the adoption of the single currency, the economic-financial information to be submitted by companies must be denominated in the new currency.

Therefore, for the present fiscal year, the parent Company has resolved to submit the consolidated annual accounts in thousand Euros (EUR), to which purpose it has translated into EUR the items of the consolidated annual accounts for fiscal years 2000 and 2001, applying the exchange rate and the rounding rules established in the legislation.

d) Changes in the Consolidation perimeter

Appendix I identifies the companies which were incorporated into the consolidation perimeter in this fiscal year, showing also information on their networth and results.

The overall effect of these changes on the consolidatable group's networth, financial situation and results in 2001 with respect to the preceding year is described in the relevant notes to this annual report.

Changes in corporate name

In the present year, the following companies have changed their corporate name:

Former Name	New Name
Finisterre, S.A. Compañía de Seguros y Reaseguros	MAPFRE FINISTERRE, S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS
Caja Madrid Autos, Agencia de Seguros, S.A.	MAPFRE INTERNET, S.A.
PROMAPF, S.A.	PROYECTOS Y SERVICIOS MAPFRE, S.A.
PROMOTORA MAPFRE CARIBE CARIMA, S.A.	CREDIMAPFRE, S.A.
MAPFRE CHILE REASEGUROS, S.A.	INVERSIONES IBÉRICAS LTDA.
MAPFRE RE MANAGEMENT, INC	REINSURANCE MANAGEMENT, INC

Changes in the consolidation method or procedures:

In the present fiscal year, the following companies, which did not form part of the consolidation perimeter in 2000, were fully consolidated:

- MAPFRE FINISTERRE, S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS (Spain)
- Oriente, S.A. Compañía de Seguros (Spain)
- ADS MAPFRE CAJA MADRID A.I.E. (Spain)
- Aseguradora Islas Canarias de Seguros, S.A. (Spain)
- Igualservicios Huesca, S.L. (Spain)
- Caja Inversiones, S.A. (Chile)
- INVERSIONES MAPFRE CHILE REASEGUROS, S.A. (Chile)

the following were consolidated by the equity method:

- MAPFRE INTERNET, S.A. (Spain)
- Segesymed, S.L. (Spain)
- Meseval Agencia de Seguros, S.L. (Spain)
- Sepenval, S.L. (Spain)
- Clínica Santa Catalina, S.A. (Spain)
- Inversiones Gestisan, S.L. (Spain)
- Limpieza y Mantenimiento Hospitalario, S.L. (Spain)
- Grupo Alisio Canarias Inversiones, S.A. (Spain)
- Faz, Agencia de Seguros, S.A. (Spain)
- Sefin, S.A. (Spain)

- Cosebal, Agencia de Seguros, S.L. (Spain)
- Liss Assurance, S.L. (Spain)
- Hejean, Agencia de Seguros, S.L. (Spain)
- Agepal, Agencia de Seguros, S.L. (Spain)
- Seproval, Agencia de Seguros, S.L. (Spain)
- Segurlis, Agencia de Seguros, S.L. (Spain)
- Tepeyac Asesores, S.A. (Spain)
- Norassist (Canada)

and the following were consolidated by proportional integration:

- Inmobiliaria Bravo Ureña, S.L. (Spain)

Likewise, the following companies, that were fully consolidated in the previous fiscal year, were consolidated by the equity method in the present year:

- PROYECTOS Y SERVICIOS MAPFRE, S.A. (Spain)
- CREDIMAPFRE, S.A. (Colombia)
- Gulf Assit, EC (Barhrain)
- Inmobiliaria Presidente Figueroa Alcorta (Argentina)
- Automotores Capital Ltda. (Colombia)
- El Salvador Asistencia (El Salvador)

And the company MAPFRE Cia. de Servicios Generales, S.A. (Peru), which was fully consolidated in the preceding year, is now consolidated by the equity method.

In 2001, the following companies ceased to be Group controlled companies or affiliates, due to the reasons indicated below:

Sale to third parties:

- SEGURIDAD MAPFRE, S.A. (Spain)

Sale to MAPFRE Mutualidad or to Companies controlled by the latter:

- BANCO MAPFRE, S.A. (Spain)
- CLUB MAPFRE, S.A. (Spain)

Winding-up:

- ITSEMAP COLOMBIA, SERVICIOS TECNOLÓGICOS MAPFRE, S.A. (Colombia)
- Inversiones Araucaria (Colombia)
- MAPFRE LONDON (United Kingdom)
- Inversiones de Seguros y Reaseguros C.A. (Venezuela)
- Assiservice, S.R.L. (Italy)

Dissolution or takeover or overall assignment of assets and liabilities to another Group company or companies (indicating company taking over or assignee of assets and liabilities):

- Caja de Madrid Vida, S.A. de Seguros y Reaseguros (Spain). MAPFRE VIDA, S.A. de Seguros y Reaseguros sobre la Vida Humana (Spain)

- Igualatorio Médico Quirúrgico de Huesca, S.A. (Spain). MAPFRE CAJA SALUD DE SEGUROS Y REASEGUROS, S.A. (Spain)
- Organización AGG C.A. (Venezuela). Seguros La Seguridad C.A. (Venezuela)
- Amerinsurance (United States). Head-Beckam (United States)
- Inversiones Ibéricas, S.A. (Chile). Inversiones Ibéricas Ltda. (Chile) and INVERSIONES MAPFRE CHILE REASEGUROS, S.A. (Chile)

Adjustments to the opening balance

The columns of adjustments to the opening balance appearing in the various tables of this report include the changes occurred as a result of the inclusion or exclusion of companies in the consolidated statements, changes in the consolidation method or procedure applied, and application of a different exchange rate for the translation of figures corresponding to overseas subsidiaries.

Variations in the technical reserves recorded on the profit and loss account differ from those obtained by difference in the balance sheet balances of the present and previous fiscal year, as a result of changes occurred in the consolidation perimeter and of the application of a different exchange rate for the translation of figures in the case of overseas subsidiaries.

e) Significant transactions between Group companies

Notes 6.17 and 6.18 of this report offer a breakdown of significant transactions between Group companies; information is also shown in the specific notes on balance sheet items that may be affected.

f) Criteria for the imputation of revenues and expenses

Financial income and expenses imputable to the life and non life activities are those deriving from the assets assigned to each activity.

The criteria followed for imputation to the different lines corresponding to the non life activity, of income and expenses the accounting registry of which does not have a specific line, are as follows:

- Other technical: pro rata to accrued premiums
- Investments: as a function of technical reserves in the different business lines
- Administration: as a function of the number of policies and the collection period for each one of them
- Claims: as a function of the handling and management of dossiers
- Acquisition: as a function of new production policies.

Income and expenses imputed to the technical account are those arising directly from insurance operations. Those assigned to the non technical account are extraordinary revenues and expenses and those unrelated to insurance operations, as well as those corresponding to non insurance companies.

4. Distribution of Results

The parent Company's Board of Directors has submitted to the General Shareholders Meeting, for its approval, the following distribution of the said company's sole results:

Distribution Bases	Amounts
Profit and Loss	44,592,300.04
Remainder	125,299,316.95
Total	**169,891,616.99**

Distribution	Amounts
Dividends	34,497,261.84
Donation to Fundación MAPFRE Estudios	500,000.00
Remainder	134,894,355.15
Total	**169,891,616.99**

Figures in EUR

The dividend distribution contemplated in this proposal for the year complies with the requirements and limitations established in the legal regulations and the corporate bylaws.

During fiscal year 2001, the parent Company has distributed interim dividends amounting to a total of EUR 16,340,808.24, which are shown in the liabilities side, under the heading "Profit and loss attributable to the parent Company". The cash liquidity statement formulated by the Board of Directors for distribution is shown herebelow:

Concept	Date of Resolution 04-12-2001
CASH AVAILABLE ON RESOLUTION DATE	172,020
CASH INCREASES FORECAST WITHIN ONE YEAR	47,890
(+) Expected current collections	47,890
CASH DECREASES EXPECTED WITHIN ONE YEAR	(160,470)
(-) Expected current payments	(25,660)
(-) Expected financial transactions	(134,810)
CASH AVAILABLE WITHIN ONE YEAR	59,440

Figures in EUR 000's

5. Valuation Rules

The accounting principles applied to the specific items are indicated herebelow:

a) Consolidation goodwill

The consolidation goodwill corresponds to the positive difference between the book value of the investment and the proportion of the networth of the subsidiary or affiliate at the date of acquisition of the shareholding interest or that of its initial consolidation, provided that said difference is not fully or partially attributable to asset elements.

It is depreciated by the straight-line method over a term of 20 years, since the shares acquired will contribute towards obtaining future profits for the Group, in a period equal or longer than to that indicated.

When events occur that reasonably lead to question the continuance at year end of the initial expectations, the depreciation period previously considered is adjusted or the goodwill amount is fully written down.

b) Negative difference from consolidation

The negative difference from consolidation corresponds to the negative difference between the book value of the investment and the proportion of the networth of the subsidiary or affiliate at the date of acquisition of the holding, provided that said difference is not fully or partially attributable to asset elements.

Generally, these differences correspond to capital gains to be realised when the interest in the subsidiary company's capital is disposed of, fully or partly. In other cases they are based, in relation to the date of acquisition of the relevant holding, on the unfavourable evolution of results or on the reasonable estimate of the involved company's expenses. They will be imputed to the consolidated profit and loss account to the extent that the estimates materialise.

c) Transactions and balances between companies included within the consolidation

All transactions and profit and loss not made externally, and all reciprocal credit and debit items between fully consolidated companies, as well as results not obtained externally by companies consolidated by the equity method, have been eliminated in the consolidation process.

d) Standardisation of items

The accounting principles and policies used in the consolidated annual accounts are those established in the Accountancy Plan for Insurance Companies, all standardisation adjustments required for this purpose have been made.

In relation to the technical reserves of companies not belonging to the European Economic Area, and pursuant to the provisions contained in the above mentioned Plan, standardisation of criteria has not taken place except in the cases detailed below, where the use of local criteria would have distorted the true and fair image that these financial statements must show, and in that case have been adopted to the criteria applicable to insurance companies according to the Spanish regulations.

- Seguros Tepeyac has reverted the allowance for catastrophic reserves and benefits, and MAPFRE Seguros Generales de Colombia has reverted the catastrophic reserve, since said risks are covered with reinsurance contracts by both companies.
- Caja Reaseguradora de Chile has calculated life insurance reserves using the interest rate established in its technical bases, instead of the technical interest published by the Chilean insurance supervisory authorities, on the basis of the existence of matched flows and duration of investments with the obligations arising from contracts.
- MAPFRE Aconcagua and MAPFRE Aconcagua A.R.T. have reverted the overall reserves of deviation in claims allocated to local effects, establishing them on the basis of individual assessments.

e) Translation of annual accounts of overseas companies included in the consolidated financial statements

The closing exchange rate method has been used to translate these accounts. Under this method, the different items on the balance sheets of the overseas companies included in the consolidation are translated at the exchange rate in force on the closing date of the accounts, except for the shareholders' equity, which is translated at the historical exchange rate, and the items on the profit and loss account, which are translated using a weighted average exchange rate.

Positive or negative differences arising from the translation are included under the heading shareholders' equity on the consolidated balance sheet, under the item "Translation differences", after deducting the proportion of said difference corresponding to external shareholders.

The accounts of companies domiciled in countries having a high inflation rate are adjusted by the effects of changes in prices prior to their conversion into EUR. Inflation adjustments are carried out following the rules in force in the country where the said companies are located.

For the specific case of companies domiciled in Argentina, the translation into EUR of the different balance sheet items has been carried out by applying the rate of 1.7 Argentinean pesos to USD, as at the closing date there was not an explicit and consistent exchange rate and this was a market representative exchange rate after the closing date for fiscal year 2001, occurred after the devaluation. Previously, the USD denominated items in the assets and liabilities sides were translated into Pesos, in that country, by applying the rate of 1.4 Argentinean Pesos/USD, recording under the heading of deferred income on positive foreign exchange differences, the difference resulting from applying the mentioned exchange rate. The profit and loss account items were translated using a weighted average exchange rate based on the official monthly closing exchange rates.

f) Start-up expenses

These expenses are fully capitalised when they accrue and depreciated by the straight-line method over a maximum term of five years, pursuant to the applicable legal provisions.

g) Intangible fixed assets

g.1. Portfolio acquisition expenses

They are capitalised when accrued and for the amount paid on acquisition.

These expenses are depreciated depending upon the continuance of the said contracts in the portfolio and their actual results, within a maximum term of ten years. This ten year period is consistent with the expectations of maintaining the said contracts and obtaining profits during a period equal to or longer than the one mentioned.

g.2. Computer applications

They are valued at acquisition and production cost and depreciated as a function of their useful life, with a maximum period of four years.

g.3. Rights on assets held under financial leasing

When there are no reasonable doubts on the exercise of the purchase option, rights on assets under lease are accounted for as intangible assets for the asset cash value, showing on the liabilities side the total debt for lease payments plus the purchase option. The difference between both amounts, represented by the financial costs of the transaction, is recorded as deferred expenses, and imputed to results according to a financial criterion. Rights recorded as intangible assets are depreciated, when applicable, according to the useful life of the asset under the lease agreement. When the purchase option is exercised, the value of the recorded rights and their corresponding accumulated depreciation are cancelled in both accounts, becoming part of the acquired asset.

g.4. Rights of use of administrative concessions

They are valued at cost. Depreciation is carried out by the straight-line method as a function of the number of years envisaged for their enjoyment.

g.5. Other intangible fixed assets

Goodwill included under "Other intangible fixed assets" is valued at cost and depreciated over a maximum period of twenty years.

h) Tangible fixed assets and real estates

h.1. Tangible fixed assets

Tangible fixed assets are valued at acquisition price except in the companies mentioned in note 3.b) of this report, where tangible assets incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7. Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets.

h.2. Real estates

Real estates are valued at their acquisition price or production cost, as well as having regard to the expenses and taxes relating to the purchase, not directly recoverable from the Public Treasury, and the works and improvements incorporated for their use, with the exception of the Spanish companies mentioned in note 3.b) of this report, where Real estates incorporated prior to 31 December 1996 are valued at their restated acquisition price, pursuant to the provisions of Royal Decree-Act 7/1996, of June 7, and of the foreign companies where restatements were made pursuant to the legal provisions in force in the relevant countries.

Depreciation is calculated on a straight-line basis according to the estimate useful life of the different assets and pursuant to the applicable legal provisions. The depreciation coefficient is applied to the total value of each property, deducting the estimate amount of the plot of land.

For Real estates whose estimate market price at year end, verified by appraisals from the Directorate General of Insurance or authorised independent appraisers, shows a non final lasting depreciation, the corresponding valuation adjustment has been made by allocating a reversible provision, provided that their book value may not be recovered from the generation of sufficient income to cover all their costs and expenses, including depreciation.

Real estates affected by rights of use of government concessions will revert to the public entity having granted them upon the expiry of the concession, to which effect a reversion fund is established and allocations are made over the term of the concession, by crediting the account "Provisions for Liabilities" that is included under the heading "Provisions for liabilities and expenses" in the liabilities side of the balance sheet.

i) Prepaid commissions and other capitalised acquisition expenses:

Commissions and acquisition costs are expensed in the fiscal year when they are incurred.

j) Financial investments

j.1. Equity securities

These are valued at their acquisition price or at market price, should the latter be lower. The acquisition price includes expenses inherent in the transaction, as well as preferential subscription rights, and excludes dividends accrued and not yet due at the time of purchase.

For listed securities, the market value is the lower of the average official market price of the last quarter of the year or the official market price on the closing date of the balance sheet.

In the case of securities complying with the homogeneity requirements in relation to representativeness of their price as established by the Plan, positive differences between the market price and the book value are taken into account to the effect of quantifying valuation adjustments. Under no circumstance is the positive amount between positive differences less negative differences recognised.

For unlisted securities and securities without a representative market price, as well as for shareholdings in group companies and affiliates, market value is understood as being their book value adjusted by the amount of tacit capital gains existing at the time of the acquisition and continuing at the close of the fiscal year. When facts arise that reasonably lead to question the subsistence at the close of the fiscal year of the tacit capital gain considered, totally or partially, the relevant provision for depreciation is allocated.

When said tacit capital gains are not attributable to specific asset elements, liable of identification with the investee company's goodwill, allocations for said capital gains are made on a straight-line basis over a maximum period of twenty years from the date of the first investment. However, for stakes in Group companies' capital, if the book value and capital gains existing at the time of calculating the valuation adjustments allows it, this circumstance will be taken into account in order to recover reversible corrections made in previous fiscal years, not exceeding in any case the initial acquisition value.

Valuation adjustments resulting from the application of the valuation criteria mentioned in the preceding paragraphs are carried out against results.

j.2. Fixed income securities

Ordinary investment portfolio

Fixed income securities included in the ordinary investment portfolio are shown at their acquisition price, including the expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

At the close of the fiscal year, the necessary valuation adjustments are made when the market value is lower than the acquisition price, imputing to the year's results the net amount deriving from compensating the negative and positive differences between the said values, with the limit of the amount of negative differences.

In the case of securities listed on a regulated market, market value is understood to be the lower of the last price or the average price of the last month of the fiscal year.

The market value of securities that are not traded on a regulated market is determined by restating their future financial flows, including the redemption values, at rates equivalent to the average of the last month resulting from the market for fixed income securities issued by the Government and standardised according to the issuer's quality.

Portfolio of investments held to maturity

Fixed income securities included in the portfolio of investments held to maturity are shown at their acquisition price, including expenses inherent in the transaction and deducting accrued and not yet due interest, as well as bonuses and commissions obtained upon subscription, unless the said bonuses have the character of prepaid coupons, in which case they are accrued as financial income during the interest grace period. The difference between the acquisition price and the redemption value is accrued by debiting or crediting results, according to a financial criterion, throughout the remaining life of the security.

Positive results arising from the disposal of these securities prior to their maturity are accrued until the maturity date initially established. Negative differences are imputed to results for the year when the sale takes place, offsetting, if applicable, positive amounts pending imputation, with the limit of the negative results.

The relevant valuation adjustments deriving from the risk of collection of the securities have been made, imputing them to the year's results. Likewise, the doubtful debt amount includes accrued and not yet due interest.

j.3. Units held in investment funds

Units in securities investment funds (FIM) are valued at their acquisition price or at their net asset value at the fiscal year's end, should the latter be lower.

In the case of units complying with the standardisation requirements established by the Accountancy Plan, the calculation of valuation adjustments takes into accounts capital gains and capital losses of different funds, but under no circumstance is the positive amount corresponding to positive less negative differences taken into account.

Units in funds investing in money market assets (FIAMM) are valued at their acquisition price, increased by the positive returns arising from their net asset value at the close of the year.

Units in guaranteed investment funds are valued at their acquisition price increased by the return guaranteed and confirmed at the close of the year, or at their net asset value should this be lower.

j.4. Assignments of credit and commercial paper

They are recorded at the amount paid plus accrued interest accumulated at the close of each fiscal year.

j.5. Investments on account of life policy holders assuming the investment risk

Investments on account of policy holders assuming the investment risk are made in both securities investment funds (FIM) and money market investment funds (F.I.A.M.M.) and valued at cost or at subscription or purchase price. The said acquisition cost is adjusted as greater or lower value of the investment, as applicable, depending upon the net asset value at the closing of the fiscal year. Revaluations and depreciations of these assets are booked as a credit or debit to the technical account of the life business.

For securities envisaged for sale in the short term, the market value is the expected sale value, after deducting actual or estimated sale costs.

j.6. Securities in foreign currencies

Translation into the domestic currency of equity securities is made by applying to the acquisition price the exchange rate in force on the transaction date. The valuation thus obtained does not exceed the one resulting from applying the closing exchange rate in force to the market value, carrying out if applicable the relevant valuation adjustment.

Translation into the domestic currency of fixed income securities is made by applying the exchange rate in force on the transaction date. At year end, they are valued at the exchange rate then in force, on the market value of the securities.

In the cases of hedged securities, only the portion of uncovered risk is taken into account.

j.7. Derivatives

Controlled companies use these products basically as a hedging for their transactions, with the purpose of eliminating or reducing interest rate risks or market risks existing in proprietary positions and including both swaps and purchase options.

As regards hedging transactions, the amount of the premium paid is recognised as an asset, and it is adjusted as a function of its evolution, by crediting or debiting, respectively, the account of deferred revenues and expenses. Nevertheless, differences in the trading prices of premiums are imputed to results parallel to the results arising from hedged liabilities. In the case of investment transactions, differences are imputed to results of the year as they arise.

In the case of interest rate swaps, the amounts accrued by the underlying transactions are recognised, booking the amount of the credit to be received in the brokers' account on financial investments and derivatives, crediting financial revenues, and showing the financial expenditure for the amount to be paid with credit to the same account.

k) Trade credits

Credits are valued at their nominal amount, including, at the close of the year, interest accrued as of this date and lessened, if applicable, by the corresponding provisions that might be necessary to cover the debtor's total or partial insolvency situations.

The provision for premiums pending collection is calculated for each line. It is formed by the portion of the tariff premiums accrued in the fiscal year that, according to the entity's experience, are likely not to be collected, taking into account the incidence of reinsurance.

Its allocation is made according to the age of the premium receipts pending collection or individually when the circumstances and the situation of receipts thus require.

Credits for recollection of claims the realisation of which is considered as guaranteed have been capitalised.

l) Non trade credits

Non trade credits are valued at their nominal amount, including at the close of the fiscal year interest accrued as of that date, lessened by the corresponding provisions that might be necessary to cover the debtor's total or partial insolvency situations.

Credits for transactions of sale of tangible assets and investments are valued at the sale price, excluding the interest element incorporated into the nominal of the credit, which is included as a function of its accrual.

m) Technical reserves

m.1. Direct insurance of companies belonging to the European Economic Area

Reserve for unearned premiums

The provision for unearned premiums is calculated on an individual policy basis and reflects the tariff premium accrued in the fiscal year, having deducted the security surcharge imputable to future years. The time imputation of the premium is made pursuant to article 30 of the Regulations of Disposition and Supervision of Private Insurance.

On the other hand, commissions and other acquisition expenses corresponding to the accrued premiums that are imputable to the period between the closing date and the expiry of coverage of the contracts, are booked under the heading accruals of the balance sheet assets, such expenses corresponding to those actually borne in the period, with the limit established in the technical bases.

Reserve for risks in progress

The reserve for risks in progress is calculated on an individual business line basis and supplements the reserve for unearned premiums for the amount that the latter does not reflect the valuation of risks and expenses to be covered corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant to the provisions of article 31 and the First Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance.

For the motor line, the calculation of this reserve has been made considering all the guarantees covered with the products marketed by the different companies.

Reserve for life insurance

In life insurance policies with a coverage period equal to or shorter than one year, the reserve for unearned premiums is calculated on a policy by policy basis and reflects the tariff premium accrued in the year, imputable to future fiscal years.

When this reserve is not sufficient, the reserve for risks in progress is calculated also in order to cover the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the year's closing date. It has not been necessary to establish this reserve.

In life insurance policies with a coverage period exceeding one year, the mathematical reserve has been calculated on a policy by policy basis as a difference between the present actuarial value of the future obligations of the subsidiaries companies operating in this line and those of the policy holder or insured party. The calculation basis is the inventory premium accrued in the year, represented by the pure premium plus the surcharge for administration expenses, according to technical bases. The mortality tables used are those usual in the sector and the technical interest rate ranges, basically, between 3% and 6%, although there are types linked to simultaneous investments, where the technical interest depends upon their expected performance.

Subsidiaries companies operating in the life line are carrying out the adjustment of tables as established in the Second Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance, within the periods established by the regulations in force.

Technical reserves relating to life insurance when the investment risk is assumed by policy holders

The reserves for life insurance where it has been contractually agreed that the investment risk will be fully supported by policy holders, have been calculated on a policy by policy basis and are valued as a function of the assets specifically earmarked to determine the value of the rights.

Reserve for profit sharing and returns

This reserve includes the amount of profits accrued in favour of policy holders, insured parties or beneficiaries and that of the premiums that must be returned to policy holders or insured parties. In the Spanish companies, its calculation is made pursuant to the provisions of article 38 of the Regulations on Disposition and Supervision of Private Insurance.

In turn, this reserve includes the amount of profits earned in favour of policy holders, insured parties or beneficiaries of life policies with profit sharing clause of the MAPFRE VIDA Portuguese Agency business.

Reserve for Claims

It represents the estimate valuation of outstanding claims deriving from occurrences prior to the closing of the fiscal year, deducting interim payments effected. It includes the valuations of claims pending settlement or payment and pending declaration, as well as the internal and external expenses relating to the liquidation of losses and, in addition, it includes maturities and redemptions pending payment in the life insurance business. In the Spanish companies, its calculation is made pursuant to the provisions of the Regulations on Disposition and Supervision of Private Insurance, including, if applicable, additional reserves for the deviation in the valuation of claims subject to long handling periods.

Stabilisation reserve

This is a cumulative reserve, being allocated each fiscal year for the amount of the security surcharge, with the limit established in the technical bases, in the following lines: risks of combined Agricultural Insurance Plans, credit insurance, third party liability in motor insurance, professional, product, construction damages, assembly, business insurance, industrial multi-risk and guarantee insurance.

Allocations and applications are made pursuant to article 45 of the Regulations on Disposition and Supervision of Private Insurance.

Reserve for death insurance

The reserve for death insurance, included under the heading "Other technical reserves", is calculated on a policy by policy basis, as the difference between the present actuarial value of future obligations of the subsidiaries companies operating in this line and those of the policy holder or insured party. The GKM-95 mortality tables are used and the technical interest rate applied ranges basically between 3% and 5.5%.

For the policies portfolio existing as at 31 December 1998 in the companies MAPFRE FINISTERRE and Oriente, and pursuant to the Third Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance, the death reserve is establish assigning it an annual amount equivalent to 7.5% of the accrued premiums imputable to the said portfolio. Said cumulative reserve shall be established until an amount is reached equal to 150% of the premiums accrued during the last fiscal year closed, corresponding to the said portfolio. The reserve shall be applied to offsetting losses exceeding the risk premiums imputable to the year.

Reserve for health insurance

This represents the estimate valuation of the obligations arising from this insurance as at the year's closing date, net of holders' obligations, and calculated pursuant to actuarial principles.

m.2. Direct insurance of companies not belonging to the European Economic Area

Technical reserves are calculated pursuant to the local criteria in force in each country, except in the cases when their application could distort the true and fair image that must be shown by the annual accounts, and in this case have been adopted the Spanish criteria applying to insurance companies (see note 5.d).

Life insurance reserves have been calculated using the mortality tables and technical interest rate usual in the sector in the respective countries.

m.3. Ceded reinsurance

Technical reserves for cessions to reinsurers are shown in the balance sheet assets and are calculated according to the reinsurance agreements entered into and under the same criteria as used for direct insurance.

m.4. Accepted reinsurance

Reserve for unearned premiums

Accepted reinsurance operations are accounted for on the basis of the accounts received from ceding companies.

If, upon closing the accounts, the ceding company's latest accounts or information on pending claims corresponding to the calendar period contracted, of each subscription period, are not available, the balance of other received accounts is considered as reserves for unearned premiums of non closed accounts, in order not to recognise results in the booking of such accounts.

Exceptionally, if these reserves of non closed accounts were negatively affected by the booking of major claim payments, because of their being an actual loss not subject to being offset by movements of non closed accounts, the reserve is adjusted for the relevant amount.

When the latest account and report on pending claims are available, the cancellation is made of reserves of non closed accounts, allocating the corresponding reserves for unearned premiums as a function of the information provided by the ceding company, and accruing them on a policy by policy basis. Failing this, the amount recorded for unearned premiums is the amount of the deposit of premiums withheld on this concept and, lastly, an overall method for the accrual of premiums may be used.

Acquisition expenses, as notified by ceding companies, are accrued under the heading of accruals on the balance sheet assets, with these expenses corresponding to those actually borne in the period.

Reserve for unexpired risk

This is calculated on an individual business line basis and supplements the reserve for unearned premiums for the amount that the latter does not reflect the valuation of risks and expenses to be covered, corresponding to the coverage period not elapsed at the closing date. Its calculation has been effected pursuant to the provisions of article 31 and the First Transitional Provision of the Regulations on Disposition and Supervision of Private Insurance.

Reserve for claims

Reserves for claims are allocated for the amounts notified by the ceding company or, failing this, for withheld deposits, and include complementary reserves for claims existing and not notified, as well as for deviations in existing ones, in accordance with the company's own experience.

Stabilisation reserve for catastrophic risks

In business lines affected by catastrophic risks, the relevant reserves are made for this type of risk, pursuant to the company's own experience.

m.5. Retroceded reinsurance

Retroceded reinsurance operations and their corresponding technical reserves are recorded following the same criteria as for accepted reinsurance and according to the retrocession agreements entered into.

n) Reserves for pensions and similar obligations

In order to meet these commitments, the companies MAPFRE FINISTERRE, Oriente, MAPFRE Re for the Manila and Portugal offices, Veneasistencia and Eurosos, in accordance with actuarial studies carried out, have funded a provision to cover the current value of the future obligations accrued for these concepts at the close of each year. The risks covered are retirement claims and retirement and widowhood pension supplements, and the provisions have been estimated by making a projection of salaries to retirement and calculating the current value of the portion already accrued for services rendered, using the individual capitalisation system.

The remaining Spanish Group companies have instrumented their commitments contracted to present staff and to their pensioners in relation to pension supplement and retirement premium, with a collective insurance policy that covers the retirement indemnity and retirement and widowhood complements.

In addition, pursuant to the application in force in the countries of certain subsidiaries not belonging to the European Economic Area, reserves have been allocated corresponding to the coverage of liabilities to present staff and pensioners.

o) Other reserves for risks and expenses

Reserves have been allocated to cover future liabilities, calculated pursuant to the present evaluation of risk.

p) Reserves for payments under liquidation agreements

A reserve has been recorded for liquidation agreement payments, representing the estimate valuations pending payment to insured parties in the fulfilment of claim liquidation agreements.

q) Debt

Debts are recorded on the balance sheet at their reimbursement value. The difference between the said value and the amount received, if any, is shown separately in the balance sheet, under "Deferred expenses", and is imputed annually to results pursuant to a financial criteria.

r) Corporation tax

The tax charge on profits imputable to the fiscal year has been booked, after considering the effect of the fiscal regulations applicable as a consequence of taxation by several Group companies under the consolidated regime.

s) Transactions and balances in foreign currencies

Transactions in foreign currencies, except reinsurance transactions, are recorded at the exchange rate in force at the date of the relevant transaction.

Reinsurance transactions in foreign currencies are recorded at the exchange rate established at the beginning of each one of the year's quarters. Subsequently, on the closing date of each quarter, all of them are dealt with as a single transaction, translated at the exchange rate in force on that date and taking any difference that may arise to the profit and loss account.

At the end of the fiscal year, the following criteria are applied to existing balances:

- **Fixed assets and real estate**

  They are valued at the exchange rate in force on the date when the said elements were incorporated into the Company's assets.

Depreciation and provisions for depreciation are calculated on the amount resulting from applying the criterion mentioned in the preceding paragraph.

- **Cash**

It is valued at the exchange rate in force at the close of the year, recording the positive or negative difference, as the case may be, in the profit and loss account.

- **Fixed income securities, credits and debits**

They are valued at the exchange rate in force at year end, with negative differences being recorded on the profit and loss account and positive differences being recorded as deferred income to the extent that they cannot be offset against negative differences. This offsetting is made by homogeneous groups according to the year when securities expire and to their currency.

- **Equity securities**

They are valued at the exchange rate in force at the close of the year, effecting, if applicable, the required valuation adjustment, provided that the resulting figure is lower than the acquisition price translated into local currency at the exchange rate in force on the date when the securities become part of the Group's networth.

- **Assets earmarked to covering technical reserves denominated in foreign currencies**

These are valued at the exchange rate in force on the acquisition date. At year end, the exchange rate in force on that date is applied, with the potential loss or potential gain being incorporated as higher or lower value of the assets, in line with the variation experienced by the corresponding technical reserves.

- **Translation criteria for branches located outside Spain**

Branches' balance sheet and profit and loss account items are translated into local currency by applying the monetary-non monetary method.

t) Policy holders' share in the returns on investments earmarked to mathematical reserves

Policies in the life business written by MAPFRE Vida with a profit sharing clause, in force at the close of each year, have a share, pro rata to their mathematical reserves, and as specifically established in each contract, in the net returns obtained by investments earmarked to the coverage of the said reserves. The amount of this sharing is recorded as higher amount of mathematical reserves, except in the Portuguese Agency's business, where they are recorded under "Fund for revaluation of policyholders" up to their incorporation into the mathematical reserves, and are shown on the liabilities account "Provisions for profit sharing and returns".

In 2001, allocations to reserves for the returns obtained from investments amounted to EUR 13,210 thousands.

Policyholders' future right on differences due to legal restatements effected by MAPFRE VIDA is accrued, funding a specific technical reserve according to the useful life of restated properties.

u) Incomes and expenses

Incomes and expenses are valued as established in the Accountancy Plan for Insurance Entities.

The criteria followed for the reclassification of expenses by destiny are based, mainly, on the function fulfilled by each employee, with their direct and indirect cost being apportioned according to the said function.

For expenses not directly or indirectly related to staff, individualised studies have been carried out, and they have been imputed to destiny according to the function relating to the said expenses.

6. Information on certain Balance Sheet and Profit and Loss Account items

6.1. Start-up expenses

The following table details the movement of this heading in 2001:

Concept	Opening balance	Adjusts. to opening balance	Additions	Deprec. in the year	Write-downs	Closing balance
1. Incorporation expenses	511	(30)	—	(60)	(397)	24
2. Start-up expenses	6,341	(799)	1,989	(5,199)	(126)	2,206
3. Capital increase expenses	6,629	(6)	1,791	(1,869)	—	6,545
Total	**13,481**	**(835)**	**3,780**	**(7,128)**	**(523)**	**8,775**

Figures in EUR 000s

6.2. Intangible Fixed Assets

The following table details the movement of these items in 2001:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancellations or reductions	Closing balance
Cost					
1. Portfolio acquisition expenses	9,370	(3,504)	22,911	(2,290)	26,487
2. Computer applications	58,419	749	8,853	(8,594)	59,427
3. Rights over assets under lease	799	1,960	5,878	(1,172)	7,465
4. Advances for intang. fixed assets	—	—	703	(12)	691
5. Other intangible fixed assets	34,005	350	9,634	(1,052)	42,937
Sub-total 2+3+4+5	**93,223**	**3,059**	**25,068**	**(10,830)**	**110,520**
6. Goodwill	290,734	(1,160)	150,805	(25,164)	415,215
of fully consolidated companies	281,298	(1,340)	149,290	(24,545)	404,703
of cos. cons. by equity method	9,436	180	1,515	(619)	10,512
Total cost	**393,327**	**(1,605)**	**198,784**	**(38,284)**	**552,222**
Accumulated depreciation					
1. Computer applications	(32,503)	(1,303)	(8,631)	3,299	(39,138)
2. Rights over assets under lease	(559)	(84)	(2,945)	1,076	(2,512)
3. Other intangible fixed assets	(7,435)	(644)	(7,620)	36	(15,663)
Total accumulated depreciation	**(40,497)**	**(2,031)**	**(19,196)**	**4,411**	**(57,313)**
Net Total	**352,830**	**(3,636)**	**179,588**	**(33,873)**	**494,909**

Figures in EUR 000s

Portfolio acquisition expenses

The increases in the item "Portfolio acquisition expenses" correspond to the difference between the amount paid by the company MAPFRE FINISTERRE and the balance sheet value of the agencies Faz, Sefin, Cosebal, Liss Assurance, Hejean, Agepal, Seproval and Segurlis. The amount of the portfolio acquisition rights has been obtained through actuarial studies carried out by independent experts.

Rights on assets under financial lease

Information on assets owned under financial lease is included in the following table:

Elements	Cost (excl. purchase option)	Duration of contract (years)	Years elapsed	Payments made		Outst. payments	Option value
				FY 01	Previous years		
Data processing equip.	3,450	3	2	775	1,124	1,178	72

Figures in EUR 000s

Other intangible fixed assets

The most significant concepts included in the balance of this account as at 31 December 2001 are as follows:

- Goodwill on the acquisition, and subsequent merger with MAPFRE CAJA SALUD, of Imeco, S.A., Planas Salud, Compañía de Seguros de Asistencia Sanitaria, S.A. and Igualatorio Médico Quirúrgico de Huesca, S.A., amounting to EUR 27,986 thousands in total; as well as on the dissolution of Caja de Madrid Seguros Generales with the overall assignment of assets and liabilities to MAPFRE SEGUROS GENERALES, amounting to EUR 5,139 thousands.
- Rights of use of administrative concessions of the moorings of the Barcelona Olympic Port acquired by MAPFRE Vida in 1991, amounting to EUR 2,164 thousands at cost (net book value 1,307).

Additions in the period to "Other intangible fixed assets" relate mainly to the goodwill of Igualatorio Médico Quirúrgico de Huesca, amounting to EUR 5,797 thousands at cost and EUR 3,996 thousands of accumulated depreciation.

Goodwill

Additions in the item of consolidation goodwill originate mainly from the new acquisitions of stakes in the fully consolidated company MAPFRE FINISTERRE and in Clínica Santa Catalina, which was consolidated by the equity method, from the acquisition of additional shareholding stakes in the fully consolidated companies MAPFRE AMÉRICA (3.28%), Seguros La Seguridad (37.4%), MAPFRE PERÚ (26.8%) and Puerto Rican American Insurance Company (6.6%), and from the consolidation of Aseica for the first time in 2001.

Reductions in this item are due basically to the depreciation of goodwill and to the offsetting of negative consolidation differences as described in note 6.11. In the present fiscal year, the entire outstanding balance at the beginning of the year of MAPFRE Perú's goodwill, amounting to EUR 2,050 thousands, was fully written off, pursuant to the valuation rule described in note 5.a) of this annual report.

The closing balance of the goodwill item is broken down herebelow:

Of fully consolidated companies	Closing balance
Inversiones Hemisférica	228
Pan American Corporation	11,679
Credimapfre, S.A.	48
Seguros Tepeyac	866
Centro Médico de Chequeos	24
Seguros La Seguridad	10,950
MAPFRE Cía. de Seg. Grales. de Chile	2,602
MAPFRE Perú	355
Caja Reaseguradora de Chile	523
MAPFRE Aconcagua Seguros	2,019
Eurosos	72
MAPFRE América	13,042
MAPFRE Caja Madrid Holding	8,727
MAPFRE Seguros Generales	2,771
MAPFRE Vida	233,102
MAPFRE Caja Salud	24
MAPFRE Finisterre	97,725
MAPFRE Reinsurance Corporation	1,869
La Centro Americana	2,602
Inamer	126
Iberoasistencia Argentina	41
Aseica	15,308
Total	**404,703**

Of companies consolidated by the equity method	Closing balance
MAPFRE Inmuebles	247
Head-Beckham Amerinsurance	397
MAPFRE Inversión Socied. de Valores	5,055
Inmobiliaria y Rentas Alcántara 218	120
Peruasistencia	30
Allmap Assit	66
Ireland Assit. Ltd.	30
Viajes MAPFRE	42
MAPFRE Inversión Dos	871
Quavitae, S.A.	2,086
Bioingeniería Aragonesa	114
Clínica Santa Catalina, S.A.	1,298
Inversiones Gestisán, S.L.	156
Total	**10,512**

Figures in EUR 000s

6.3. Tangible Fixed Assets

The following table details the movement of this heading in 2001:

Concept	Opening balance	Adjusts. to opening balance	Additions or approprs.	Disposals, cancel. or reductions	Closing balance
Transport equipment	9,628	42	3,372	(3,017)	10,025
Information processing equipment	65,120	1,135	14,623	(2,332)	78,546
Furniture and fittings	81,930	1,040	15,692	(4,826)	93,836
Other tangible fixed assets	3,684	48	1,046	(379)	4,399
Prepayments and fixed assets in progress	84	(47)	3,065	(6)	3,096
Total cost tangible fixed assets	**160,446**	**2,218**	**37,798**	**(10,560)**	**189,902**
Total accumulated depreciation	**(97,009)**	**(3,144)**	**(19,371)**	**5,187**	**(114,337)**
Total provisions	**(30)**	**(6)**	**—**	**—**	**(36)**
Net Total	**63,407**	**(932)**	**18,427**	**(5,373)**	**75,529**

Figures in EUR 000s

In the companies MAPFRE SEGUROS GENERALES and MAPFRE GUANARTEME, the elements incorporated prior to 31 December 1996 were restated pursuant to Royal Decree-Act 7/1996 of 7 June. The net effect of the said restatement was zero as the value resulting from restatement exceeded each element's market value in all cases.

The amount of tangible fixed asset elements, fully depreciated, is EUR 22,970 thousands.

The annual depreciation rates are as follows:

Group of elements	% depreciation
• Installations	6 - 10
• Transport elements	16
• Furniture	10 - 15
• Data processing equipment	25

The following table shows the value, as at 31 December 2001, of tangible fixed assets located outside the Spanish territory:

Concept	Book value
Transport elements	8,102
Data processing equipment	56,952
Furniture and fittings	51,573
Other tangible fixed assets	1,688
Prepayments and fixed assets in progress	211
Total Cost	**118,526**
Accumulated depreciation	(74,887)
Provision for depreciation	(36)
Net Total	**43,603**

Figures in EUR 000s

6.4. Real Estates

The following table shows the movement of this item during 2001:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancel. or reductions	Closing balance	Market value
Cost						
Land and natural resources	48,490	(18,589)	11,167	(3,552)	37,516	41,464
Buildings and other structures	527,376	13,294	50,473	(14,286)	576,857	715,595
Sub-total	**575,866**	**(5,295)**	**61,640**	**(17,838)**	**614,373**	**757,059**
Other Real Estates	29,131	3,095	—	(174)	32,052	31,860
Prepayments and real estates	2,392	1,023	3,173	(2,092)	4,496	—
Total cost	**607,389**	**(1,177)**	**64,813**	**(20,104)**	**650,921**	**788,919**
Accumulated depreciation						
Buildings and other structures	(70,144)	1,189	(12,657)	1,100	(80,512)	—
Other real estates	(12)	12	—	—	—	—
Total accumul. depreciation	**(70,156)**	**1,201**	**(12,657)**	**1,100**	**(80,512)**	**—**
Total Provisions	**(2,440)**	**(126)**	**(1,755)**	**589**	**(3,732)**	**—**
Net Total	**534,793**	**(102)**	**50,401**	**(18,415)**	**566,677**	**788,919**

Figures in EUR 000s

The value of land included in the closing balance of the item "Buildings and other structures" amounts to EUR 171,480 thousands.

The market value of real estates earmarked to the coverage of technical reserves corresponds to the appraisal value as determined by the Directorate General of Insurance and Pension Funds or by an authorised appraisal firm, pursuant to valuation rules to the effects of coverage of technical reserves. In the case of buildings devoted to own usage, the said value corresponds to the net replacement cost. The market value of real estates not earmarked to the coverage of technical reserves has been considered to be the appraisal value, if this was available or, failing it, the net book value.

In the case of foreign companies, appraisals were made by independent appraisal firms, pursuant to the rules in force in each country.

In the companies MAPFRE SEGUROS GENERALES and MAPFRE GUANARTEME, real estates incorporated prior to 31 December 1996 have been restated pursuant to the provisions of Royal Decree - Act 7/1996, of 7 June. The net accumulated amount was EUR 11,019 thousands, with the effect on the acquisition cost and on accumulated depreciation being EUR 11,702 thousands and EUR 683 thousands, respectively. The net accumulated amount at year end was EUR 10,076 thousands.

The effect of the said restatement on the allowance for depreciation in the present fiscal year and the next amounts to EUR 189 thousands.

The annual depreciation rate applied to new buildings is 2% and, for second-hand buildings acquired, it ranges between 2.64% and 4%, after deducting the estimate value of land. The amount corresponding to the restatement effected in accordance with Royal Decree-Act 7/1996 is depreciated by the straight-line method throughout the remaining useful life of restated assets.

The provision of EUR 3,732 thousands corresponds to the reversible depreciation of certain premises and plots of land arising as a consequence of the restatement of the valuation carried out by the technical services of the Directorate General of Insurance and Pension Funds or by independent appraisers.

As at 31 December 2001 there were assets subject to reversion amounting to EUR 5,385 thousands. As at said date, the Reversion Fund established for said assets amounted to EUR 1,911 thousands.

The following table shows the value of tangible investments located outside the Spanish territory as at 31 December 2001:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	34,499	—	—
Buildings and other structures	202,889	(29,210)	(3,425)
Other real estates	32,052	—	(192)
Prepayments and real estates in progress	3,931	—	—

Figures in EUR 000s

These amounts include the restatements made pursuant to the local regulations in each country, as specified in note 5 to this annual report. The book value of buildings includes the value of land, amounting to EUR 46,355 thousands.

The following table shows the value, at 31 December 2001, of real estates used for own purposes:

Concept	Book value	Accumulated depreciation	Provision for depreciation
Land and natural resources	7,795	—	—
Buildings and other structures	93,055	(17,976)	(97)

Figures in EUR 000s

The book value of these buildings, amounting to EUR 35,887 thousands, includes the value of land.

In the consolidation process, the amount of EUR 3,402 thousands has been eliminated against reserves, corresponding to the effect of purchase and sale deals of real estates among Group companies, carried out in previous years.

6.5. Financial Investments

The following table details the movement of investments in marketable securities and other similar financial investments during 2001:

Concept	Opening balance	Adjusts. to opening balance	Additions or appropriat.	Disposals, cancel. or reductions	Closing balance	Market value
Financial investments in Group companies and affiliates	**20,548**	**(18,167)**	**9,622**	**(1,004)**	**10,999**	**11,798**
Shares in Group companies	22,778	(22,754)	30	—	54	42
Shares in affiliates	42	(18)	487	—	511	751
Pending payments (to be deducted)	(6)	—	—	—	(6)	—
Other financial investments in Group companies	2,134	(6)	9,117	(781)	10,464	11,005
Other financial invests. in affiliates	216	12	—	(228)	—	—
Provisions (to be deducted)	(4,616)	4,599	(12)	5	(24)	—
Financial investments consolidated by equity method	**225,158**	**(5,368)**	**65,967**	**(40,851)**	**244,906**	**244,906**
Shares in companies recorded by the equity method	224,995	(5,362)	66,724	(41,265)	245,092	244,245
Group companies	164,155	1,591	52,252	(34,510)	183,488	183,488
Affiliates and investee companies	60,840	(6,953)	14,472	(6,755)	61,604	60,757
Pending payments (to be deducted)	(811)	—	(751)	715	(847)	—
Credits against companies cons. by the equity method	1,202	6	—	(541)	667	661
Group companies	1,184	—	—	(517)	667	661
Affiliates and investee companies	18	6	—	(24)	—	—
Provisions (to be deducted)	(228)	(12)	(6)	240	(6)	—
Other financial investments	**7,146,238**	**52,439**	**33,710,979**	**(31,550,792)**	**9,358,864**	**9,841,032**
Financial investments in capital	161,234	3,076	85,266	(76,352)	173,224	200,606
Pending payments (to be deducted)	(24)	6	(18)	36	—	—
Fixed-income securities	5,585,169	88,771	17,440,830	(15,505,097)	7,609,673	7,948,229
Index-linked securities	12,032	—	4,147	(4,009)	12,170	12,170
Mortgage loans	13,379	(1,173)	319	(2,470)	10,055	10,055
Other loans and advances on policies	279,176	1,064	255,328	(273,148)	262,420	262,420
Units in investment funds	539,438	(7,488)	354,759	(282,019)	604,690	696,837
Deposits with credit institutions	403,375	(26,089)	6,484,842	(6,468,483)	393,645	393,645
Other financial investments	185,382	(5,319)	9,101,331	(8,964,324)	317,070	317,070
Provisions (to be deducted)	(32,923)	(409)	(15,825)	25,074	(24,083)	—

Figures in EUR 000s

The item "Other financial investments in Group companies" includes an amount of EUR 8,510 thousands corresponding to a credit facility extended by Seguros Tepeyac to MAPFRE AMÉRICA VIDA for the purchase of a shareholding stake in Afore Tepeyac.

The following table shows the detail of maturities of fixed income securities and other financial investments held by fully consolidated companies as at 31 December 2001.

Concept	Maturity						
	2002	2003	2004	2005	2006	Remainder	Closing balance
Other companies' fixed income securities	824,336	318,494	582,363	304,431	331,308	5,248,741	7,609,673
Other financial investments in Group comp.	9,466	—	—	—	—	998	10,464
Credits against Group companies recorded by the equity method	360	307	—	—	—	—	667
Index-linked securities	4,176	—	1,202	998	4,081	1,713	12,170
Mortgage loans	402	721	517	475	325	7,615	10,055
Other loans and advances on policies	37,341	27,106	26,901	25,892	26,931	118,249	262,420
Deposits with credit institutions	231,703	28,879	71,472	12,537	198	48,856	393,645
Other financial invests. in other companies	107,358	1,094	727	6,377	908	200,606	317,070

Figures in EUR 000s

The breakdown of the most significant amounts and maturities of the fixed-income securities included under "Remainder" is as follows:

Years	Amount
2007	323,174
2008	330,307
2009	303,067
2010	228,355
2011	369,587
2013	139,306
2029	425,218
Others	3,129,727
Total	**5,248,741**

Figures in EUR 000s

The fixed-income portfolio of companies domiciled in the European Economic Area is shown herebelow, differentiating the ordinary portfolio from that held to maturity:

Item	Acquisition cost	Market value	Capital loss
Ordinary investment portfolio	2,688,832	2,962,462	—
Investment portfolio held to maturity	4,085,254	4,148,307	—

Figures in EUR 000s

The investment portfolio held to maturity includes fixed-income securities owned until their maturity date. The ordinary investment portfolio includes the remaining fixed-income securities not included under the investment portfolio held to maturity.

The breakdown of other financial investments, by concepts, is as follows:

Other financial investments	Group companies	Affiliates	Other companies
Promissory notes	—	—	12,104
Loans	9,310	—	—
Deposits and indemnities provided as collateral	1,154	—	53,676
Credits on disposal of fixed assets and investments	—	—	30,400
Other non significant (total amount lower than 2% of assets)	—	—	220,890
Total	**10,464**	**—**	**317,070**

Figures in EUR 000s

As at 31 December 2001, the balance of "Other financial investments in other companies" includes premiums for options acquired outside regulated markets, for EUR 1,202 thousands. Virtually all these are options for hedging purposes (EUR 1,149 thousands), with which MAPFRE VIDA covers the obligation to beneficiaries under one insurance policy, in relation to the payment of a benefit linked to the average revaluation of a stock market index. The main characteristics of these derivatives are specified herebelow:

Instrument	Underlying Assets/Liability	Year Maturity	Initial Premium	Market Value
Call option (hedging)	30% of the average revaluation of the Eurostoxx 50 index	2002	1,502	1,149
Call option (investment)	30% of the average revaluation of the Eurostoxx 50 index	2002	60	53

Figures in EUR 000s

On the other hand, consolidated companies hold swap agreements through which they guarantee the payment of benefits deriving from insurance contracts. The following table details both the policies and the liabilities covered, as well as the underlying value subject to the contract at the close of the fiscal year:

Policies subject to contract	Guaranteed obligations	Value of underlying
SEPI	Payment of annuities	995,422
Retired staff CAJA MADRID Group	Payment of annuities	192,874
Early ret. staff CAJA MADRID Group	Payment of annuities	150,997
ENDESA	Payment of annuities	144,968
ENHER	Payment of annuities	107,524
FECSA	Payment of annuities	105,827
SEVILLANA	Payment of annuities	56,222
ENDESA	Payment of annuities	55,165
CASA	Payment of annuities	44,967
RTVE	Payment of annuities	38,495
CEPSA	Payment of annuities	36,162
ALTADIS	Payment of annuities	33,685
VIESGO	Payment of annuities	25,042
NISSAN	Payment of annuities	16,710
AZUCARERA	Payment of annuities	8,394
SIEMENS	Payment of annuities	7,290
UNELCO	Payment of annuities	4,095
NURREL	Payment of annuities	4,024
SMURFIT	Payment of annuities	2,718
CASER	Payment of annuities	2,377
Non joined CAJA MADRID	Payment of annuities	2,262
CADENA SER	Payment of annuities	1,256
COMERCIAL FORJA	Payment of annuities	1,160
Other collective ins. policies	Payment of annuities	5,991
Individual single premium policies	Payment of capitals	50,761
Individual regular premium policies	Payment of capitals	34,292

Figures in EUR 000s

The following tables shows a breakdown of the average rate of return of fixed-income securities and other financial investments representing the portfolio as at 31 December 2001:

Concept	%
Fixed income securities	6.06
Other financial investments	5.85
Index-linked securities	0.30
Deposits with credit institutions	4.12
Other loans	6.01
Mortgage loans	9.44

A breakdown of marketable securities and similar financial investments, according to the currency in which they are denominated, is given herebelow:

Type of currency	Financial investments in Group companies and affiliates	Financial investments recorded by the equity method	Other financial investments
EUR	1,869	199,386	7,740,266
US Dollar	9,106	2,916	977,774
New Mexican Peso	—	11,563	231,107
Brazilian Real	—	15,975	141,232
Chilean Peso	24	11,473	91,997
Venezuelan Bolivar	—	18	65,715
Colombian Peso	—	607	40,214
Japanese Yen	—	—	17,015
Pound Sterling	—	—	14,882
Danish Krona	—	—	13,775
Philippine Peso	—	—	10,163
Other currencies	—	2,968	14,724
Total	**10,999**	**244,906**	**9,358,864**

Figures in EUR 000s

No hedging has been made for the exchange differences among Group companies, except for a swap taken by MAPFRE Re, amounting to USD 107.3 million, maturing on 31 December 2005, intended to cover the exchange rate risk in the investment in MAPFRE Re Holdings Inc.

The amount of interest accrued and not yet due is EUR 153,174 thousands, and is recorded under the heading "Accruals" of the balance sheet assets.

As at 31 December 2001, MAPFRE VIDA holds mortgage guarantees on extended loans, linked in most cases to life insurance policies, amounting to EUR 2,254 thousands.

Complying with article 86 of the compiled Corporations Act, the relevant notices have been given, as applicable, to subsidiary companies.

In the consolidation process, EUR 2,975 thousands have been eliminated against reserves, corresponding to purchase and sale deals of financial investments among Group companies carried out in previous years.

6.6. Investments on Account of Policyholders Assuming the Investment Risk

The securities portfolio as at 31 December 2001 includes EUR 739,359 thousands corresponding to units in Securities Investment Funds (F.I.M.), which relate to investments on account of policyholders that assume the investment risk.

The movement of this item during 2001 is as follows:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Investments on account of policyholders assuming the investment risk	509,658	568,197	(338,496)	739,359	739,359
Total	**509,658**	**568,197**	**(338,496)**	**739,359**	**739,359**

Figures in EUR 000s

6.7. Investments Earmarked to Transactions in Preparation of Insurance Contracts

The securities portfolio as at 31 December 2001 detailed in note 6.5 includes EUR 43,934 thousands corresponding to fixed-income securities and investment fund units acquired by MAPFRE Vida as part of the investments of the pension funds it administers.

The following table shows the movements of these items during 2001:

Items	Opening balance	Additions	Cancellations	Closing balance	Market value
Fixed-income securities	35,033	835	(2,951)	32,917	34,709
Units in investment funds					
Financial investments in capital	11,041	—	(24)	11,017	20,963
Total	**46,074**	**835**	**(2,975)**	**43,934**	**55,672**

Figures in EUR 000s

Fixed-income securities will mature in years 2002 (EUR 1,850 thousands), 2003 (EUR 15,206 thousands), 2004 (EUR 3,594 thousands), 2005 (EUR 391 thousands), 2006 (EUR 1,557 thousands), 2008 (EUR 902 thousands), 2009 (EUR 535 thousands), 2010 (EUR 2,332 thousands) and 2012 (EUR 6,550 thousands).

The principle followed in order to determine the market value of these investments is the same as that applied to the fixed-income investments and investment fund units held by the Group companies in their ordinary investment portfolio.

The average rate of return of the fixed-income portion of this type of investments in 2001 was 6.23%.

6.8. Other Assets

The breakdown of the item "Cash on credit institutions, cheques and on hand" is as follows:

Concept	Closing balance
Banks and credit institutions	423,654
Cheques for collection	14,304
Cash on hand	18,427
Total	**456,385**

Figures in EUR 000s

6.9. Shareholders' Equity

The following table shows the movement of accounts representing shareholders' equity during 2001:

Concept	Opening balance	Adjusts. to opening balance	Increases	Decreases	Closing balance
Subscribed capital	90,935	—	—	(153)	90,782
Share premiums	18,439	—	—	—	18,439
Reserves					
– Legal reserve	18,187	—	—	—	18,187
– Voluntary reserves	389,667	—	—	—	389,667
– Special reserves	—	—	153	—	153
– Other reserves	35,281	—	—	(19,982)	15,299
– Reserves in consolidated companies:					
• Rves. in fully or proportionally consolidated companies	397,870	(361)	55,923	(9,688)	443,744
• Reserves in companies cons. by the equity method	(5,992)	427	7,374	(998)	811
– Translation differences:					
• Of fully or proportionally consolidated companies	14,219	2	—	(34,631)	(20,410)
• Of companies consolidated by the equity method	(25)	1	144	—	120
Results from previous years pending application					
– Brought forward	86,691	—	38,608	—	125,299
Profit and loss attributable to the controlling company					
– Consolidated profit and loss	140,973	—	168,031	(140,973)	168,031
– Profit and loss attributable to external shareholders	(49,073)	—	49,073	(71,862)	(71,862)
Interim dividend paid out during year (to be deducted)	(16,368)	—	16,368	(16,341)	(16,341)
Total	**1,120,804**	**69**	**335,674**	**(294,628)**	**1,161,919**

Figures in EUR 000s

Increases and decreases in shareholders' equity originate from the distribution of results from the previous financial year, from the results obtained by consolidated companies in the present fiscal year, and from the adjustments and eliminations corresponding to the consolidation, having taken into account the share attributable to external shareholders.

Share capital

The parent Company's share capital as at 31 December 2001 is represented by 181,564,536 registered shares, with a nominal value of EUR 0.5 each, fully subscribed and paid-up. All shares entitle to the same political and economic rights.

On 17 July 2001, the parent Company's share capital was re-denominated into EUR, applying the official conversion rate ESP-EUR, and rounding then to the closest EUR cent, thus being fixed at EUR 90,935,403.22.

Pursuant to the provisions of article 28 of Act 46/1988 on the introduction of the EUR, the share capital was decreased by EUR 153,135.22, by reducing the nominal value of the shares, which was fixed at EUR 1.5 per share. The said amount was allocated to the non available reserve established in the mentioned article, therefore the adjustment to the nominal value of the share does not entail any modification in the shareholders' rights and ownership percentages.

On that same date, the nominal value of the parent Company's shares was changed to EUR 0.5 per share, in such a way that the share capital became then represented by 181,564,536 shares with a nominal value of EUR 0.5 each.

MAPFRE MUTUALIDAD has a 55.504% shareholding in the share capital as at 31 December 2001.

All the shares representing the parent Company, as well as those of the subsidiary company MAPFRE Vida, are listed and traded on the Madrid and Barcelona Stock Exchanges, in Spain. However, the latter company's Extraordinary General Meeting held on 23 October 2001 agreed on the de-listing of all its shares on the Stock Exchanges.

Share premium

This is a freely distributable reserve and corresponds to allocations made as a result of the following capital increases:

Date	Amount
June 1985 (200%)	956
October 1985 (300%)	4,015
January 1986 (600%)	11,040
June 1986 (600%)	2,428
Total	**18,439**

Figures in EUR 000s

Restrictions on the availability of reserves

- The legal reserve is not distributable among shareholders, save in the event of the Company's liquidation, and it may be used only to offset losses. As at 31 December 2001, it is higher than 20% of the share capital.

- The balance of "Special reserves" corresponds to the account "Differences on adjustment of the capital to EUR". This balance originates from the capital decrease carried out as a consequence of the re-denomination of the share capital into EUR pursuant to the provisions of article 28 of Act 46/1998. This is a non available reserve.

- The shareholders' equity of the subsidiaries companies MAPFRE SEGUROS GENERALES and MAPFRE GUANARTEME includes the balance of the restatement Reserve under Royal Decree-Act 7/1996, for amounts of EUR 7,849 thousands and 2,843 thousands, respectively.

  The period for the Fiscal Inspection Authorities to carry out the verification of the said balance is three years to be counted from 31 December 1996. Once the balance of the restatement account is checked and accepted, or once the mentioned three year period elapses, the said balance may be used to offset losses or for capital increases. After ten years, the balance may be allocated to freely distributable reserves.

  On the date of approval of the annual accounts, the three year period established in Royal Decree-Act 7/1996 for the verification of the balance by the Fiscal Inspection Authorities has elapsed, therefore, as established in that rule, the said balance may be used for said companies capital increase.

- The remaining reserves are freely distributable reserves.

Other information

- The following table shows the detail of external partners to the Group or linked to it and holding 10% or more in the capital of a Group company:

Company Name	External Shareholder	% Equity
MAPFRE Caja Madrid Holding	Corporación Financiera Caja de Madrid, S.A.	49.000
MAPFRE Guanarteme	Fundación MAPFRE Guanarteme	30.000
ADS MAPFRE Caja Madrid A.I.E.	Caja de Madrid Pensiones	15.000
MAPFRE América Caución y Crédito, S.A.	Credito Guarantee	25.000
MAPFRE América	Corporación Financiera Caja de Madrid, S.A.	10.000
Estacionamiento el Chorro	Boulton	10.000
Compañía de Seguros de Créditos comerciales	Suramericana	35.000

6.10. Minority Interests

The following table details the movement of the stakes held by external shareholders in 2001, as well as the composition of the closing balance, by concept:

	Movement					Closing balance				
Company	Opening balance	Adjusts. to opening balance	Increases	Decreases	Closing balance	Capital	Rves.	Results	Interim dividend	Total
MAPFRE Vida	2,656	—	613	(667)	2,602	403	1,868	571	(240)	2,602
MAPFRE Seg. Generales	799	—	—	(799)	—	—	(48)	48	—	—
MAPFRE Guanarteme	12,116	—	5,692	(1,334)	16,474	2,705	9,069	5,680	(980)	16,474
ADS MAPFRE Caja Madrid AIE	—	18	—	—	18	90	—	(72)	—	18
Puerto Rican Am. Ins.Co.	6,581	—	—	(6,581)	—	—	—	—	—	—
PROMAPFRE	—	78	96	—	174	48	48	78	—	174
Caja Reaseg.de Chile	120	108	24	—	252	144	66	42	—	252
Cía. Nacional de Rentas	24	—	—	—	24	72	(54)	6	—	24
Inamer	2,176	—	—	(90)	2,086	1,797	331	(42)	—	2,086
Seguros Tepeyac	44,956	—	9,628	—	54,584	5,085	45,316	4,183	—	54,584
MAPFRE Corp. of Florida	144	—	—	(144)	—	—	—	—	—	—
MAPFRE Paraguay	643	—	—	(78)	565	685	(150)	30	—	565
MAPFRE Asian	4,465	—	—	(5)	4,460	4,051	517	(108)	—	4,460
MAPFRE Perú	5,127	—	—	(2,188)	2,939	3,059	884	(1,004)	—	2,939
Inversiones de Seg. y Reas.	17,021	(17,021)	—	—	—	—	—	—	—	—
La Centro Americana	4,201	—	108	—	4,309	2,644	1,383	282	—	4,309
Caribe Asistencia	505	—	270	(162)	613	258	223	132	—	613
MAPFRE RE	47,294	(1)	—	(2,536)	44,757	18,872	26,023	(138)	—	44,757
MAPFRE América	87,982	—	—	(4,081)	83,901	54,788	25,892	3,221	—	83,901
MAPFRE AM. Caución y Créd.	6,437	—	769	(1,304)	5,902	5,794	(337)	445	—	5,902
MAPFRE Caja Salud	12	—	—	(12)	—	—	—	—	—	—
La Seguridad	1,046	17,021	—	(17,334)	733	240	(3,420)	3,913	—	733
Relecmap	36	6	—	—	42	24	18	—	—	42
MAPFRE Caja Madrid Holding	362,651	—	64,164	(2,446)	424,369	119,926	273,624	54,295	(23,476)	424,369
Gulfassist	—	373	—	—	373	234	13	300	(174)	373
Total	**606,992**	**582**	**81,364**	**(39,761)**	**649,177**	**220,919**	**381,266**	**71,862**	**(24,870)**	**649,177**

Figures in EUR 000s

Adjustments to the opening balance are basically due to changes in the consolidation perimeter.

Increases and decreases correspond mainly to these companies' external shareholders' sharing in the results of the year and the previous year, which have not become part of these companies' reserves, as well as to their sharing in the change on the translation difference after effecting consolidation adjustments. Increases in MAPFRE CAJA MADRID HOLDING are also due to external shareholders' stake in the capital increase made in this company during the year; and the decreases in MAPFRE PERÚ, Seguros La Seguridad and Puerto Rican American Insurance Company relate to the increased ownership by MAPFRE AMÉRICA in these companies during the year.

6.11. Negative Consolidation Difference

The following table shows the movement of this item during 2001:

Concept	Opening balance	Adjusts. to opening balance	Increases	Decreases	Closing balance
Fully consolidated companies	3,696	198	—	(1,563)	2,331
Companies consol. by equity method	306	12	601	(209)	710
Total	**4,002**	**210**	**601**	**(1,772)**	**3,041**

Figures in EUR 000s

Decreases are basically due to the offsetting with MAPFRE Vida's goodwill as a consequence of the winding up of CAJA MADRID VIDA, with an overall assignment of assets and liabilities to MAPFRE Vida, for an amount of EUR 1,514 thousands.

Increases originate from the acquisitions by MAPFRE SEGUROS GENERALES of the shares in the insurance agencies Segesymed, Meseval and Sepenval.

The closing balance of this item is broken down herebelow:

Company	Closing balance
Fully consolidated:	
– MAPFRE Guanarteme	709
– MAPFRE Asistencia	1,250
– Terrenos y Locales	30
– Sur Asistencia	36
– Andiasistencia	114
– Credimapfre, S.A.	192
Consolidated by the equity method:	
– Segesymed	174
– Ase Rent	7
– Vehidata	55
– MAPFRE Inversión Dos, S.G.	36
– Meseval Agencia de Seguros, S.L.	270
– Sepenval, S.L.	156
– Automotores Capital, Ltda	12
Total	**3,041**

Figures in EUR 000s

6.12. Technical Reserves

The following table shows the movement of this heading in 2001:

DIRECT INSURANCE AND ACCEPTED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Appro-piations	Applications	Closing balance
Reserve for non-consumed premiums and for risks in progress.	992,590	(281)	1,150,067	(992,310)	1,150,066
* Direct insurance	834,938	890	993,413	(835,829)	993,412
* Accepted reinsurance	157,652	(1,171)	156,654	(156,481)	156,654
Reserve for life insurance	5,695,912	47,530	7,163,049	(5,743,443)	7,163,048
– Reserve for non-consumed premiums and for risks in progress	23,427	91	35,935	(23,519)	35,934
* Direct insurance	14,412	(330)	20,134	(14,083)	20,133
* Accepted reinsurance	9,015	421	15,801	(9,436)	15,801
– Mathematical reserves	5,672,485	47,439	7,127,114	(5,719,924)	7,127,114
* Direct insurance	5,566,076	51,357	7,072,692	(5,617,433)	7,072,692
* Accepted reinsurance	106,409	(3,918)	54,422	(102,491)	54,422
Reserve for claims	1,256,560	781	1,482,498	(1,257,340)	1,482,499
* Direct insurance	920,757	1,520	1,076,695	(922,276)	1,076,696
* Accepted reinsurance	335,803	(739)	405,803	(335,064)	405,803
Reserve for profit sharing and returns	8,114	835	8,114	(7,152)	9,911
Stabilisation reserves	24,269	—	23,265	(20,260)	27,274
Other technical reserves	54,890	(156)	110,418	(54,734)	110,418
* Direct insurance	54,704	30	110,208	(54,734)	110,208
* Accepted reinsurance	186	(186)	210	—	210
Total	**8,032,335**	**48,709**	**9,937,411**	**(8,075,239)**	**9,943,216**

Figures in EUR 000s

CEDED REINSURANCE

Item	Opening balance	Adjusts. to opening balance	Appro-piations	Applications	Closing balance
Reserve for non-consumed premiums and for risks in progress.	119,649	2,945	162,826	(122,594)	162,826
Reserve for life insurance	18,553	(4,381)	20,116	(14,172)	20,116
– Reserve for non-consumed premiums and for risks in progress	—	1,184	4,886	(1,184)	4,886
– Mathematical reserves	18,553	(5,565)	15,230	(12,988)	15,230
Reserve for claims	270,714	44,222	294,724	(314,936)	294,724
Other technical reserves	48	(48)	—	—	—
Total	**408,964**	**42,738**	**477,666**	**(451,702)**	**477,666**

Figures in EUR 000s

Reserve for risks in progress

The allocation of the reserve for risks in progress has been effected by the consolidatable Group's insurance companies according to the principles stated in note 5.m) of this annual report.

Reserve for life insurance

The allocation of an additional reserve for life insurance due to inadequacy of returns was not required.

Reserve for claims

No detail is provided on the development of the reserve for claims in accepted reinsurance, in particular at MAPFRE Re, as the ceding companies' reinsurance accounts do not provide information on the adequacy or non adequacy of technical reserves as a consequence of the application, on ceding companies' part, of accounting methods different from the method of year of imputation (year of occurrence or accounting year), and therefore it is not possible to supply information on the evolution of the reserve for claims. Nevertheless, the fact should be mentioned that losses deriving from the events at the World Trade Center, amounting to a net figure of EUR 16,100 thousands, had an impact on claims in the year; in addition, costs and incomes related to the restoration of reinsurance cover should be added.

The following table highlights the adequacy of the reserve for claims established at the beginning of the year, of the sub groups of companies domiciled in the European Economic Area.

Company	Reserve at beginning of year	Payments and Technical Provisions Claims 2001	Adequacy
MAPFRE Caja Madrid Holding	525,603	493,185	32,418
MAPFRE Asistencia	2,525	1,797	728
Total	**528,128**	**494,982**	**33,146**

Figures in EUR 000s

Other technical reserves

The heading "Other technical reserves" includes the reserve for death insurance. The principles followed in the allocation of this reserve are stated in note 5.m) of this annual report.

6.13. Reserves for Pensions and Similar Liabilities

The following table details the movement of this heading in 2001:

Reserves for pensions	Pensions to active staff	Pensions to retired staff
Year's opening balance	**8,011**	**3,468**
Adjustments to opening balance	**533**	**1**
Increases		
• Allocations to own or internal pension funds	974	553
• Yield acknowledged to pension fund	463	
Decreases		
• Payment effected against the pension fund	(793)	(337)
• Excess reserve	(113)	—
• Externalisation of MAPFRE Vida's pension commitments	(7,374)	(3,318)
Year's closing balance	**1,701**	**367**

Figures in EUR 000s

6.14. Other Reserves for Risks and Expenses

The following table details the movement of this heading in 2001:

Concept	Opening balance	Adjusts. to opening balance	Appro-priations	Applications	Closing balance
Provision for taxes	38,687	(7,801)	33,945	(20,663)	44,168
Provision for payment of liquidation agreements	2,152	(1)	595	(294)	2,452
Other provisions	18,319	15,630	45,563	(23,152)	56,360
Total	**59,158**	**7,828**	**80,103**	**(44,109)**	**102,980**

Figures in EUR 000s

These include provisions relating to fiscal debts, obligations arising from the liquidation agreement funded pursuant to the legislation in force and corresponding to the coverage of liabilities to staff, and other provisions, including the Reversion . Fund of several concessions, as commented in note 5.h.).

"Other provisions" as at 31 December 2001 includes a provision amounting to EUR 11,335 thousands to cover certain risks arising from the present financial situation in Argentina, as well as another provision, amounting to EUR 7,590 thousands, of which EUR 6,533 thousands correspond to fiscal debt and 1,057 thousands to default interest, in order to cover the liabilities that might derive from the resolution of the appeal filed against the Inspection assessments, signed in disagreement, on withholdings on account of returns on capital of years 1992 to 1995, both included, raised by the Fiscal Authorities on 17 June 1998 against Caja de Madrid Vida.

6.15. Debentures

As at 31 December 2001, the balance of this account includes the nominal amount of debentures issued by the parent Company, their most significant terms and conditions being as follows:

- Nature of the issue: simple debentures represented by book entries.
- Total amount: EUR 275 million
- No. of securities: 2,750
- Nominal per security: EUR 100,000.—
- Issuance date: 12 July 2001
- Term: 10 years.
- Maturity: 12 July 2011
- Repayment: In a lump sum at maturity, at par, free of expenses for holders.
- Listing: Fixed income market AIAF
- Coupon: 6.02% per annum, payable on the anniversaries of the issuance date until the final maturity date inclusive.
- Rating of issue: A+ (Standard & Poor's).

The amount received by the controlling Company upon the issuance was lessened by 0.375% on its nominal figure, in the concept of managers' and underwriters' fees. This fee, together with other issuance expenses, is imputed annually to results following a financial criterion. As at 31 December 2001, the amount pending to be expensed under these concepts is EUR 1,040,378 and is shown under the heading of deferred expenses.

As at 31 December 2001, interest accrued by outstanding debentures amounted to EUR 7,801,260, shown under the heading "Accruals" on the liabilities side.

On 28 February 2002, an interest rate swap was agreed on the total amount of the issue, whereby the parent Company receives on an annual basis an amount equivalent to 6.02% up to the final maturity of the issue, and undertakes to pay 3.35% up to 12 January 2003 and the rate of the USD 6-month Libor plus 1.35% from that date until the final maturity, with the maximum limit of 8.35% per annum.

6.16. Accounts Payable

The following table details the balance of debt outstanding to credit institutions and other debts in 2001:

Concept	Secured	Rest	Total	Denominated in EUR
Due to credit institutions				
Due on lease agreements				
Others	1,172	4,316	5,488	1,172
Sub-total	**1,172**	**4,316**	**5,488**	**1,172**
Other debt				
Others	—	70,318	70,318	18
Sub-total	**—**	**70,318**	**70,318**	**18**
Total	**1,172**	**74,634**	**75,806**	**1,190**
Other debt				
Due to Group comp. and affiliates				
Group companies	—	4,262	4,262	4,261
Affiliates	—	222	222	—
Sub-total	**—**	**4,484**	**4,484**	**4,261**
Fiscal, corporate and other debt	32,322	411,798	444,120	307,931
Total	**32,322**	**416,282**	**448,604**	**312,192**

Figures in EUR 000s

CORPORACIÓN MAPFRE Group's outstanding debt to the MAPFRE MUTUALIDAD Group amounts to EUR 1,683 thousands.

Amounts due to credit institutions break down as follows:

Creditor institution	Type of debt	Amount	Interest rate
Banco Real	Loans	926	24.0%
Caja de Madrid	Credit facilities	3,732	5.0%
Caja de Madrid	Line of credit	41,253	2.75%
Citibank	Other facilities	10,013	5.0%
Banco Alfa	Loans	487	24.0%
Consorcio Nacional de Seguros	Non convertible debenture	2,656	8.0%
Banco Bradesco	Loan	403	24.0%
Banco Agrícola Comercial	Loan	3,907	8.0%
Banco Comercial Portugués	Credit facilities	553	4.0%
Banco Sudamericano	Loan	1,094	5.0%
Others	Non convertible debentures & others	10,782	1-8%
Total		**75,806**	

Figures in EUR 000s

As at 31 December 2001, debt arising from transactions in preparation of insurance contracts has long term maturities and is not included in the provisions of Act 8/1987 of 8 June.

6.17. Transactions with Group Companies

The transactions carried out between Group companies, having no effect on results as they were eliminated in the consolidation process, are as follows:

Concept	Expenses	Revenues
Services received / rendered	18,048	8,474
Expenses / revenues from tangible investments	631	3,564
Expenses / revenues from investments and bank accts.	4,003	4,652
Other expenses / revenues	11,816	3,564
Dividends distributed	—	115,575
Total	**34,498**	**135,829**

Figures in EUR 000s

The amounts included in the profit and loss account as a result of the transactions carried out during the fiscal year are detailed herebelow:

- With Group companies not fully consolidated:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	—	505
Expenses and revenues from financial invest. and accts.	—	54
Other external services	1,226	—
Other non technical revenues	—	276
Total	**1,226**	**835**

Figures in EUR 000s

- With the consolidatable Group MAPFRE MUTUALIDAD:

Concept	Expenses	Revenues
Expenses and revenues from tangible investments	—	3,137
Expenses and revenues from financial invest. and accts.	—	150
Other non technical revenues	—	920
Other external services	27,364	—
Total	**27,364**	**4,207**

Figures in EUR 000s

During 2001, the company MAPFRE INMUEBLES (consolidated by the equity method) sold to MAPFRE MUTUALIDAD the building rights over a plot of land located in Palma de Mallorca, amounting to EUR 18,180 thousands. The purchase and sale agreement includes a price adjustment clause, exclusively upwards, to be applied once the General Plan of Urban Planning of Palma de Mallorca is approved, depending upon the final urban usage envisaged. The net effect of this transaction on the account of "Share in profits of companies consolidated by the equity method" amounts to EUR 7,958 thousands.

In addition, during 2001, MAPFRE VIDA sold to several companies of the consolidatable Group MAPFRE MUTUALIDAD, part of a building for a value of EUR 6,227 thousands, obtaining a profit of EUR 1,629 thousands.

6.18. Reinsurance and co-insurance Operations

Detailed herebelow are reinsurance and co-insurance operations effected between companies in the consolidatable Group, eliminated in the consolidation process:

Concept	Amount
Premiums ceded/accepted	344,584
Claims	224,803
Change in technical reserves	4,994
Commissions	92,129
Interest on deposits	2,218

Figures in EUR 000s

Breakdown of reinsurance companies carried out with the consolidatable group MAPFRE MUTUALIDAD as follows:

Concept	Revenues	Expenses
Accepted reinsurance:		
– Accepted premiums	28,644	—
– Paid claims	—	14,863
– Commissions	—	5,998
Ceded reinsurance:		
– Ceded premiums	—	13,433
– Reimbursed claims	11,449	—
– Commissions	992	—
Total	**41,085**	**34,294**

Figures in EUR 000s

The following tables detail the balances with reinsurers, ceding companies, deposits placed and technical reserves for reinsurance operations with consolidatable Group companies that were eliminated in the consolidation process, as well as with Group companies relating to not fully consolidated companies and those consolidated with higher groups:

ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credit facilities	17,694	—
Debt	—	(17,694)
Deposits	63,539	(63,539)
Technical reserves	206,820	(206,820)
Total	**288,053**	**(288,053)**

Figures in EUR 000s

NON ELIMINATED BALANCES

Concept	Accepted reinsurance	Ceded reinsurance
Credit facilities	1,023	—
Debt	—	(1,881)
Deposits	3,810	(132)
Technical reserves	18,896	(10,362)
Total	**23,729**	**(12,375)**

Figures in EUR 000s

6.19. Other Information

Extraordinary expenses and incomes

Extraordinary losses amounted to EUR 30,351 thousand, of which EUR 3,185 thousands correspond to previous years and EUR 27,166 thousands to the present year. The most significant items of extraordinary expenses correspond to the allowance allocated to cover certain risks arising from the financial situation in Argentina, amounting to EUR 11,335 thousands, and to the writing off of computer applications, for an approximate amount of EUR 9,500 thousands.

Extraordinary profits amounted to EUR 7.957 thousands, of which EUR 2,632 thousands correspond to previous years and EUR 5,325 thousand to the present year.

Advanced incomes and expenses

Detail is given herebelow of the revenues and expenses that, having been accounted for in the year, correspond to a subsequent one:

Concept	Assets	Liabilities
Prepaid expenses	8,606	—
Commissions and other acquisition expenses	176,914	51,844
Others	—	17,506
Total	**185,520**	**69,350**

Figures in EUR 000s

Monetary adjustment

The accounts "Monetary adjustment positive result" and "Monetary adjustment negative result" include adjustments arising from the effect of exchange rates on the prices of the companies domiciled in countries having high inflation rates.

Labour-related corporate expenses

The following table shows a breakdown of the item "Labour-related corporate expenses" of the consolidatable Group's Spanish companies:

Concept	Amount
Social Security	27,081
Contributions and allocations to pension plans	6,857
Other labour-related corporate expenses	11,611
Total	**45,549**

Figures in EUR 000s

The amount of "Contributions and allocations to pension plans" includes EUR 3,784 thousands corresponding to premiums paid to MAPFRE VIDA to cover commitments outstanding to active staff and to pensioners for pension supplements and retirement premiums.

6.20. Reclassifications in the Consolidated Profit and Loss Account

The necessary reclassifications of revenues and expenses have been made in fully consolidated instrumental companies to the effect of presentation of the consolidated profit and loss account.

Reclassification principles relate to the nature and contents of headings, their amount not being significant.

7. Information on Life Insurance

7.1. Composition of Life Business and Premium Income

The following table shows the life insurance business mix, by premium income net of cancellations, of MAPFRE VIDA and MAPFRE FINISTERRE in 2001:

Concept	Direct insurance
Premiums for individual contracts	924,477
Premiums for collective insurance contracts	1,657,681
Regular premiums	564,230
Single premiums	2,017,928
Premiums from contracts without profit sharing	1,368,246
Premiums from contracts with profit sharing	885,117
Premiums from contracts where investment risk is assumed by policyholders	328,795

Figures in EUR 000s

7.2. Technical Conditions of the Main Life Insurance Types

The technical conditions of the main life insurance types are shown herebelow:

Technical conditions at MAPFRE VIDA

Agency Channel

Types	Coverage	Tables	Technical interest rate	Profit sharing: Amount	Profit sharing: Way of distribut.
Individual contracts, with regular premium and without profit sharing:					
– Combined insurance	(1)	GKM80/95	5.49%	5,920	(6)
Insurance with counter-insurance	(2)	GKM-95	5.41%	3,155	(6)
Individual contracts, with single premium and without profit sharing:					
– Insurance with counter-insurance	(3)	GKM-95	5.33% (5)	—	—
Collective contracts, with single premium and without profit sharing:		PERM/F 2001			
– Survival	(4)	P/C (7)	5.32% (5)	—	—

Figures in EUR 000s

(1) In case of life, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, a capital is guaranteed consisting of the sum of the net premiums paid until the insured person's death, capitalised at the technical interest (according to products) per full elapsed years, plus the net premiums forecast from the date of death until maturity of the contract. In addition, the mathematical reserve of the "bonuses" assigned in profit sharing is guaranteed.

(2) In case of life, an amount of capital at maturity is guaranteed, as well as appreciation of capital allocated by profit sharing. In case of death, a capital is guaranteed consisting of the sum of the net premiums paid until the insured person's death, capitalised at the technical interest (according to products) per full elapsed years. In addition, the mathematical reserve of the "bonuses" assigned in profit sharing is guaranteed.

(3) In case of life, an amount of capital at maturity is guaranteed. In case of death, the capital guaranteed is the mount of the net premiums paid capitalised at the technical interest, during the time elapsed between the effective date and the date of death, considering the fraction of the current year as a full year.

(4) Temporary and for life annuities, in case of survival.

(5) Floating technical interest rates are applied according to the Technical Note, abiding by the provisions of Royal Decree 2486/1998 approving the Regulations of Disposition and Supervision of Private Insurance and of Ministerial Order dated 23 December 1998.

(6) The distribution of Profit Sharing is instrumented in deferred capital insurance policies with reimbursement of single premium reserves.

(7) As per resolution dated 3 October 2000 of the Directorate General of Insurance and Pension Funds, generational tables PERM/F 2000 C are applied to portfolio contracts and PERM/F 2000 P for new production from that date.

Bancassurance Channel

Types	Coverage	Tables		Technical interest rate	Profit sharing: Amount	Profit sharing: Way of distribut.
Individual contracts, with regular premium and with profit sharing:						
– Combined insurance	(1)	GRM/F 95		3%	888	(12)
Individual contracts, with single premium and without profit sharing:						
– Combined insurance	(2)	GRM/F 95	(8)	4%	—	—
– Unit linked (Multifondos Mundial)	(3)	GKM/F 95	(9)	—	—	—
– Unit linked (Multifondos Protegido)	(4)	GKM/F 95	(9)	—	—	—
– Unit linked (Multifondos Diez)	(5)	GKM/F 95	(9)	—	—	—
Collective contracts, with single premium and without profit sharing:						
– Survival (PJs)	(6)	GRM/F 95	(10)	4.3%		
– Survival (SEPI)	(7)	GKM/F 80-2 and PERMF 2000 P	(11)	4.83-5.33%		

Figures in EUR 000s

(1) If the insured person lives at the end of the established period, payment of the insured capital is guaranteed. In case of the insured person's death during the validity of the insurance policy, an amount of capital is guaranteed, calculated as the addition of all premiums paid plus the profit sharing allocated until that person's death, plus capitalisation of both figures at the technical interest rate from the date when they were paid or allocated, until the last annual maturity date of the insurance policy prior to the insured person's death.

(2) The insurance policy guarantees payment of a constant annuity while the insured person lives and, should he/she die during the first year of validity of the insurance policy, the return of the premium paid. *If death occurs after the first year, the return of the premium is guaranteed plus the lower of 3% of the premium and EUR 6,010.*

(3) Whole-life insurance of the Unit Linked type. In case of the insured person's death, it guarantees payment of a capital amount consisting of the value of the investment fund units (Fund value) allocated to the policy, plus the capital at risk in force at the time of death. This capital at risk figure is determined as 10% of the value of the Fund at the beginning of each month, with maximum and minimum limits being determined depending upon the insured person's age and state of health.

(4) Whole-life insurance of the Unit Linked type. In case of the insured person's death, it guarantees payment of a capital amount consisting of the value of the investment fund units (Fund value) allocated *to the policy, plus the capital at risk in force at the time of death. This capital at risk figure is determined as 10% of the value of the Fund at the beginning of* each month, with maximum and minimum limits being determined depending upon the insured person's age and state of health. Among other available funds, it includes certain guaranteed funds which have a limited subscription period.

(5) Whole-life insurance of the Unit Linked type. In case of the insured person's death, it guarantees payment of a capital consisting of the value of the investment fund units (Fund value) allocated to the policy, plus the capital at risk in force at the time of death. This capital at risk figure is determined as 10% of the Fund value at the beginning of each month, with maximum and minimum limits being determined depending upon the insured person's age and state of health. In the event of the insured person's death, the recovery is guaranteed of *all premiums paid, discounting redemptions, if there are investment losses.*

(6) This insurance policy guarantees payment of for life and temporary annuities, with or without reversion, deriving from the Holder's pension related commitments.

(7) This insurance policy guarantees payment of for life and temporary annuities, with or without reversion, deriving from the Holder's pension related commitments. Policies falling under this type are contracted under joint-insurance and their holders form part of the SEPI corporate group.

(8) The stated technical interest rate applies during the first 28 or 29 years of validity of the insurance policy (depending upon the contracting date). The rate of 2.50% is applied beyond that period.

(9) This being a Unit Linked insurance, no technical interest rate is applicable.

(10) The stated technical interest rate applies during the first 30 years of validity of the insurance policy. The rate of 2.50% is applied beyond that period.

(11) The stated technical interest rate applies during the first 30 years of validity of the insurance policy. The rate of 3.15% is applied beyond that period.

(12) Profit sharing is allocated as at 31 December or upon maturity of the insurance policy, if earlier, and is integrated into the policy as an additional premium, this entailing an increase in the guaranteed capital and values.

8. Geographical Distribution of Business

Premium income and technical reserves for direct insurance and accepted reinsurance operations declared by the CORPORACION MAPFRE Group in Spain, the European Union and other countries are detailed herebelow:

	Spain		European Union		Other countries	
Business	Premiums	Reserves	Premiums	Reserves	Premiums	Reserves
Life						
Direct insurance	2,550,383	7,755,677	31,331	114,469	50,930	19,154
Accepted reinsurance	1,683	1,376	1,178	2,278	24,774	70,649
Sub-total Life	**2,552,066**	**7,757,053**	**32,509**	**116,747**	**75,704**	**89,803**
Non Life						
Direct insurance	1,141,569	1,030,345	10,247	29,305	1,485,480	1,091,666
Accepted reinsurance	54,390	67,547	116,819	176,758	320,400	323,351
Sub-total Non Life	**1,195,959**	**1,097,892**	**127,066**	**206,063**	**1,805,880**	**1,415,017**
Total	**3,748,025**	**8,854,945**	**159,575**	**322,810**	**1,881,584**	**1,504,820**

Figures in EUR 000s

9. Fiscal Situation

The following table sets out the reconciliation between the consolidated profit after tax and minority interests with the aggregate tax base for the year's Corporations Tax of all the fully consolidated companies, excluding foreign companies:

Accounting result for the fiscal year			96,169
	Increases	Decreases	
Corporation Tax	43,688		43,688
Permanent differences:			
– Of individual Companies	5,191	(40,004)	(34,813)
– Of consolidation adjustments	225,030	(115,360)	109,670
Temporary differences:			
– Of individual Companies:			
arising in the year	65,590	(16,005)	49,585
arising in previous years	7,889	(26,704)	(18,815)
– Of consolidation adjustments:			
arising in the year	24,977	(140,509)	(115,532)
arising in previous years	89,656	(11,386)	78,270
Set-off negative tax bases			—
Tax base (tax result)			**208,222**

Figures in EUR 000s

Increases in sole permanent differences in the year correspond, basically, to non deductible expenses related to employee's life insurance policies, taxes borne on foreign dividends and income, write-down of assets and extraordinary losses from the contribution of fixed-income securities in a capital increase carried out in a consolidated company.

Decreases in sole permanent differences in the year arise from the exemption of income obtained from foreign subsidiaries, donations to the MAPFRE Foundations, the allocation of a Reserve for investments in the Canary Islands effected by the company MAPFRE Guanarteme, the monetary adjustment of positive income generated in the sale of premises, as well as the reversion of accounting provisions that were not deducted in the fiscal years when they were created.

Increases in permanent consolidation differences relate mainly to the elimination of intragroup dividends, eliminated in the accounting consolidation process, depreciation of goodwill on consolidation upon the incorporation of eliminations of results arisen among companies of Fiscal Group 33/96, formed by MAPFRE Vida and its tax-controlled companies, which was terminated on 31 December 2001, and to the imputation of losses registered by companies consolidating by the equity method.

Decreases in permanent consolidation differences correspond mainly to the elimination of dividends and provisions for consolidated companies' portfolio depreciation, the elimination of profits of companies consolidated by the equity method, as well as the elimination of foreign companies' results, that fall outside the reconciliation.

Increases in sole temporary differences arising in the year correspond, essentially, to non deductible expenses for pension commitments, as well as to the allocation of provisions for liabilities, depreciation of the securities portfolio and loan defaults, which exceed the fiscally deductible amounts.

Decreases in sole temporary differences arising in the year correspond basically to the deferral on reinvestment of extraordinary profits, established in article 21 of Act 43/1995, on the Corporation Tax.

Increases in sole temporary differences originating in previous years correspond to the reversion of part of the accrued interest on financial assets with implicit yield, the reversion of the accelerated depreciation of assets established by Royal Decree-Act 3/1993, and applied in previous years, the partial reversion of profits generated in 1996 and 1997 and subject to the tax benefit of deferral on reinvestment, as well as to the reversion of adjustments relating to the depreciation of investments in consolidated companies.

Decreases in sole temporary differences originating in previous years correspond, mainly, to adjustments due to differences on the timing of imputation of revenues, the reversion of provisions that were considered as non deductible in previous years, as well as the reversion of 10% of the insurance premiums covering pension commitments of the retired staff group.

The amount of increases in temporary consolidation differences arising in the year correspond basically to the incorporation of intragroup profits for the year eliminated in the accounting consolidation process.

The amount of decreases in temporary consolidation differences arising in the year corresponds, basically, to the elimination of the adjustment of accounting consolidation made in the concept of allocation to the provision for depreciation of investments in consolidated companies.

The amount of increases in temporary consolidation differences arising in previous years corresponds basically, to the elimination of the accounting consolidation adjustment for reversal of the provision s for depreciation of subsidiaries.

The amount of decreases in temporary consolidation differences originating in previous years corresponds, basically, to the elimination of provisions allocated in relation to subsidiaries in previous years, and to the integration of eliminations of results among companies in Fiscal Group 33/96, due to its termination on 31 December 2001.

The amount of sole prepaid taxes of fully consolidated companies, as at 31 December 2001, as a consequence of the positive temporary differences accumulated as at that date, is EUR 39,582 thousands. Of this amount, EUR 24,836 thousands have been included in the Balance Sheet and Profit and Loss Account of fully consolidated companies, pursuant to the principles established to that respect by the I.C.A.C. resolution of 9 October 1997.

Of the said amount, EUR 9,515 thousands originate in the present fiscal year and EUR 15,321 thousands originate in previous years.

The remainder of sole prepaid taxes of consolidated companies, accumulated as at 31 December 2001, which amount to EUR 14,746 thousands, have not been recorded pursuant to the principles established in the said I.C.A.C. resolution dated 9 October 1997.

The amount of sole deferred taxes as at 31 December 2001, of fully consolidated companies, is EUR 50,714 thousands, and have been included in the respective Balance Sheets and Profit and Loss Accounts.

During 2001, consolidated companies obtained returns abroad, with the expense relating to the various foreign taxes on said profits amounting to EUR 1,151 thousands.

The addition of negative tax bases from previous years pending set-off in fully consolidated companies amounts to EUR 127,534 thousands, broken down as follows:

From fiscal year	Amount	Deadline for set-off in fiscal year
1998	22,826	2013
1999	40,941	2014
2000	63,767	2015

Figures in EUR 000s

In fiscal year 2001, one of the consolidated companies booked a tax credit for the negative tax base generated in the year, amounting to EUR 2,748 thousands.

The detail of tax credits in fully consolidated companies is as follows:

Type	Amount applied in the year	Outstanding balance
Deduction on double taxation - internal	35,373	1,107
Deduction on double taxation - international	74	2,194
New fixed assets	229	—
Staff training	174	4
Employment creation	19	—

Figures in EUR 000s

In 2001, consolidated companies booked tax credits for deductions pending application amounting to EUR 3,060 thousands.

In addition, consolidated companies booked in 2001 a tax credit amounting to EUR 7,986 thousands, for the profit to be generated by the partial use of the reinvestment deferral benefit pursuant to the transitional regime established in the 16th Transitional Provision of Act 43/1995.

For the consolidation of the right to deductions applied to the investment in new fixed assets, consolidated companies must keep the said elements operating within their assets during a period of five years from their acquisition, or during their useful life should this be shorter.

Pursuant to the provisions of Act 29/1991, of 16 December, adapting certain fiscal concepts to the European Community Directives and Regulations, the depreciation of assets transferred by six insurance companies that were taken over by MAPFRE Seguros Generales in previous years, is carried out on the same values and in the same conditions as those applied by the assigning companies, which are recorded for each one of the transferred assets in the corresponding fixed assets records.

As established in the said regulation, fiscal rights and obligations of companies taken over, arising pursuant to the Spanish legislation, are transferred to the acquiring company, with the right to offset losses not being considered as transferred, and the latter assumes compliance with such requirements as may be necessary to continue enjoying the tax benefits or consolidate those enjoyed by the companies taken over.

At year end, consolidated companies have made use of the tax benefit on reinvestment deferral provided for in article 1 of Act 43/1995, on the Corporation Tax, in relation to the positive income corresponding to the years and for the amounts that are detailed herebelow:

Fiscal year	Positive income
1996	24,250
1997	26,803
1998	26,539
1999	33,093
2000	38,444
2001	4,738
Total	**153,867**

Figures in EUR 000s

Of the amount of EUR 370,606 thousands to be reinvested by consolidated companies, at the closing of the 2001 fiscal year the amount of EUR 364.380 thousands had been already invested, as per the following detail:

Fiscal years	Amounts
1996/1999	202.331
2000	154.967
2001	7,082
Total	**364,380**

Figures in EUR 000s

Consequently, consolidated companies must reinvest pesetas EUR 6,226 thousands within a period expiring in 2004.

Of the total amount of positive income subject to the tax benefit of deferral on reinvestment, consolidated companies integrated into their tax base the amount of EUR 10,879 thousands, there remaining EUR 142,988 thousands outstanding that will be integrated into the tax base of financial years 2001 to 2050.

In their capacity as partners of entities subject to the fiscal transparency regime, consolidated companies received in 2001 the following imputations:

Concept	Amount
Tax bases	351
Withholdings	11

Figures in EUR 000s

Pursuant to the legislation in force, the tax returns filed for the different taxes may not be considered as definitive until they have been inspected by the tax authorities or until the prescription period of four years has elapsed.

As a result of the inspection activities completed in 1997 in some of the consolidated companies, in relation to the Corporation Tax for financial years 1989 to 1993, as well as to the remaining taxes of financial years 1991 to 1995, tax assessments were raised, signed in disagreement, for the Corporation Tax of years 1991, 1992 and 1993, due to disagreement on the qualification of certain assets acquired upon the merger by takeover of several subsidiary companies, carried out on 31 December 1992, for the materialisation of reinvestment to which the exemption of certain positive income generated in years 1990 and 1993 was subject, as well as disagreement on the deductibility of the allocation to the provision for claims pending declaration, and on withholdings on account of the Personal Income Tax, due to disagreement in the determination of the applicable withholding percentages. At year-end, MAPFRE INDUSTRIAL has made a provision for the amount of the tax assessment raised for the non deductibility of the provision for claims pending declaration.

Tax liquidations deriving from the said assessments were appealed against before the competent Economic-Administrative courts, which complaints are pending resolution at present.

As a consequence of inspection activities relating to fiscal years running from 1 January 1987 to 31 December 1991, regarding the companies MAPFRE FINISTERRE and its subsidiary Oriente, certain tax assessments were raised that were appealed against, with said appeals having been partly successful. For the portion not accepted, new tax liquidations were raised, which were again appealed against.

In 2001, inspection activities were completed in relation to Group 9/85, formed by Corporación MAPFRE, and its tax-controlled companies, which until 1998 included MAPFRE Re and until 1999 MAPFRE Seguros Generales and MAPFRE Industrial, for all taxes relating to fiscal years 1996 and 1997, as well as for the Corporation Tax of years 1994 and 1995. As a result of said inspection, tax assessments were raised, signed in disagreement, for the Corporation Tax of the years under review, due to disagreement on the deductibility of technical reserves, provision for depreciation of fixed assets, Tax on Insurance Premiums, discrepancy in the incorporation to the taxable base of the said tax of certain surcharges collected from insured persons, and on withholdings on account of the Personal Income Tax, due to disagreement on whether certain amounts paid in the concept of transport expenses should be subject to withholding. The said tax assessments have been appealed against, and the appeal was pending resolution at year end.

In 2001, inspection activities were completed at Caja Madrid Seguros Generales, S.A., whose networth is integrated into MAPFRE SEGUROS GENERALES due to the dissolution, with general assignment of assets and liabilities, that took place in 2000, as well also as at Caja Madrid Vida, S.A., a company taken over by MAPFRE VIDA upon an overall assignment of assets and liabilities carried out on 31 December 2001, relating in both cases to all the taxes to which said companies are subject for years 1996 and 1997, as well as to withholdings on account of returns on capital of fiscal year 1998.

As regards Caja Madrid Vida, tax assessments were signed in disagreement in relation to withholdings on account of returns on capital of fiscal years 1996 to 1998 deriving from deposit administration agreements; these tax assessments were appealed against and are pending resolution, as well as the appeal brought against the tax assessment raised for the same concept and relating to fiscal years 1992 to 1995.

Consequently, consolidated companies have open to inspection all the taxes to which they are subject for years 1998 to 2001.

In the opinion of consolidated companies' advisers, the likelihood of fiscal liabilities affecting significantly consolidated companies' financial position as at 31 December 2001 is remote.

From financial year 1985 onwards, and to the effects of declaration of the Corporation Tax, part of the consolidated companies are included in the Consolidated Tax Group number 9/85, formed by Corporación MAPFRE and its subsidiary companies fulfilling the requirements to avail themselves of the said tax regime.

In 2001, the Tax Consolidated Group no. 9/85 is formed by the following companies: CORPORACIÓN MAPFRE; MAPFRE INMUEBLES; Desurcic; SERVICIOS INMOBILIARIOS MAPFRE; MAPFRE ASISTENCIA; Iberoasistencia; Iberoasistencia Servicios de Telemarketing; VIAJES MAPFRE and MAPFRE SOFT.

Likewise, from year 1996 onwards, MAPFRE Vida, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana and its subsidiaries fulfilling the requirements to avail themselves of the consolidated declaration regime, form part of Tax Consolidated Group number 33/96.

In 2001, Fiscal Consolidated Group no. 33/96 is formed by the following companies: MAPFRE VIDA; Caja Madrid Vida; Consultora Actuarial y de Pensiones MAPFRE VIDA; Gestión Moda Shopping; MAPFRE VIDA PENSIONES; Miraceti; MAPFRE INVERSIÓN AND MAPFRE INVERSIÓN DOS.

The said group was terminated on 31 December 2001, as MAPFRE Vida became fiscally controlled by MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A.

In 2001, the controlling Company carried out securities swap transactions subject to the Special Regime established in Title VIII of Act 43/1995.

Pursuant to the provisions of article 107 of Act 43/1995, on the Corporation Tax, the following information is disclosed:

– Book value of 455,054 shares of MAPFRE SEGUROS GENERALES: EUR 4,045,896.15.

– Value at which the controlling company has recorded the 4,946,766 shares received from MAPFRE CAJA MADRID, HOLDING DE ENTIDADES ASEGURADORAS, S.A. in the mentioned capital increase: EUR 4,045,896.15.

On 31 December 2001, the overall assignment of Caja Madrid Vida's assets and liabilities was raised to public status.

Likewise, on 31 May 2001, the assignment of the health line was carried out by MAPFRE VIDA to MAPFRE CAJA SALUD by means of a capital increase with the non monetary contribution of the assets belonging to the said business line.

On 1 January 2001 the overall assignment of assets and liabilities of Igualatorio Médico Quirúrgico de Huesca has taken place in favour of its sole shareholder MAPFRE Caja Salud.

All the above mentioned transactions have availed of the Special Fiscal Regime established in Chapter VIII, Title VIII of Act 43/1995, on the Corporation Tax.

In 2000, the parent company made a contribution of shares of MAPFRE VIDA, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana, MAPFRE CAUCIÓN Y CRÉDITO, Compañía de Seguros y Reaseguros, S. A. and MAPFRE SEGUROS GENERALES, Compañía de Seguros y Reaseguros, S. A., which transaction was made subject to the Special Regime on securities swap provided for in Title VIII of Act 43/1995.

Likewise, the general assignment has been formalised in year 2000 of the assets and liabilities of Incalbarsa, S. A. in favour of its sole shareholder, CORPORACIÓN MAPFRE, a transaction subject to the Special Regime established in Title VIII of Act 43/1995, on the Corporation Tax.

In 2000, MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. approved a capital increase by non cash contribution of shares in MAPFRE SEGUROS GENERALES, Compañía de Seguros y Reaseguros, S.A., MAPFRE Vida, Sociedad Anónima de Seguros y Reaseguros sobre la Vida Humana, S.A. and MAPFRE CAUCIÓN Y CRÉDITO, Compañía Internacional de Seguros, S.A. (shares contributed by CORPORACIÓN MAPFRE, S.A.) and of shares of Caja de Madrid Vida, S.A., de Seguros y Reaseguros, Caja de Madrid Seguros Generales, S.A. de Seguros y Reaseguros and Caja Salud de Seguros y Reaseguros, S.A. (contributed by Corporación Financiera Caja de Madrid, S.A.), which transaction was made subject to the Special Fiscal Regime on securities swap provided for in Title VIII of Act 43/1995.

The Annual Report for fiscal year 2000 discloses all the information required by article 107 of Act 43/1995, on the Corporation Tax, relating to the above mentioned transactions.

Likewise, in fiscal year 2000, MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, S.A. contributed the Caja Madrid Vida and Caja Madrid Seguros Generales shares in capital increases that were agreed, respectively, by MAPFRE VIDA and MAPFRE SEGUROS GENERALES, for the same values at which they were recorded in the controlling company (pesetas 18,879,295,524 and pesetas 771,497,610 respectively), which recorded the shares received as a result of the said contributions at the same book value of the contributed shares.

On 29 December 2000, the overall assignment of Caja de Madrid Seguros Generales assets and liabilities in favour of its sole shareholder, MAPFRE SEGUROS GENERALES, was raised to public status; this transaction was subject to the Special Fiscal Regime established in Title VIII of Act 43/1995, on the Corporation Tax.

On 1 January 2000 the overall assignment took place of the assets and liabilities of Planas Salud, Compañía de Seguros de Asistencia Sanitaria, S.A. in favour of its sole shareholder, Caja Salud (now re-named MAPFRE Caja Salud), which transaction was also subject to the Special Regime contemplated in Title VIII of Act 43/1995.

10. Information on Non Life Insurance

Pursuant to the authorisation extended by the Directorate General of Insurance, the information required in this section relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" of non life insurance is not given for the following reasons:

- Its scant relevance for the true image of CORPORACIÓN MAPFRE's consolidated accounts, considering the heterogeneity of the markets where its subsidiaries operate and the factors that in each one of them condition the evolution of the various business lines.

- The difficulty, in the case of accepted reinsurance, of obtaining information relating to claims per year of occurrence, since ceding companies follow recording methods other than that of year of imputation.

- The difficulty of obtaining from overseas subsidiaries, with the breakdown required for lines according to the Spanish classification, the reclassification of expenses by destiny, the eliminations of intragroup transactions and the information relating to technical results per year of occurrence.

11. Other Information

Contributions to Foundations

CORPORACIÓN MAPFRE and some of its consolidated companies make economic contributions to finance the scientific and educational activities of the Foundations set up by SISTEMA MAPFRE. These contributions are made through the distribution of profits.

Aggregate contributions for an overall amount of EUR 3,850 thousands are contemplated in the proposals for distribution of profits corresponding to 2001.

Remuneration of the controlling Company's Board of Directors

Remuneration and other compensation received by the administrators of the controlling Company in 2001 are detailed herebelow, irrespectively of the Group company having paid them, broken down by concept:

Concept	Amount
EXTERNAL DIRECTORS	
Attendance fees	181
Allowances	317
Other concepts	11
EXECUTIVE DIRECTORS	
Salaries	1,210
Life insurance policies	41
Other concepts	67
Total	**1,827**

Figures in EUR 000s

External directors' basic remuneration consists of an allowance for their attendance to meetings, which amounted to EUR 1,803.04 in 2001. In addition, they benefit from a life insurance policy, with an insured capital of EUR 150,253.03, and enjoy some of the benefits extended to staff, such as medical insurance.

External directors belonging to Commissions or Delegate Committees receive also a fixed annual allowance in that concept, which in 2001 amounted to EUR 12,020.24 for the Management Commission and to EUR 9,015.18 for the Delegate Committees.

Executive directors receive the remuneration established in their contracts, including fixed salary, bonuses with varying amounts linked to results, life and disability insurance, and other benefits generally established for the Group companies' staff; in addition, certain pension complements have been acknowledged to them for the event of retirement, through a life insurance policy, it all within the remuneration policy established by SISTEMA MAPFRE for its top managerial staff, whether or not they are directors.

Executive directors (understanding as such both the controlling Company's executive officers and those fulfilling executive roles in other SISTEMA MAPFRE companies), however, are not entitled to the remuneration established for external directors, except for the fixed allowance relating to their membership of SISTEMA MAPFRE's Management Commission.

Advances and credit facilities to the Board of Directors

At the closing of the year no company within the consolidatable Group had advances or credit facilities extended to the members of the controlling Company's Board of Directors, nor had any extended guarantees on their behalf.

Obligations to CORPORACION MAPFRE's Board of Directors

Commitments in respect of pensions and retirement premium to former and present members of the controlling Company's board of directors, undertaken by the controlled companies that have externalised their pension related commitments, are covered by the collective life insurance policy taken for said risks as detailed in notes 5.n and 6.19 of the Annual Report. The premium accrued for these concepts in relation to the mentioned Board members amounts to EUR 3,004 thousands in the year under review.

Staff

During 2001, Group companies employed the following average staff, detailed by professional category:

Categories	Spain	Rest EEA	Other countries	Total
Managers	656	44	270	970
Clerical staff	1,889	222	2,241	4,352
Marketing staff	1,135	61	931	2,127
IT experts and others	643	47	2,486	3,176
Total	**4,323**	**374**	**5,928**	**10,625**

Guarantees undertaken to third parties

By virtue of the participation of the MAPFRE VIDA policyholders in the returns on investment of their mathematical reserves, when the property elements restated in accordance with Budget Acts 1/1979, 74/1980 and 9/1983 are sold, 90% of the difference between the purchase values and the restated values will be attributed to the said policies in the fiscal year when the sale is made. As at 31 December 2001, the future right of these policies over the amounts of such restatements is estimated at EUR 1,730 thousands, for which provisions have been made as at the same date.

MAPFRE AMERICA has granted guarantees before the Banco Nacional de Mexico, S. A. covering credit facilities, amounting to a maximum of USD 55 million, which expire at 1 January 2006. MAPFRE AMERICA has granted guarantees to MAPFRE SEGUROS GENERALES DE COLOMBIA covering credit facilities, amounting to USD 4,680,000 plus interest and expenses. In turn, MAPFRE SEGUROS GENERALES DE COLOMBIA guarantees MAPFRE AMERICA a compensation in case of enforcement, by counterindemnity for the same amount.

MAPFRE RE and MAPFRE REINSURANCE CORPORATION have granted guarantees to third parties, materialised in credit accounts, amounting to EUR 32,148 thousands.

As at 31 December 2001, MAPFRE INMUEBLES, a company consolidated by the equity method, had guarantees extended to third parties for an overall amount of EUR 1,601 thousands, relating mostly to public land tenders connected to its real estate development activities.

12. Events Subsequent to Closing

The depreciation of the Venezuelan Bolivar occurred in February 2002 had a negative impact on Grupo de Seguros La Seguridad's shareholders funds; as at the date of preparation of the Annual Accounts, the said negative effect amounted to EUR 10,400 thousands.

In the preparation of the Annual Accounts, the effect of the devaluation of the Argentinean currency has been taken into account; in this connection, the exchange rate on the first trading day in free market conditions (1.7 Pesos/USD) has been considered, and the difference between this exchange rate and that in force on the date of preparation of the Annual Accounts entails a negative effect on shareholders' equity amounting approximately to EUR 12,400 thousands.

The Management Commission of MAPFRE SEGUROS GENERALES, in its meeting held on 5 February 2002, approved, among others, the resolution of authorising the overall assignment of the assets and liabilities of ORIENTE, Sociedad Anónima, Compañía de Seguros, Unipersonal, in favour of its sole shareholder MAPFRE FINISTERRE, Compañía de Seguros y Reaseguros, S.A. As at the date of preparation of the Annual Accounts, the mentioned transaction is pending the relevant approval by the assignor's sole shareholder and by the assignee's General Shareholders Meeting in order to initiate the administrative authorisation process.

As at 31 December 2001, the amount of share capital pendingl to be paid-up by the controlled company MAPFRE SEGUROS GENERALES amounted to EUR 60,101 thousands. The mentioned company's Board of Directors, in its meeting held on 7 March 2002, resolved to request MAPFRE CAJA MADRID HOLDING to pay up the amount of EUR 30,051 before 20 March 2002 in the concept of capital call.

13. Consolidated Cash Flow Statement

1. Cash flow variations during the year	Amount
From trade activities	
Increase	2,178,157
From other operating activities	
Increase	33,326
From fixed assets and investments	
Decrease	(2,193,471)
From other transactions	
Increases	119,073
From other extraordinary transactions	
Increase	223,378
From transactions with the Public Administration	
Decrease	(237,189)
2. Evolution of cash flow during the year	
1. Cash at beginning of year	333,111
2. Cash at close of year	456,385
3. Variation in cash during the year	
Increase	123,274

Figures in EUR 000s

14. Statement of Coverage of Technical Reserves

The following table shows the technical reserves and assets qualifying as coverage resulting from the aggregation of the sole statements of the consolidatable group's insurance companies:

	Technical res. to be covered		Qualifying assets		Surplus / (Deficit)	
Company	Non Life	Life	Non Life	Life	Non Life	Life
MAPFRE CAJA MADRID HOLDING	924,970	7,667,682	1,117,654	8,442,856	192,684	775,174
MAPFRE AMÉRICA	1,068,004	15,164	1,186,603	15,170	118,599	6
MAPFRE RE	455,344	73,684	831,410	116,218	376,066	42,534
MAPFRE ASISTENCIA	18,415	—	23,848	—	5,433	—
Total	**2,466,733**	**7,756,530**	**3,159,515**	**8,574,244**	**692,782**	**817,714**

Figures in EUR 000s

The valuation criteria for technical reserves are those shown in note 5m) of this annual report. Assets qualifying as coverage of technical reserves have been valued pursuant to the provisions of article 52 of the Regulations on Disposition and Supervision of Private Insurance, except in companies not belonging to the European Economic Area, where they have been valued pursuant to the regulations applicable in each country. Likewise, the Spanish companies have applied the diversification and spreading limits established in article 53 of the said Regulations.

15. Statement of Consolidated Solvency Margin

The following table details the situation of the solvency margin:

Concept	Amount
Controlling company's paid-up share capital	90,782
Consolidatable Group's reserves	571,522
Creditor balance in consolidated companies' reserves account	404,361
Creditor balance in consolidated profit and loss account	28,489
Negative difference on consolidation	2,140
Minority interests	920,486
50% addition of future profits	86,918
Gains in:	
Tangible investments	52,559
Financial investments	49,391
Commissions technically discounted pending depreciation, net	153,936
Total positive items	**2,360,584**
Start-up, incorporation and capital increase expenses	(8,775)
Losses in:	
Tangible investments	(127)
Financial investments	(1,244)
Total negative items	**10,146**
Solvency margin	2,350,438
Minimum amount of solvency margin	835,503
Result of the solvency margin	**1,514,935**

Figures in EUR 000s

The following table details the minimum amount of the solvency margin broken down by sub groups and calculated, for subsidiaries operating in countries outside the EEA, pursuant to the rules in force in each country, except in the case of countries where this requirement does not exist or where solvency requirements are not equivalent to those established in the European Union, where it has been calculated pursuant to criteria similar to the Spanish regulations.

	Minimum amount of solvency margin		
Sub-group	Non Life	Life	Total
MAPFRE CAJA MADRID	152,242	328,267	480,509
MAPFRE AMÉRICA	257,474	2,272	259,746
MAPFRE RE	74,471	11,509	85,980
MAPFRE ASISTENCIA	9,268	—	9,268
Total	**493,455**	**342,048**	**835,503**

Figures in EUR 000s

For the determination of the consolidatable Group's not committed assets, the controlling Company's shareholders' funds have been considered, together with those contributed by the companies forming part of said Group. The valuation criteria used are those stemming from the legislation in force as at 31 December 2001. The effect of the corporation tax and profit sharing on capital gains and losses has been deducted from them.

As the sub group headed by CORPORACIÓN MAPFRE is integrated into a larger insurance companies' consolidatable Group, the company MAPFRE MUTUALIDAD calculates the said Group's consolidated Solvency Margin.

16. Euro

The controlling Company and its subsidiaries, in coordination with the remaining SISTEMA MAPFRE companies, have completed all the necessary activities for the implementation of the Euro, with all their systems fully and successfully operating.

At the close of 2001, expenses incurred as a result of the introduction of the Euro have not been capitalised, their amount being insignificant.

There are no future investment commitments or other operations to be carried out as a consequence of the implementation of the new currency, nor have provisions been established to that effect, nor changes made in the useful life of computer applications.

CONTROLLED COMPANIES AND AFFILIATES (APPENDIX I)

			Holding			Figures Year end 31-12-2001				Method or	Audit	
Name	Address	Activity	Holder	Amount (*)	%	Capital	Reserves	Result	Interim Div.	Procedure	Firm	Review
MAPFRE CAJA MADRID HOLDING												
MAPFRE Caja Madrid Holding de Entidades Aseguradoras, S.A.	Paseo de Recoletos,25 (Madrid)	Holding	• Corporación MAPFRE	99,581	51.0000	273,430	514,454	53,039	(47,907)	(A)	E.Y.	C
LIFE												
MAPFRE Vida,S.A. de Seguros y Reaseguros sobre la Vida Humana	Avda.General Perón,40 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	550,084	99.2551	53,646	241,346	41,726	(31,597)	(A)	E.Y.	C
Consultora Actuarial y de Pensiones MAPFRE Vida, S.A.	Avda.General Perón,40 (Madrid)	Consultancy	• MAPFRE Vida	389	99.9339							
			• Corporación MAPFRE		0.0661	391	307	90		(A)	E.Y.	L
Gestion Moda Shopping, S.A.	Avda.General Perón,40 (Madrid)	Commercial Centres Management	• MAPFRE Vida	76	99.8215							
			• Corporación MAPFRE		0.1785	168	114	24	—	(A)	E.Y.	L
MAPFRE Inversión, Sociedad de Valores, S.A.	Avda.General Perón, 40 (Madrid)	Broker-dealer Firm	• MAPFRE Vida	42,744	99.9980	33,056	31,018	13,901	(7,216)	(B)	E.Y.	C
MAPFRE Inversión Dos, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.	Avda.General Perón,40 (Madrid)	Unit Trust Management Firm	• MAPFRE Inversión	7,535	99.9830	2,043	10,139	2,290	—	(B)	E.Y.	C
MAPFRE Vida Pensiones, Entidad Gestora de Fondos de Pensiones, S.A.	Avda.General Perón,40 (Madrid)	Pension Fund Administration	• MAPFRE Inversión	8,949	99.7914							
			• Corporación MAPFRE	—	0.0066	10,518	1,557	1,617	—	(B)	E.Y.	C
MAPFRE Video y Comunicación, S.A.	C/Sor Angela de la Cruz, 6 (Madrid)	Advertising Agency	• MAPFRE Vida	23	38.0000							
			• MAPFRE Seg. Generales	—	10.0000							
			• Corporación MAPFRE	9	15.0000	60	(12)	(6)	—	(D)	E.Y.	L
Miraceti, S.A.	Avda.General Perón,40 (Madrid)	Real Estate	• MAPFRE Vida	36,001	99.9991							
			• Corporación MAPFRE	—	0.0009	33,975	3,852	(156)	—	(A)	E.Y.	C
ADS MAPFRE Caja Madrid AIE	Pº de la Castellana,189 (Madrid)	Services provider	• MAPFRE Vida	114	38.0000							
			• MAPFRE Caja Salud	21	7.0000							
			• MAPFRE Seg. Generales	60	20.0000							
			• MAPFRE Caución	6	2.0000							
			• MAPFRE Industrial	6	2.0000							
			• MAPFRE Guanarteme	6	2.0000							
			• Corporación MAPFRE		0.0001							
			• MAPFRE Caja Madrid Holding		0.0001	301	—	(238)	—	(A)	—	—
GENERAL INSURANCE												
MAPFRE Seguros Generales, Cía. De Seguros y Reaseguros, S.A.	Paseo de Recoletos,23 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	156,780	99.9999							
			• MAPFRE Caución	—	0.0001	121,807	61,093	27,130	(18,782)	(A)	E.Y.	C
MAPFRE Guanarteme Cía. de Seguros y Reaseguros de Canarias, S.A.	C/General Balmes, 3 (Las Palmas de G. Canaria)	Insurance and Reinsurance	• MAPFRE Seguros Generales	6,912	70.0000	9,015	30,177	18,926	(2,871)	(A)	E.Y.	C
MAPFRE Industrial, S.A. de Seguros	Paseo de Recoletos,23 (Madrid)	Insurance and Reinsurance	• MAPFRE Seg. Generales	24,034	99.9986							
			• Corporación MAPFRE	—	0.0014	30,003	4,568	8,246	(2,104)	(A)	E.Y.	C
MAPFRE Seguros Gerais, S.A.	Avda. Liberdade, 40 Lisboa (Portugal)	Insurance and Reinsurance	• MAPFRE Seg. Generales	9,664	25.0000	33,100	7,170	1,497	—	(D)	E.Y.	C
Relecmap, A.I.E.	Paseo de Recoletos 23 (Madrid)	Research, training and advisory services	• MAPFRE Seg. Generales	206	60.0000							
			• MAPFRE Industrial	102	30.0000							
			• MAPFRE Guanarteme	14	4.0000	361	216	18	—	(A)	E.Y.	L
MAPFRE Consultores de Seguros y Reaseguros, S.A.	Paseo de Recoletos,25 (Madrid)	Advisory and management services	• MAPFRE Seg. Generales	60	50.0000							
			• Corporación MAPFRE	61	50.0000	120	505	24	(6)	(D)	E.Y.	L
MAPFRE Servicios Marítimos, Comisariado y Liquidación de Averías, S.A.	Avda.Sabino Arana,4 (Bilbao)	Loss Adjusters	• MAPFRE Seg. Generales	793	99.9600	541	457	108	—	(A)	E.Y.	L
MAPFRE Informática, A.I.E.	Ctra.Pozuelo-Majadahonda, Km 3,8 (Madrid)	Computer Services	• MAPFRE Caja Salud	—	0.1000							
			• MAPFRE Caja Madrid Holding	—	0.1000							
			• MAPFRE Re	—	1.0000							
			• MAPFRE Industrial	70	7.0000							
			• MAPFRE Guanarteme	70	7.0000							
			• MAPFRE Inversión	5	0.5000							
			• MAPFRE Seg. Generales	120	12.0000							
			• MAPFRE Vida	50	5.0000							
			• MAPFRE Caución y Crédito	25	2.5000							
			• MAPFRE Asistencia	—	1.0000							
			• MAPFRE América	—	0.5000	1000	—	—	—	(D)	E.Y.	L

** Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.*

Name	Address	Activity	Holding: Holder	Holding: Amount (*)	Holding: %	Figures Year-end 31-12-2001: Capital	Reserves	Result	Interim Div.	Method or Procedure	Audit: Firm	Audit: Review
GENERAL INSURANCE *(continued)*												
Proyectos y Servicios MAPFRE, S.A.	C/Agustín Millares Sal, 3 (Las Palmas de G. Canaria)	Insurance Agency	• MAPFRE Guanarteme	192	99.8520							
			• Corporación MAPFRE	—	0.1480	150	126	252	—	(A)	E.Y.	L
Multiservicios MAPFRE, S.A.	Paseo de Recoletos, 27 (Madrid)	Real Estate	• MAPFRE Seg. Grales.	226	75.0000							
			• MAPFRE Industrial	75	25.0000	301	60	12	—	(B)	E.Y.	L
Gestora de Activos Funerarios, S.A.	Paseo de Recoletos ,23 (Madrid)	Services	• MAPFRE Seg. Grales.	780	75.0000							
			• MAPFRE Industrial	195	25.0000	1,202	(162)	—	—	(B)	E.Y.	L
Oriente, S.A. Compañía de Seguros	C/Colón, 2 (Valencia)	Insurance and Reinsurance	• MAPFRE Finisterre.	4,550	100.000	9,021	865	1,514	—	(B)	E.Y.	L
Sepenval,. S.A.	C/Colón, 2 (Valencia)	Insurance Agency	• MAPFRE Seg. Grales.	54	100.000	6	138	78	—	(B)	—	—
Bioingeniería Aragonesa, S.L.	Matías Pastor Sancho, 9 (Zaragoza)	Technology for the elder	• MAPFRE Seg. Grales.	293	40.0000							
			• MAPFRE Guanarteme	—	30.0000	144	343	84	—	(D)	—	—
Compañía Canaria de Cementerios, S.A.	General Balmes,3 (Las Palmas de G. Canaria)	Sale of plots in cemeteries	• MAPFRE Guanarteme	102	33.3333	301	198	72	—	(D)	E.Y.	L
Tinerfeña de Servicios de Tecnología e Innovación para el automóvil	José Antonio, 10 (Santa Cruz de Tenerife)	Services	• MAPFRE. Guanarteme	2,001	33.3333	6,004	(6)	(120)	—	(D)	E.Y.	L
Segeymed, S.A.	C/Colón, 4 (Valencia)	Computer Services	• MAPFRE Seg. Grales	1,418	100.0000	1,863	(42)	54	—	(B)	—	—
MAPFRE *Finisterre*, S.A. Compañía de Seguros y Reseguros	C/Colón, 4 *(Valencia)*	*Insurance and* Reinsurance	• MAPFRE Seg. Grales	144,604	99.6514	20,002	13,931	3,600	—	(A)	E.Y.	C.
Meseval	C/Játiva, 21 (Valencia)	Insurance Agency	• MAPFRE Seg. Grales	60	100.0000	6	222	96	—	(B)	E.Y.	L.
Grupo Alisio Canarias, S.A.	C/Valentín Sanz, 39 (Tenerife)	Training	• MAPFRE Guanarteme	1,500	25.0000	5,998	—	(78)	—	(B)	—	—
Clínica Santa Catalina, S.A.	C/León y Castillo, 292 (Las Palmas de G. Canaria	Medical assistance	• MAPFRE Guanarteme	2,512	25.0000	1,322	3,197	463	—	(B)	—	—
Inversiones Gestisan, S.L.	C/La Rosa, 2 (Tenerife)	Hospital management	• MAPFRE Guanarteme	352	25.0000	986	31	117	—	(B)	—	—
Limpiezas y Mantenimiento Hospitalario, S.L.	Avda.Juan Dominguez Pérez,42 (Las Palmas de G. Canarias)	Hospital Cleaning	• MAPFRE Guanarteme	32	25.0000	6	42	18	—	(B)	—	—
Faz, Agencia de Seguros, S.A.	C/Espoz y Mina,9 (Zaragoza)	Insurance Agency	• MAPFRE Finisterre	1,600	00.0000	60	138	(143)	—	(B)	—	—
Sefin, S.A.	C/Colón,4 (Valencia)	Insurance Agency	• MAPFRE Finisterre	1,412	100.0000	60	316	153	—	(B)	—	—
Cosebal, Agencia de Seguros, S.L.	C/Colón,4 (Valencia)	Insurance Agency	• MAPFRE Finisterre	9,502	100.0000	6	607	321	—	(B)	—	—
Liss Assurance, S.L.	C/Colón,4 (Valencia)	Insurance Agency	• MAPFRE Finisterre	45	100.0000	12	(1)	10	—	(B)	—	—
Hejean, Agencia de Seguros, S.L.	C/Cirilo Amoros,37 (Valencia)	Insurance Agency	• MAPFRE Finisterre	924	100.0000	6	14	—	—	(B)	—	—
Agepal, Agencia de Seguros, S.L.	C/Maestro Antonio Torralbel, 2 (Palma de Mallorca)	Insurance Agency	• MAPFRE Finisterre	5,239	100.0000	6	337	150	—	(B)	—	—
Seproval, Agencia de Seguros, S.L.	Avda.del País Valencia, 7 (Valencia)	Insurance Agency	• MAPFRE Finisterre	2,875	100.0000	15	631	10	—	(B)	—	—
Segurlis, Agencia de Seguros, S.L.	C/Convento de San Fco,8 (Valencia)	Insurance Agency	• MAPFRE Finisterre	2,113	100.0000	6	(90)	95	—	(B)	—	—
GUARANTEE AND CREDIT												
MAPFRE Caución y Crédito Cía. Internacional de Seguros y Reaseguros, S.A.	Avda.. General Perón, 40 (Madrid)	Insurance and Reinsurance	• MAPFRE Caja Madrid Holding	14,246	99.9933							
			• MAPFRE Industrial		0.0067	9,027	5,722	2,841	(902)	(A)	E.Y.	C
MAPFRE América Caución y Crédito, S.A.	Avda,. General Perón, 40 (Madrid)	Holding	• MAPFRE Caución y Crédito	6,022	40.0000							
			• MAPFRE América	5,259	35.0000	15,050	116	296	—	(A)	E.Y.	C
MAPFRE Servicios de Caución , S.A.	Avda.. General Perón, 40 (Madrid)	Services	• MAPFRE Caución y Crédito	210	99.6800							
			• Corporación MAPFRE	—	0.3200	210	(48)	(6)	—	(A)	E.Y.	C
MAPFRE Garantías y Crédito, S.A.	Teatinos, 280 Santiago de Chile (Chile)	Insurance	• MAPFRE América Caución y Crédito	4,780	99.9923	4,514	6	541	(360)	(A)	E.Y.	C
MAPFRE Seguradora de Garantía e Crédito, S.A.	Avda.Mª Coelho Aguiar 215 Sao Paulo (Brazil)	Insurance	• MAPFRE América Caución y Crédito	2,163	90.0000							
			• Vera Cruz Seguradora	—	10.0000	4,688	493	186	—	(A)	K.P.M.G.	C
Compañía de Seguros *de Créditos Comerciales*, S.A.	Carrera 64 - Medellín *Colombia*	Insurance	• MAPFRE América *Caución y Crédito*	4,219	60.0000							
			• MAPFRE Colombia	—	5.0000	3,605	625	481	—	(A)	K.P.M.G.	C
HEALTH												
MAPFRE Caja Salud de Seguros y Reaseguros, S.A.	Pº de la Castellana, 189 (Madrid)	Insurance	• MAPFRE Caja Madrid Holding	56,112	74.9864							
			• MAPFRE Vida	18,526	25.0000	70,276	2,464	3,510	—	(A)	E.Y.	C

** Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.*

Name	Address	Activity	Holding: Holder	Holding: Amount (*)	Holding: %	Figures Year-end 31-12-2001: Capital	Figures Year-end 31-12-2001: Reserves	Figures Year-end 31-12-2001: Result	Figures Year-end 31-12-2001: Interim Div.	Method or Procedure	Audit: Firm	Audit: Review
HEALTH *(continued)*												
Igualservicios	C/Tarbes, 3 (Huesca)	Medical services	• MAPFRE Caja Salud	648	100.0000	756	(5)	96	—	(A)	—	—
Aseguradora Islas Canarias	Las Palmas de Gran Canaria	Insurance	• MAPFRE Caja Salud	19,141	99.9900	722	3.108	1.026	—	(A)	E.Y.	C
igualdiversos	C/Tarbes, 3 (Huesca	—	• MAPFRE Caja Salud	—	100.0000	13	(23)	(2)	—	(C)	—	—
Centro Médico de Chequeos Mapfre Vida	Avda Gral Perón, 40 (Madrid)	Medical services	• MAPFRE Caja Salud	538	99.9500	649	(89)	22	—	(A)	E.Y.	L
REINSURANCE												
MAPFRE RE Cía. Reaseguros, S.A.	Paseo de Recoletos.25 (Madrid)	Reinsurance	• Corporación MAPFRE	124,668	83.3341	113.255	93,007	5,788	—	(A)	E.Y.	C
Compagnie International D'assurances et Reassurances (C.I.A.R.)	45, Rue de Treves Brussels (Belgium)	Insurance and Reinsurance	• MAPFRE Re • Maplux Reinsurance	7,699 1,995	74.9300 25.0700	2,957	4,916	282	—	(A)	E.Y.	C
Inversiones MAPFRE Chile Re	Avda. Apoquindo, 4499 Santiago (Chile)	Financial	• MAPFRE Re	17,195	99.9986	15,753	25,381	(4,297)	—	(A)	E.Y.	C
Inversiones Ibéricas,S.A.	Avda. Apoquindo, 4499 Santiago (Chile)	Real Estate Investment	• MAPFRE Re	6.419	99.9986	5,986	30.712	12,225	—	(A)	E.Y.	C
Caja Reaseguradora de Chile, S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	Reinsurance	• Inversiones MAPFRE Chile Re	19,260	99.6759	4,369	1,094	14,232	—	(A)	E.Y.	C
Inmobiliaria Costa de Montemar, S.A.	Moneda, 920 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	7.398	32.0000	23.325	(156)	(60)	—	(C)	E.Y.	C
Inmobiliaria y Rentas Alcántara 218.S.A.	Huérfanos, 835 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	120	28.0000	343	78	6	—	(C)	A.A..	C
Inmobiliaria Condominio Parque Zapallar, S.A.	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas • Cia Nacional de Rentas	66 —	99.0000 1.0000	974	(811)	(96)	—	(B)	E.Y.	C
Compañía Nacional de Rentas	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	204	90.2964	715	(541)	42	—	(A)	E.Y.	C
C.R. Argentina, S.A.	Avda. de Córdoba.1450 Buenos Aires (Argentina)	Reinsurance	• Inversiones Ibéricas	138	99.9900	445	(198)	—	—	(A)	—	—
Sociedad Constructora y de Inversiones Martín Zamora Ltd.	Avda.Apoquindo, 4499 Santiago (Chile)	Real Estate	• Inversiones Ibéricas • Cia Nacional de Rentas	84 —	50.0000 50.0000	180	(102)	90	—	(A)	E.Y.	C
Inversiones Hemisférica.S.A.	Carrera 11, Nº 93B-09 Bogotá (Colombia)	Real Estate Management, and investment	• Mapfre Re • Mapfre Reaseg. Chile	4,147 505	94.9000 5.1000	5,613	3,997	(66)	—	(A)	E.Y.	C
Maplux Reinsurance Company Ltd	Inmueble "Centre Europe", 5 Place de la Gare (Luxembourg)	Reinsurance	• MapfreRe • Corporación MAPFRE	334 —	99.9630 0.0370	1,965	871	—	—	(A)	E.Y.	C
Itsemap Servicios Tecnológicos MAPFRE, S.A.	Paseo de Recoletos, 25 (Madrid)	Consultancy	• MAPFRE Re • Corporación MAPFRE	1,491 —	99.9752 0.0248	1,503	42	66	—	(B)	E.Y.	L
MAPFRE RE Management Services U.K. Company Limited	Philpot Lane, 2-3 London (U. K.)	Real Estate Services	• MAPFRE Re	415	100.0000	415	(331)	(90)	—	(A)	E.Y.	C
MAPFRE RE Assesoría Ltda.	Rua Sao Carlos do Pinhal, 696 -Sao Paulo (Brazil)	Consultancy	• MAPFRE Re • Itsemap do Brasil	2.200 —	99.9998 0.0002	2.200	(1.575)	(409)	—	(B)	—	—
MAPFRE Re Holdings Inc.	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Holding	• MAPFRE Re	113,779	100.0000	42,425	76,431	(4.069)	—	(A)	E.Y.	C
MAPFRE Reinsurance Corporation	100 Campus Drive New Jersey 07932-2006 (U.S.A.)	Insurance and reinsurance	• MAPFRE Re Holdings	127,366	100.0000	3,973	114,962	(6,178)	—	(A)	E.Y.	C
Inmobiliaria Presidente Figueroa Alcorta,S.a.	Figueroa Alcorta, 3102 Buenos Aires (Argentina)	Real Estate	• MAPFRE Re	4,988	99.9000	5.349	(361)	—	—	(B)	E.Y.	C
Inmobiliaria Tiriiluca, S.A.	Agustinas, 853 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	3,871	43.7500	9,688	(739)	(108)	—	(C)	E.Y.	C
Inversiones Alcántara 200 S.A.	Agustinas, 853 Santiago (Chile)	Real Estate	• Inversiones Ibéricas	18	28.0000	6	60	—	—	(C)	A.A.	C
Caja Inversiones	Avda Apoquindo, 4499 Santiago de Chile (Chile)	Financial	• Inversiones MAPFRE Chile Re	45,899	99.9986	39,601	6,084	385	—	(A)	E.Y.	C
Itsemap Austral, Servicios Tecnológicos MAPFRE, S.A.	Avda.Figueroa Alcorta, 3102 -1425 Buenos Aires (Argentina)	Consultancy	• Itsemap Serv. Tecnológicos • C.R.Argentina	403 —	98.5882 0.0141	119	(70)	(183)	—	(B)	—	—
Itsemap México Servicios Tecnológicos MAPFRE, S.A.	Porfirio Díaz, 102 Col.Nochebuena México D.F. (México)	Consultancy	• Itsemap Serv. Tecnológicos	96	99.9998	110	130	17	—	(B)	—	—
Itsemap Portugal, Seguranca e Prevencao Limitada	Rua Castillo, 52 Lisbon (Portugal)	Consultancy	• Itsemap Serv. Tecnológicos	204	99.9857	229	(25)	36	—	(B)	—	—
Itsemap Venezuela, Servicios Tecnológicos MAPFRE, S.A.	Avda.Libertador,Torre Maracaibo Caracas (Venezuela)	Consultancy	• Itsemap Serv. Tecnológicos	24	100.0000	35	(81)	(4)	—	(B)	—	—
Itsemap Chile, Servicios Tecnológicos MAPFRE, S.A.	Apoquindo, 4499 Santigo (Chile)	Consultancy	• Itsemap Serv. Tecnológicos • Inversiones Ibéricas	60 2	75.0000 25.0000	87	(50)	1	—	(B)	E.Y.	C
Itsemap Brasil Servicios Tecnológicos MAPFRE, S.A.	Rua Sao Carlos do Pinhal, 696 – Sao Paulo (Brazil)	Consultancy	• Itsemap Serv. Tecnológicos • M.R. Asesorías	349 —	99.9792 0.0208	991	(653)	120	—	(B)	—	—
Mapfre Cía de Servicios Generales	Junior Tarara, 16 Lima (Peru)	Consultancy	• Inv. Hemisférica • Inv. Ibéricas	— —	98.0000 1.0000	150	(42)	(24)	—	(A)	—	—

(*) Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.

Name	Address	Activity	Holding: Holder	Holding: Amount (*)	Holding: %	Figures Year-end 31-12-2001: Capital	Reserves	Result	Interim Div.	Method or Procedure	Audit: Firm	Audit: Review
REINSURANCE *(continued)*												
MAPFRE Mandatos y Servicios	Figueroa Alcorta. 3102 Buenos Aires (Argentina)	Services	• C.R. Argentina • Inversiones Hemisféricas	— —	1.0000 99.0000	96	(12)	(24)	—	(B)	—	—
ASSISTANCE												
MAPFRE Asistencia Cia. Internacional de Seguros y Reaseguros, S.A.	Gobelas 41-45 (Madrid)	Insurance and Reinsurance	• Corporación MAPFRE	42,471	99.9971	39,733	5,157	703	(998)	(A)	E.Y.	C
Iberoasistencia Portugal	Avda. Liberdade, 40 Lisbon (Portugal)	Travel Assistance	• MAPFRE Asistencia	—	100.0000	249	(23)	(578)	—	(A)	CRRC	C
Brasil Asistencia	Ed.Crystal Tower Alameda Mamore 989 06454-040 Sao Paulo (Brazil)	Travel Assistance	• MAPFRE Asistencia	2,943	99.9990	2,858	2,297	479	—	(A)	E.Y.	C
Afrique Assistance	16, Rue Dr.Alphonse Laverning 1002 (Tunisia)	Travel Assistance	• MAPFRE Asistencia	347	49.0000	772	(142)	78	—	(B)	MENJ	C
Veneasistencia	Avda.del Libertador Torre Maracaibo Caracas (Venezuela)	Travel Assistance	• MAPFRE Asistencia • MAPFRE Re	710 —	99.9844 0.0020	454	385	87	—	(A)	E.Y.	C
Compañía de Asistencia de los Andes, S.A.	Carrera. 11, Nº 93 - 8 – 09 Bogotá (Colombia)	Travel Assistance	• MAPFRE Asistencia • Reaseg.Hemisférica • Iberoasistencia	686 — —	94.8900 0.0008 5.0977	430	548	(51)	—	(A)	K.P.M.G.	L
Federal Assist.	3401 N.W. 82 ND suite 3090 Miami – Florida 33122 (USA)	Travel Assistance	• MAPFRE Asistencia	1,336	100.0000	2,269	(908)	(25)	—	(A)	E.Y.	C
Norassist	83 Metcalfe Street Aurora (Ontario) LYG 1E7 Canada	Travel Assistance	• Federal Assist	—	100.0000	—	—	—	—	(B)	—	—
Iberoasistencia Argentina, S.A.	Avda. Figueroa Alcorta, 3102 – Buenos Aires (Argentina)	Travel Assistance	• MAPFRE Asistencia	2,594	99.9900	4,912	(1,529)	(800)	—	(A)	E.Y.	C
Sur Asistencia	Av.Apoquindo 4499 Santiago de Chile (Chile)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	496 —	99.0000 1.0000	468	273	(59)	—	(A)	E.Y.	C
Iberoasistencia, S.A.	Gobelas, 41-45 (Madrid)	Travel Assistance	• MAPFRE Asistencia	963	99.9300	963	(162)	335	(120)	(A)	E.Y.	C
Ireland Assist	22-26 Prospect Hill Galway (Ireland)	Travel Assistance	• MAPFRE Asistencia	288	100.0000	254	110	39	—	(B)	E.Y.	C
Gulf Assist E.C.	Manama Centre Building Manama (Barhrain)	Travel Assistance	• MAPFRE Asistencia	487	99.9800	908	45	526	(679)	(A)	E.Y.	C
France Assistance	6, Rue d'Amsterdam 75009 Paris (France)	Travel Assistance	• MAPFRE Asistencia	—	99.9821	207	(94)	(412)	—	(B)	E.Y.	C
Eurosos Assistance	282 Messogion Avenue 155.62 Neo Psichico. Athens (Greece)	Travel Assistance	• Iberoasistencia • MAPFRE Asistencia	— 746	0.5000 99.5000	587	42	316	(294)	(A)	E.Y.	C
Caribe Asistencia	Manuel de Jesús Troncoso, 2 Edif. Borrell 61 Pl. - Santo Domingo-Dominican Republic	Travel Assistance	• MAPFRE Asistencia	240	51.9997	537	389	219	—	(A)	E.Y.	C
Ecuasistencia	Avda.Doce de Octubre. 1942 –World Trade Center Quito (Ecuador)	Travel Assistance	• MAPFRE Asistencia • Andiasistencia	84 —	50.0000 50.0000	32	131	5	—	(B)	E.Y.	C
Quavitae, S.A.	C/Fuencarral. 123 (Madrid)	Assistance to the elder	• MAPFRE Asistencia • MAPFRE Seg. Grales	2,457 —	10.0000 10.0000	12,621	3,520	1,416	—	—	—	—
Perú Asistencia, S.A.	Tarata 160-9ª -Miraflores Lima (Peru)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	233 —	99.8636 0.1361	134	(42)	152	—	(B)	—	—
Viajes MAPFRE, S.A.	Sor Ángela de la Cruz,6 (Madrid)	Travel Assistance	• MAPFRE Asistencia • Ibreroasistencia.	1,658 —	99.7600 0.2400	1,520	441	(25)	(120)	(B)	E.Y.	C
México Asistencia	Porfirio Díaz 100 Mexico D.F. (Mexico)	Travel Assistance	• MAPFRE Asistencia	293	99.9900	572	301	804	—	(A)	E.Y.	C
Ibero Asistencia Servicios de Telemarketing, S.L.	Gobelas 41-45 (Madrid)	Call Center	• MAPFRE Asistencia • Iberoasistencia	127 —	26.5000 73.4500	331	127	95	(144)	(B)	E.Y.	C
Allmap Assist GMBH	Im Rosengarten. 256 61118 Bal Vilbel (Germany)	Assistance	• MAPFRE Asistencia • Iberoasistencia	490 —	99.9500 0.0500	511	472	(493)	—	(B)	—	—
Panamá Asistencia	Calle 50 local 9 D, piso 9 Panama, Bella Vista (Panama)	Assistance	• MAPFRE Asistencia	205	58.0000	681	(37)	30	—	(B)	E.Y.	C
Tur Assist.	Fluya mah.Hakki Yeten Cad. 17, Kat 6 Istanbul (Turkey)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	191 —	91.6667 8.3333	35	36	138	—	(B)	SIGMA	C
Uruguay Asistencia	Rincón, 77. Edif. Presidente Piso 2. Montevideo (Uruguay)	Travel Assistance	• MAPFRE Asistencia • Iberoasistencia	235 —	94.8165 5.1835	322	60	(134)	—	(A)	—	—
Asistencia Boliviana	Celso Castedo Barba, 39 Centro- Santa Cruz (Bolivia)	Travel Assistance	• MAPFRE Asistencia	160	99.4600	517	(216)	(141)	—	(B)	—	—
Costa Rica Asistencia	Sabana Norte rest Chicote 100 mN 25 E 200 N 25 E San José de Costa Rica (Costa Rica)	Travel Assistance	• MAPFRE Asistencia	190	100.0000	266	(33)	(43)	—	(B)	—	—
Quetzal Asistencia	Diagonal 6, zona 10 Ed.internaciones. Of. 301 (Guatemala)	Travel Assistance	• MAPFRE Asistencia	406	99.9920	180	20	9	(288)	(A)	—	—
El Salvador Asistencia S.A.	C. Finarc Giarte San Salvador El Salvador	Travel Assistance	• Mapfre Asistencia • Iberoasistencia	70 —	99.9900 0.0100	78	277	328	—	(B)	P.W.C.	C

(*) Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.

Name	Address	Activity	Holding: Holder	Holding: Amount (*)	Holding: %	Figures Year-end 31-12-2001: Capital	Reserves	Result	Interim Div.	Method or Procedure	Audit: Firm	Audit: Review
ASSISTANCE *(continued)*												
Nicassit, S.A.	Colonial Los Robles Managua, Nicaragua	Travel Assistance	• Mapfre Asistencia	37	100.0000	66	(5)	(24)	—	(B)	—	—
Benelux Asist., S.A.	Rue de Treves, 45 Brussels, Belgium	Travel Assistance	• Mapfre Asistencia	714	70.0000	1,922	(450)	(452)	—	(B)	E.Y.	C
REAL ESTATE												
MAPFRE Inmuebles, S.A.	Prieto Ureña,6 (Madrid)	Real Estate	• Corporación MAPFRE	30,465	99.9132	16.239	16.654	12.267	(1,478)	(B)	E.Y.	C
Desarrollos Urbanos Cic., S.A.	Prieto Ureña, 6 (Madrid)	Real Estate Services	• MAPFRE Inmuebles	510	99.9216							
			• Corporación MAPFRE	—	0.0784	383	77	(4)	—	(B)	E.Y.	L
Servicios Inmobiliarios MAPFRE, S.A.	Prieto Ureña,6 (Madrid)	Real Estate	• MAPFRE Inmuebles	300	99.9000							
			• Desarr. Urbanos, CIC	—	0.1000	300	—	20	—	(B)	E.Y.	L
Inmobiliaria Bravo Ureña, S.L.	Juan Bravo, 3 (Madrid)	Real Estate	• MAPFRE inmuebles	601	50.0000	1,202	—	—	—	(B)	E.Y.	L
OTHERS												
MAPFRE Soft, S.A.	Ctra.Pozuelo-Majadahonda s/n. (Madrid)	Computer Services	• Corporación MAPFRE	2,218	99.9991	2.158	246	(186)	—	(B)	E.Y.	C
MAPFRE Soft América, S.A.	18 de Julio, 841 Montevideo (Uruguay)	Computer Services	• Corporación MAPFRE	—	55.0000	2.386	(2.260)	(120)	—	(B)	E.Y.	C
Progress Assicurazioni S.p.A.	Villa de Gregorio Piazza Alberico Gentili,3 Palermo (Italy)	Insurance	• Corporación MAPFRE	4,863	48.9731	9,000	10,131	(84)	—	(A)	E.Y.	C
MAPFRE Asian Insurance Corporation	Rada St. Corner de la Rosa Santa Manila (Philippines)	Insurance	• Corporación MAPFRE	5,078	53.2300	8,667	1,094	(228)	—	(A)	A.A.	C
Detectar D.T.Transf. e Admon. De Riscos	Avda.MªCoelho Aguiar, 215 Sau Paulo (Brazil)	Risk Administration	• Corporación MAPFRE	11,291	100.0000	13,998	(3,173)	(463)	—	(A)	E.Y.	C
Fancy Investment, S.A..	Avda. 18 de Julio, 841 Montevideo (Uruguay)	Financial	• Corporación MAPFRE	28	100.0000	7,975	(7.609)	(337)	—	(A)	E.Y.	C
Caja Madrid Bolsa, Sociedad de Valores y Bolsa	Calle Serrano 39.(Madrid)	Broker-dealer Firm	• Corporación MAPFRE	8.199	30.0000	24,762	1,827	2,067	—	(D) (F)	A.A.	C
Gesmadrid, Sociedad Gestora de Instituciones de Inversión Colectiva	Pº de la Castellana 189. 6ªplanta (Madrid)	Investment Company	• Corporación MAPFRE	11.870	30.0000	26,186	4,[illegible]83	12,874	-	(D) (F)	A.A.	C
Caja Madrid Pensiones, S.A. Entidad Gestora de Fondos de Pensiones	Pº de la Castellana 189 (Madrid)	Pension Fund Management	• Corporación MAPFRE	7,645	30.0000	21,282	2,855	2,732	—	(D) (F)	A.A.	C
MAPFRE AMERICA												
MAPFRE América, S.A.	Ctra.Pozuelo Majadahonda, 52 (Madrid)	Holding	• Corporación MAPFRE	455.387	84.8700	362.104	71.046	(43,267)	—	(A)	E.Y.	C
ARGENTINA												
MAPFRE Argentina, S.A.	Lavalle, 348 Buenos Aires (Argentina)	Holding	• MAPFRE América	29,101	100.0000	60.600	(33,561)	8,324	—	(A)	P.W.C.	C
MAPFRE Aconcagua Cía. De Seguros, S.A.	Lavalle, 348 Buenos Aires (Argentina)	Insurance	• MAPFRE Argentina	28,608	99.9979	44,120	(23,007)	7,495	—	(A)	P.W.C.	C
Aconcagua Seguros de Retiro, S.A.	Lavalle, 348 Buenos Aires (Argentina)	Insurance	• MAPFRE Argentina	—	23.5688							
			• Aconcagua Cía de Seg.	6	76.4312	18	—	(30)	—	(A)	P.W.C.	C
Surassur, S.A.	Lavalle, 348 Buenos Aires (Argentina)	Insurance Broker	MAPFRE Argentina	(72)	100.0000	234	(54)	(252)	—	(A)	P.W.C.	C
Cesvi Argentina, S.A.	Calle 9 y 17, Parque Ind. Pilar- Buenos Aires (Argentina)	Research, training and advisory services	• Aconcagua Cía. De Seguros	258	6.5600	3,762	36	126	—	(B)	P.W.C.	C
MAPFRE Aconcagua A.R.T.	Lavalle 348, Buenos Aries (Argentina)	Risk Administration	• MAPFRE Argentina	8,745	99.2696							
			• Aconcagua Cía. De Seguros	66	0.7304	7,014	(252)	2.049	—	(A)	A.A.	C
MAPFRE Aconcagua Vida	Lavalle 348, Buenos Aries (Argentina)	Insurance	• MAPFRE Argentina	896	20.0000	8.011	(1,659)	(1,857)	—	(B)	P.W.C.	C
BRAZIL												
Vera Cruz Seguradora, S.A.	Av.María Coelho Aguiar, 215 Sao Paulo (Brazil)	Insurance	• MAPFRE Do Brasil	26,192	35.1373							
			• MAPFRE América	41,734	64.8627	85,794	(15,686)	2,001	—	(A)	K.P.M.G.	C
Seguradora Roma,S.A.	Avda.9 de Julio 4017 Sao Paulo (Brazil)	Insurance	• Vera Cruz Seguradora	4,057	46.0300	9,538	(721)	1,137	—	(D)	P.W.C.	C
MAPFRE do Brasil Consultoría e Servicios Ltda.	Rua Sao Carlos do Pinhal Sao Paulo (Brazil)	Advisory Services	• Corporación MAPFRE	1	0.5143							
			• MAPFRE América	28.644	99.4857	29,684	(3.696)	12	—	(A)	K.P.M.G.	C
Vera Cruz Consultoría Técnica e Administracao de Fundos S/C.Ltda.	Av.María Coelho Aguiar, 215 Sao Paulo (Brazil)	Pension Fund Administration	• Vera Cruz Seguradora	—	90.0000							
			• Vera Cruz Vida Previd.	—	2.0000	6	(6)	—	—	(B)	K.P.M.G.	C
Vera Cruz Vida e Previdencia, S.A.	Av.María Coelho Aguiar, 215 Sao Paulo (Brazil)	Insurance	• Vera Cruz Seguradora	6.214	20.0000							
			• Fancy	—	25.0000	38,489	(7,392)	511	—	(D)	K.P.M.G.	C
MAPFRE Seguros de Garantías, S.A.	Av.María Coelho Aguiar, 215 Sao Paulo (Brazil)	Insurance	• Mapfre América Caución	4.273	90.0000							
			• Vera Cruz Seguradora	475	10.0000	4,766	—	180	—	(B)	K.P.M.G.	C
Santacatarina Seguros e Previdencia, S.A.	Rua Padre Mighelinho, 80 Florianapolis (Brazil)	Insurance	• Vera Cruz Seguradora	264	13.3125	1,196	775	231	—	(D)	B.C.I.	C

** Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.*

Name	Address	Activity	Holding: Holder	Holding: Amount (*)	Holding: %	Figures Year-end 31-12-2001: Capital	Reserves	Result	Interim Div.	Method of Procedure	Audit: Firm	Audit: Review
MAPFRE AMERICA *(continued)*												
BRAZIL												
Cesvi Brasil, S.A. Centro de Experimento e Seguranza Viaria	Rua Amador Aguiar, 700- City Empresarial – Sao Paulo (Brazil)	Research, Training and Advisory Services	• Vera Cruz Seguradora	331	9.5000	—	—	—	—	(D)	E.Y.	C
CHILE												
MAPFRE Chile Seguros,S.A.	Avda.Apoquindo, 4499 Santiago de Chile (Chile)	Holding	• MAPFRE América • Inversiones Chile	23,349 —	99.9937 0.0042	30,309	5,493	156	—	(A)	E.Y.	C
Euroamérica Asesorías Generales S.A.	Teatinos 280, piso 4 Santiago de Chile (Chile)	Investment Company	• MAPFRE Chile Seg.	6,797	100.0000	7,513	(1,004)	288	—	(A)	E.Y.	C
MAPFRE Compañía de Seguros Generales de Chile, S.A.	Teatinos 280, piso 4 Santiago de Chile (Chile)	Insurance	• MAPFRE Chile Seg.	16,606	59.1500	18,914	(3,023)	715	—	(A)	E.Y.	C
COLOMBIA												
MAPFRE Seguros Generales de Colombia S.A.	Carrera, 7, nº 74-36 Santa Fe de Bogota *(Colombia)*	Insurance	• MAPFRE América • Apoint	19,515 1,202	94.2272 5.7622	31,547	(10,914)	(1,599)	—	(A)	E.Y.	C
Credimapfre	Carrera, 7, nº 74-36 Santa Fe de Bogota (Colombia)	Motor Repair	• MAPFRE S.G. de Colombia • MAPFRE América	757 2,969	5.1212 94.8786	2,801	1,418	(6)	—	(A)	E.Y.	C
Vehidata, S.A.	Carrera 28, nº 53-14 Santa Fe de Bogota (Colombia)	Information on motor spare parts	• MAPFRE S.G. de Colombia • Credimapfre	246	92.5888 7.4112	114	54	(54)	—	(B)	M.L.	C
Automotores Capital LTDA	Carrera 7, nº 74-36 Santa Fe de Bogota (Colombia)	Repair, purchase and sale of vehicles	• Credimapfre	—	100.0000	—	(12)	—	—	(B)	—	—
Crediseguros	Carrera 64, nº 149 A-30 Santa Fe de Bogotá (Colombia)	Insurance	• MAPFRE S.G. de Colombia • América Caución	198	5.0000 60.0000	3,570	661	439	—	(B)	K.P.M.G.	C
Cesvi Colombia	Carrera 87, nº 15 – 87 Santa Fe de Bogotá (Colombia)	Research, Training and Advisory Services	• MAPFRE S.G. de Colombia	114	3.6422	3,005	1,208	210	—	(D)	K.P.M.G.	C
UNITED STATES												
MAPFRE Corporation of Florida	3401 N.W. 82 Avenue #100 Miami (USA)	Insurance Holding	• Pan América Corporation	4,724	100.0000	228	5,061	(565)	—	(A)	E.Y.	C
MAPFRE Insurance Company of America, Inc.	3401 N.W. 82 Avenue #100 Miami (USA)	Insurance	• MAPFRE Corporation of Florida	3,804	100.0000	1,136	2,608	60	—	(A)	E.Y.	C
Amstar Insurance Company	3401 N.W. 82 Avenue #100 Miami (USA)	Insurance	• MAPFRE Corporation of Florida	15,368	100.0000	1,136	18,505	(4,273)	—	(A)	E.Y.	C
Amstar Management Company	3401 N.W. 82 Avenue #100 Miami (USA)	Services	• MAPFRE Corporation of Florida	48	100.0000	30	—	18	—	(A)	E.Y.	C
Map Holding	3401 N.W. 82 Avenue #100 Miami (USA)	Financial	• MAPFRE Corporation of Florida	33[illegible]	100.0000	859	(643)	1[illegible]4	—	(A)	E.Y.	C
M & F Premium Finance	3401 N.W. 82 Avenue #100 Miami (USA)	Financial	• MAP Holding	559	100.0000	12	601	(54)	—	(A)	E.Y.	C
Head-Beckhan Amerinsurance	3401 N.W. 82 Avenue #100 Miami (USA)	Insurance Broker	• MAPFRE Corporation of Florida	1	23.7900	—	6	—	—	(B)	E.Y.	C
MEXICO												
Seguros Tepeyac, S.A.	Av.Magnocentro 5 *Col.C.San Fernando* Hixquilucan (Mexico)	Insurance	• MAPFRE América	7,129	49.0000	23,770	35,894	10,866	—	(A)	E.Y.	C
Afore Tepeyac, S.A.	Humboldt, 56 Mexico D.F. (Mexico)	Pension Fund Administration	• Tema Vida	24,886	67.0026	36,061	361	(1,022)	—	(A)	E.Y.	C
Editorial Diana, S.A. de C.V.	Roberto Gayol 129, del Valle Mexico D.F. (Mexico)	Publishing Company	• Seguros Tepeyac	6,305	20.[illegible]552	39,919	(30,754)	409	—	(D)	E.Y.	C
Ase Rent, S.A. de C.V.	*Arquímedes 199 -3º A* Polanco- Mexico D.F. (Mexico)	*Leasing Company*	• *Seguros Tepeyac*	198	50.9500	1,196	(1,118)	(6)	—	(B)	E.Y.	C
Unidad Móvil de Diagnóstico, S.A.	Humboldt, 56 Mexico D.F. (Mexico)	Medical Services	• Seguros Tepeyac	541	99.9982	168	180	(78)	—	(B)	E.Y.	C
Asset Defensa Legal Mexicana, S.A. de C.V.	M.M. de Llano 140 MTY Nuevo León (Mexico)	Legal Counsels	• Seguros Tepeyac	240	78.8145	391	(216)	24	—	(B)	E.Y.	C
Siefore Tepeyac, S.A.	Humboldt, 56 Mexico D.F. 06040 (Mexico)	Investment Funds Management	• Seguros Tepeyac • Afore Tepeyac	3,015 298,518	1.0000 99.0000	273,665	32,274	27,869	—	(B)	E.Y.	C
Cesvi México	Calle 1 Sur nº 101 Parque Ind.Toluca 2000-02-24 Toluca (Mexico)	Research Centre	• Seguros Tepeyac	276	8.1400	4,201	126	108	—	(D)	E.Y.	C
Tema Vida S.A. de C.V.	Av.Magnocentro 5 Col.C.San Fernando Hixquilucan (Mexico)	Pension Fund Administration	• Seguros Tepeyac	13,595	51.0144	30,345	(5,307)	932	..	(B)	E.Y.	C.
Tepeyac Asesores	Av.Magnocentro 5 Col.C.San Fernando Hixquilucan (Mexico)	Insurance Services	• Seguros Tepeyac	18	16.0000	126	—	—	—	(B)	E.Y.	C
PARAGUAY												
MAPFRE Paraguay Cía de Seguros, S.A.	Av.Mariscal López, 910 Asunción (Paraguay)	Insurance	• MAPFRE América	2,452	81.2200	2,494	373	150	—	(A)	E.Y.	C

** Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.*

Name	Address	Activity	Holding: Holder	Holding: Amount (*)	Holding: %	Figures Year-end 31-12-2001: Capital	Reserves	Result	Interim Div.	Method or Procedure	Audit: Firm	Audit: Review
MAPFRE AMERICA *(continued)*												
PERU												
MAPFRE Perú, S.A	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Peru)	Insurance	• MAPFRE América	5.241	78.1331	15,632	(5,571)	(1,430)	—	(A)	P.W.C.	C
Terrenos y Locales, S.A.	Av.Veintiocho de Julio, 873 Miraflores- Lima 18 (Peru)	Real Estate	• MAPFRE Perú	3,352	66.6200	5,361	(48)	18	—	(A)	P.W.C.	C
PUERTO RICO												
Pan American Corporation	Avda.Chardón C.González Hato RE.Y. - San Juan (Puerto Rico)	Insurance	• MAPFRE América	93,734	100.0000	7,404	165,753	5,577	—	(A)	E.Y.	C
Puerto Rican American Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Pan American Corporation	124,061	100.0000	5,674	108,873	9,514	—	(A)	E.Y.	C
Preferred Risk Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Puerto Rican American Ins.	20,759	100.0000	1,136	17.465	2.158	—	(A)	E.Y.	C
Pan American Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Pan American Corporation.	33,963	100.0000	1,250	28,079	4.634	—	(A)	E.Y.	C
Puerto Rican Insurance Agency Inc.	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance Broker	• Pan American Corporation	439	100.0000	90	343	6	—	(A)	E.Y.	C
Pan American Finance Corporation	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Financial	• Pan American Corporation • Pan American Ins.Co.	631 1,064	37.2208 62.7792	90	1,779	(174)	—	(A)	E.Y.	C
Puerto Rican American Life Insurance Company	Avda.Chardón C.González Hato RE.Y. – San Juan (Puerto Rico)	Insurance	• Pan America Corporation	358	15.0000	222	2,080	84	—	(D)	E.Y.	C
URUGUAY												
MAPFRE Uruguay, S.A.	Rincón, 465 Montevideo (Uruguay)	Insurance	• MAPFRE América	6,056	100.0000	5.259	763	793	—	(A)	E.Y.	C
Apoint, S.A.	Av.Gral.Flores 2422 Montevideo (Uruguay)	Financial	• MAPFRE América	6.070	100.0000	6.214	(2.416)	(1,142)	—	(A)	—	N/A
VENEZUELA												
Seguros La Seguridad, S.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Insurance and Reinsurance	• MAPFRE América	62.662	98.9000	20,368	57,619	16,197	—	(A)	P.W.C.	L
Cefoproseg C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Education	• Seguros La Seguridad	—	100.0000	—	—	(18)	—	(B)	P.W.C.	L
Inversora Seguridad C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Financing of policies	• Seguros La Seguridad	39,419	100.0000	32,551	871	5,583	—	(A)	P.W.C.	L
Inmobiliaria 24 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Property Administrators	• Seguros La Seguridad	174	100.0000	168	84	30	—	(A)	P.W.C.	L
Corporación SLS 024 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Sale of cemetery plots	• Seguros La Seguridad	3,763	100.0000	3,780	—	(12)	—	(A)	P.W.C.	L
Estacionamiento El Chorro	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Parking Control	• Inmobiliaria 24 C.A.	25	90.0000	—	30	—	—	(A)	P.W.C.	L
Inmobiliaria 96 C.A.	Calle 3ª Parcela 9 Edif. Seg. La Seguridad Caracas (Venezuela)	Real Estate	• Seguros La Seguridad	—	100.0000	—	—	(18)	—	(A)	P.W.C.	L
EL SALVADOR												
La Centroamericana, S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Insurance	• MAPFRE América	11,023	71.0892	10,806	3,113	980	—	(A)	P.W.C.	C
Inmobiliaria Americana, S.A.	Alameda Roosevelt, 31-07 San Salvador (El Salvador)	Real Estate	• MAPFRE América	4,544	71.0098	7,392	(36)	(150)	—	(A)	P.W.C.	C
SPAIN												
Inversiones Peruanas	General Perón, 40 (Madrid)	Holding	• MAPFRE América	2,560	20.0000	14,178	(529)	(998)	—	(D)	E.Y.	C

** Net values after deduction of pending payments and provisions for depreciation of investments. Figures in EUR 000s.*

CONSOLIDATION METHOD OR PROCEDURE
(A) Controlled companies fully consolidated
(B) Controlled companies consolidated by the equity method
(C) Controlled companies excluded from consolidation
(D) Affiliates and investee companies recorded by the equity method
(E) Affiliates and investee companies excluded from consolidation
(F) Companies consolidated this year for the first time

AUDITORS
E.Y. Ernst & Young
A.A. Arthur Andersen
BDO BDO
CRRC Calhau, Romao, Ribeiro da Cunha
D.F.K García Veramendi DFK
D.T. Deloitte & Touche
JRR José Ricardo Romero
K.P.M.G. K.P.M.G. Peat Marwick
MENJ R.Menjou
MERE María Elena Reyes
P.W.C. PriceWaterhouseCoopers
SIGMA Sigma
B.C.I. Boucinhas & Campos Auditores Independientes
M.L. Monchou Ltda.
VI & G. Verdeja, Iriondo & Gravier

AUDIT REVIEW
"L" Limited
"C" Complete
"—" No review carried out

Summarised Consolidated Balance Sheet and Profit and Loss Account of MAPFRE Inversion, Sociedad de Valores, S.A., as at 31 December 2001 (Appendix II)

BALANCE SHEET	
ASSETS	EUR thousands
Real Estate	2,330
Trading portfolio	537,991
Financial Intermediaries	48,777
Other assets	6,642
TOTAL ASSETS	**595,740**
Shareholders' funds	64,074
Reserves in fully consolidated Companies	6,303
Negative difference on consolidation	1,166
Results for the year attributable to the group	18,120
Interim dividend	(7,216)
Debts	485,048
Other liabilities	28,245
TOTAL LIABILITIES	**595,740**

PROFIT AND LOSS ACCOUNT	EUR thousands
INCOME	
Brokerage and markets	4,219
Management	33,123
ORDINARY MARGIN	37,342
Operating expenses	11,300
OPERATING MARGIN	26,042
Other results	1,814
PRE-TAX RESULT	27,856
AFTER-TAX RESULT	**18,120**

Audit Report

ERNST & YOUNG

Assurance & Advisory
Business Services (AABS)
Torre Picasso
Plaza Pablo Ruiz Picasso
28020 Madrid

Tel.: 91 572 72 00
Fax: 91 572 72 70
www.ey.com

AUDIT REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS
(Free translation from the original in Spanish. In the event of a discrepancy, the Spanish-language version prevails)

To the shareholders of
CORPORACION MAPFRE, S.A.

We have audited the consolidated annual accounts of CORPORACION MAPFRE, S.A. (formerly, CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A. - Note 1) and its subsidiaries (Note 2), which consist of the consolidated balance sheet at December 31, 2001, the consolidated profit and loss account and the consolidated notes thereto for the year then ended, the preparation of which is the responsibility of the Company's directors. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated annual accounts, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.

In compliance with Spanish mercantile law, for comparative purposes the Company's directors have included for each of the captions presented in the consolidated balance sheet and the consolidated profit and loss account, in addition to the figures of 2001, those of 2000. Our opinion refers only to the consolidated annual accounts for 2001. On March 28, 2001, we issued our audit report on the 2000 consolidated annual accounts, in which we expressed an unqualified opinion.

As explained in Note 10 of the notes to the consolidated financial statements, the information relating to "Technical income and expenses by lines" and "Technical results per year of occurrence" for non life business of the consolidated Group is not reflected, due to the various circumstances described in said note. The Corporation has obtained express authorization for this omission by the Directorate General for Insurance and Pension Funds on March 20, 2002.

The Corporation and some of its subsidiaries have performed significant transactions with other MAPFRE SYSTEM companies. Information about these transactions is given in Notes 6.17 and 6.18.

Ernst & Young, S.L.
Domicilio Social: Plaza Pablo Ruiz Picasso, s/n. 28020 Madrid.
Inscrita en el Registro Mercantil de Madrid al Tomo 12749,
Libro 0, Folio 215, Sección 8ª, Hoja M-23123, inscripción 116.
C.I.F. B 78970506

ERNST & YOUNG

- 2 -

In our opinion, the accompanying 2001 consolidated annual accounts give a true and fair view, in all material respects, of the net equity and financial position of CORPORACION MAPFRE, S.A. and its subsidiaries (Note 2) at December 31, 2001, and the results of their operations for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension in conformity with accounting principles and criteria generally accepted in Spain, applied on a basis consistent with those of the preceding year.

The accompanying consolidated management report for the year ended December 31, 2001 contains such explanations as the Directors consider appropriate concerning the situation of CORPORACION MAPFRE, S.A. and its subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated annual accounts. We have checked that the accounting information included in the report mentioned above agrees with the consolidated annual accounts for the year ended December 31, 2001. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the Corporation and its subsidiaries.

ERNST & YOUNG

Fernando Pindado Cardona

Madrid, March 22, 2002

Un-Consolidated Balance Sheet and Profit and Loss Account

Balance Sheet

Assets

Assets	2001	2000
Fixed Assets	0.4	0.6
Investments	969.8	729.5
Participation by reinsurance in technical reserves	–	11.3
Other assets	17.7	12.4
Cash, banks and liquid assets	5.2	20.7
Total Assets	**993.1**	**774.4**

Liabilities

Liabilities	2001	2000
Suscribed capital	90.8	90.9
Reserves	535.4	496.6
Result after taxes	44.6	73.6
Technical provisions	–	16.8
Deposits received from reinsurance	–	1.0
Other liabilities	322.3	95.3
Total Liabilities	**993.1**	**774.4**

Profit and Loss Account

	2001	2000
Result of the technical account of Non-Life insurance	0.1	(5.2)
Result of the technical account of Life insurance	–	–
Income from investments	58.5	100.3
Expenses from investments	(14.5)	(15.50)
Other income	1.5	1.5
Other expenses	(6.8)	(6.3)
Extraordinary income	0.9	0.1
Extraordinay expenses	(4.6)	(0.1)
Result before taxes	35.1	74.9
Tax	9.5	(1.2)
Result after Taxes	**44.6**	**73.6**

Million euros

Sistema MAPFRE
Presence

SISTEMA MAPFRE Spanish Presence

Insurance Network: 2,422


58
37
125
176
46
18
182
72
381
158
35
92
197
263
49
430
1
1
81

Situation at 31-XII-2001

SISTEMA MAPFRE International Presence

Direct Insurance | Reinsurance | * Assistance


MOSCOW
GALWAY
LONDON
BRUSSELS
FRANKFURT
LUXEMBOURG
PARIS
BUDAPEST
MILAN
OPORTO
LISBON
CANARY ISLAND
ATHENS
ISTAMBUL
TUNIS


TORONTO
NEW JERSEY
FLORIDA
MEXICO
DOMINICAN REPUBLIC
GUATEMALA
PUERTO RICO
HONDURAS
EL SALVADOR
NICARAGUA
COSTA RICA
VENEZUELA
PANAMA
COLOMBIA
ECUADOR
PERU
BOLIVIA
BRAZIL
PARAGUAY
CHILE
URUGUAY
ARGENTINA


PHILIPPINES


BAHRAIN

This publication contains the Consolidated Directors' Report and Consolidated Annual Accounts and Audit Report of CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S. A., as well as other additional information. The Unconsolidated Directors' Report and Annual Accounts and their corresponding Audit Reports area available to the shareholders and other interested parties.

CORPORACION MAPFRE

LEGAL ADDRESS:
PASEO DE RECOLETOS, 25
28004 MADRID
TEL.: 91 581 11 00
FAX: 91 581 11 43